PORTUGAL TELECOM, SGPS, S.A.

NIF/NIPC n° 503 215 058

Av. Fontes Pereira de Melo, 40, 1069-300 Lisboa
Portugal

March 10, 2014

Dear holders of American depositary shares and U.S. holders of ordinary shares of Portugal Telecom SGPS, S.A.:

On October 2, 2013, Portugal Telecom announced the proposed business combination of, inter alia, Portugal Telecom, Oi S.A. and the following holding companies of Oi: AG Telecom Participações S.A., Bratel Brasil S.A., PASA Participações S.A., LF Tel S.A., EDSP 75 Participações S.A. and Telemar Participações S.A., or “TmarPart,” to be combined into a single multinational telecommunications company based in Brazil, or the “Business Combination.” The Business Combination is expected to be accomplished through a series of transactions that are expected to result in (1) Oi’s owning the assets comprising Portugal Telecom’s operations, other than Portugal Telecom’s interests in Oi, Contax Participações S.A., a provider of contact services in Brazil, and Portugal Telecom’s subsidiary Bratel B.V., (2) Oi’s entering into a Brazilian merger of shares with TmarPart and becoming a wholly owned subsidiary of TmarPart and (3) Portugal Telecom’s merging with and into TmarPart, in each case subject to conditions.  As a result of the Business Combination, the shareholders of Oi and Portugal Telecom are expected to become shareholders of TmarPart.

In connection with the Business Combination, Portugal Telecom has issued a notice for an extraordinary general shareholders’ meeting to be held to approve Portugal Telecom Group’s participation in a share capital increase of Oi by contributing all of its operating assets and related liabilities, with the exception of the shares of Oi S.A., Contax Participações, S.A. and Portugal Telecom’s subsidiary Bratel B.V., or the “PT Asset Transfer.”

The information statement that accompanies this letter has been prepared for holders of ADSs of Portugal Telecom and U.S. holders of ordinary shares of Portugal Telecom in connection with the shareholder vote on the PT Asset Transfer.  This information statement relates only to this shareholder vote and is not intended to provide all the information that you may wish to review in connection with the Business Combination.  We urge you to read the information statement carefully. This is not a proxy solicitation, and you are requested not to send Portugal Telecom a proxy.

We are at your disposal to provide any clarification or additional information in connection with this letter or the information statement.  Please do not hesitate to contact our Investor Relations Department at Av. Fontes Pereira de Melo, 40 – 9 º, 1069-300 Lisboa, Portugal, Attn:  Nuno Vieira, Tel. +351 21 500 1701, Fax +351 21 500 0800.

Sincerely,

Henrique Granadeiro
Chief Executive Officer

INFORMATION STATEMENT

PORTUGAL TELECOM, SGPS, S.A.

We are not asking you for a proxy, and you are requested not to send us a proxy.

This information statement is being furnished in connection with the shareholders’ meeting to be held to approve the participation of Portugal Telecom, SGPS, S.A., or “Portugal Telecom,” in a share capital increase, or the “Capital Increase,” of Oi S.A., or “Oi,” by contributing all of its operating assets and related liabilities, with the exception of the shares of Oi, Contax Participações, S.A., or “Contax Holding,” and Portugal Telecom’s subsidiary Bratel B.V., or the “PT Asset Transfer.”

The PT Asset Transfer is being submitted for shareholder approval in the context of the proposed business combination of, inter alia, Portugal Telecom, Oi and the following holding companies of Oi: AG Telecom Participações S.A., Bratel Brasil S.A., PASA Participações S.A., LF Tel S.A., EDSP 75 Participações S.A. and Telemar Participações S.A., or “TmarPart” (collectively referred herein as the “Oi Holding Companies”), to be combined into a single large multinational telecommunications company based in Brazil, or the “Business Combination.”

The PT Asset Transfer and the Business Combination are subject to several conditions and approvals as described in this information statement.

Portugal Telecom’s ordinary shares are listed on the NYSE Euronext Lisbon under the symbol “PTS.” The Portugal Telecom ADSs are listed on the NYSE Euronext New York Stock Exchange under the symbol “PT”.

In reviewing this information statement, you should carefully consider the matters described under “Risk Factors” beginning on page 16 for a discussion of certain factors that should be considered by shareholders and ADS holders of Portugal Telecom.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this information statement or any other document referred to herein. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities. We are furnishing this information statement to holders of ADSs and U.S. holders of ordinary shares of Portugal Telecom solely to provide information about the proposed PT Asset Transfer and the Capital Increase.  This is not a proxy solicitation.

The date of this information statement is March 10, 2014.

In this information statement, unless otherwise indicated, all references in this document to “Portugal Telecom,” “our company,” “we,” “our,” “ours,” “us” or similar terms refer to Portugal Telecom SGPS, S.A.

Unless otherwise indicated, all references to “ADSs” or “Portugal Telecom ADSs” refer to the American depositary shares representing ordinary shares of Portugal Telecom.

Unless otherwise indicated, all references herein to “ordinary shares” refer to Portugal Telecom’s authorized and outstanding common shares, which are designated ordinary shares (ações ordinárias) with a nominal value of €0.03 per share.

All references herein to “Euros,” “EUR” or “€” are to the Euro. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars. All references to “Real,” “Reais” or “R$” are to the Brazilian Real, the official currency of Brazil.

i

IMPORTANT NOTICE

This information statement is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  We are delivering this information statement to you to provide information about the Portugal Telecom extraordinary general shareholders’ meeting that will consider the PT Asset Transfer.

This information statement contains information with respect to (1) the proposed Capital Increase of Oi, (2) the proposed merger of shares (incorporação de ações) between TmarPart and Oi and (3) the proposed merger (incorporação) of Portugal Telecom with and into TmarPart.

In connection with the proposed merger of shares between TmarPart and Oi and the proposed merger of Portugal Telecom with and into TmarPart, TmarPart plans to file with the Securities and Exchange Commission, or the “SEC,” (1) a registration statement on Form F-4, containing a prospectus that will be mailed to shareholders of Portugal Telecom and Oi (other than non-U.S. persons as defined in the applicable rules of the SEC) and (2) other documents regarding the proposed Business Combination.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed Business Combination.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the SEC’s website at www.sec.gov or from Portugal Telecom, Oi or TmarPart.

AVAILABLE INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, or the “Exchange Act,” pursuant to which we file reports and other information with the SEC. These materials may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of these materials may be obtained from the Public Reference Room upon payment of fees prescribed by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access these materials.

INCORPORATION BY REFERENCE

We “incorporate by reference” information into this information statement, which means that we disclose important information to you by referring you to those documents. The following information incorporated by reference in this information statement is considered to be part of this information statement:

•                  Portugal Telecom’s Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 30, 2013, or the “2012 Portugal Telecom Annual Report”;

•                  Oi’s Amendment No. 1 to its Annual Report on Form 20-F/A for the year ended December 31, 2012, filed with the SEC on November 29, 2013, or the “2012 Oi Annual Report”;

•                  any future annual reports on Form 20-F filed by Portugal Telecom with the SEC after the date of this information statement and prior to the date of the Portugal Telecom extraordinary general shareholders’ meeting;

•                  any future annual reports on Form 20-F filed by Oi with the SEC after the date of this information statement and prior to the date of the Portugal Telecom extraordinary general shareholders’ meeting;

•                  the following sections of the Disclosure Annex contained in Portugal Telecom’s Report on Form 6-K furnished to the SEC on February 7, 2014, or the “February 7 6-K”:

•                  Part 1 (“Description of Oi”);

•                  Part 4 (“Description of the Business Combination—Management of TmarPart Upon the Completion of the Business Combination,” but not any other subsection of such Part 4);

•                  Part 5 (“Additional Information About Portugal Telecom”); and

•                  Part 6 (“Financial Statements—Unaudited Interim Consolidated Financial Statements of Portugal Telecom, SGPS S.A.,” but not any other financial statements included in such Part 6);

•                  the following portions of Portugal Telecom’s Report on Form 6-K furnished to the SEC on February 21, 2014, or the “February 21 6-K”:  the audited consolidated financial statements of Portugal Telecom as of December 31, 2013 and 2012 and January 1, 2012 and for the years ended December 31, 2013 and 2012, and the report of Portugal Telecom’s independent auditors thereon, each of which is included in the Consolidated Annual Report furnished in such February 21 6-K (but not any other portion of the February 21 6-K);

•                  Portugal Telecom’s Report on Form 6-K furnished to the SEC on February 26, 2014, or the “February 26 6-K,” which includes copies of:

•                  the Proposal of the Board of Directors in connection with the Portugal Telecom extraordinary general shareholders’ meeting; and

•                  the PT Assets Valuation Report (as defined in “The Shareholder Meeting and the Business Combination—Steps of the Business Combination— Transfer of Assets and Liabilities to PT Portugal in Preparation for the Capital Increase”;

•                  Oi’s Report on Form 6-K furnished to the SEC on December 16, 2013, or the “Oi December 16 6-K,” which includes unaudited consolidated financial statements of Oi as of and for the three- and nine-month periods ended September 30, 2013 and 2012;

•                  Amendment No. 2 to the Statement on Schedule 13D filed with the SEC by Portugal Telecom and certain of its subsidiaries on February 27, 2014, or the “February 27 Schedule 13D”; and

•                  any future reports on Form 6-K that Portugal Telecom may furnish to the SEC after the date of this information statement and prior to the date of the Portugal Telecom extraordinary general shareholders’ meeting that are identified in such reports as being incorporated by reference into this information statement.

We encourage you to review the reports that Portugal Telecom files with the SEC through the date of the Portugal Telecom extraordinary general shareholders’ meeting.  We may provide updates to this information statement through those reports to the extent provided above.  However, we do not expect to mail copies of those reports to you unless you request them as provided below.  See “Available Information.”

Information that is incorporated by reference into this information statement after the date of this information statement will automatically modify and supersede the information included or incorporated by reference into this information statement to the extent that the subsequently filed information modifies or supersedes the existing information.

You may request a copy of any and all of the information that has been incorporated by reference into this information statement and that has not been delivered with this information statement, at no cost, by writing or telephoning us at Av. Fontes Pereira de Melo, 40 – 9 º, 1069-300 Lisboa, Portugal, Attn:  Nuno Vieira, Tel. +351 21 500 1701, Fax +351 21 500 0800.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Where You Can Find the Financial Statements

The table below sets forth where you can find the financial statements of Portugal Telecom and Oi referred to in this information statement.

Financial Statements	Location

Audited consolidated financial statements of Portugal Telecom as of and for the years ended December 31, 2012, 2011 and 2010 (IFRS).	2012 Portugal Telecom Annual Report, “Item 18. Financial Statements.”

Unaudited interim consolidated financial statements of Portugal Telecom as of and for the nine months ended September 30, 2013 and 2012 (IFRS) (Recast).	Part 6 of the February 7 6-K, “Financial Statements—Unaudited Interim Consolidated Financial Statements of Portugal Telecom, SGPS S.A.”

Audited consolidated financial statements of Portugal Telecom as of December 31, 2013 and 2012 and January 1, 2012 and for the years ended December 31, 2013 and 2012 (IFRS) (Recast).	February 21 6-K.

Audited consolidated financial statements of Oi as of and for the years ended December 31, 2012, 2011 and 2010 (Brazilian GAAP).	2012 Oi Annual Report, “Item 18. Financial Statements.”

Unaudited consolidated financial statements of Oi as of and for the three- and nine-month periods ended September 30, 2013 and 2012 (Brazilian GAAP).	Oi December 16 6-K.

Portugal Telecom Financial Statements

Portugal Telecom maintains its books and records in Euro, the single EU currency adopted by certain participating member countries of the European Union, including Portugal, as of January 1, 1999.

Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or the “IASB.” IFRS comprise the accounting standards issued by the IASB and interpretations issued by the International Financial Reporting Interpretations Committee, or “IFRIC.”

On March 28, 2011, we acquired a direct and indirect economic interest of 25.3% in Telemar Norte Leste S.A., or “Telemar,” through a 25.6% economic interest in TmarPart, a fixed line telecommunications operator in Brazil that was controlled by Tele Norte Leste Participações S.A., the parent company of the Oi Group at that time, and that controlled, directly or indirectly, the majority of the voting shares of the companies included in the Oi Group, primarily its mobile telecommunications operators, another fixed line telecommunications operator and several other support and holding companies. Our economic interest in the Oi Group decreased to 23.2% (from the initial 25.3% economic interest held in Telemar) as a result of a corporate reorganization of the Oi Group in 2012, or the “2012 Oi corporate reorganization,” described in “Item 4—Information on the Company—Our Businesses— Brazilian Operations (Oi)—Strategic Partnership with Oi—Reorganization of the Oi Group.”

Concurrently with our investment in Oi, we acquired a 16.2% economic interest in CTX Participações S.A., or “CTX,” the controlling shareholder of Contax Holding and Contax S.A., or “Contax,” a provider of contact center, business process outsourcing, or “BPO,” and IT services in Brazil and other countries in Latin America. Even before our investment in Contax, we provided call center and Information Technology/Information Systems, or “IT/IS” services, in Brazil through our subsidiary Dedic, S.A., or “Dedic,” and its subsidiary GPTI—Tecnologias de Informação, S.A., or “GPTI.” On June 30, 2011, we merged Dedic and GPTI into Contax, and our economic interest in Contax increased to 19.5%. On April 2, 2013, our economic interest in Contax increased to 21.1%

v

through the transaction described in “Item 4—Information on the Company—Our Businesses—Other International Operations—Other Brazilian Operations” of the 2012 Portugal Telecom Annual Report, which is incorporated herein by reference.

In our consolidated financial statements reported in the 2012 Portugal Telecom Annual Report, we proportionally consolidated 25.6% of TmarPart for the period beginning April 1, 2011, following IFRS as issued by the IASB.  In addition, in our consolidated financial statements reported in the 2012 Portugal Telecom Annual Report, we proportionally consolidated Contax since April 1, 2011 (Contax’s results included the results of Dedic and GPTI beginning July 1, 2011).

However, as from January 1, 2013, we voluntarily adopted IFRS 11, Joint Arrangements, before we were required to do so in the EU.  We reviewed and assessed the classification of our investments in joint arrangements in accordance with the requirements of IFRS 11 and concluded that the investments in TmarPart and CTX should be classified as joint ventures under IFRS 11 and accounted for using the equity method.

As a result of the adoption of the IFRS 11 and of the amendments to IAS 19, Employee Benefits, or “IAS 19,” we restated the previously reported consolidated statements of financial position as of December 31, 2012 and 2011 and the consolidated income statements for the periods then ended. In addition, we retrospectively adjusted the summary consolidated financial data for the years ended in December 31, 2009, December 31, 2010, December 31, 2011 and December 31, 2012 that is reflected in “Summary—Summary Historical Financial Data—Summary Historical Financial Data of Portugal Telecom” in this information statement to reflect the adoption of the IFRS 11 and the amendments to IAS 19.

Oi Financial Statements

Oi maintains its books and records in Reais.

Oi prepares its consolidated financial statements in accordance with accounting practices adopted in Brazil, or “Brazilian GAAP,” which differs in certain important respects from accounting principles generally accepted in the United States, or “U.S. GAAP.” For a discussion of certain differences between Brazilian GAAP and U.S. GAAP as they relate to Oi’s financial statements, see Note 32 to Oi’s audited consolidated financial statements included in the 2012 Oi Annual Report, which is incorporated herein by reference. See “Presentation of Financial Information” in the 2012 Oi Annual Report.

TmarPart Financial Information

TmarPart maintains its books and records in Reais.  TmarPart prepares its consolidated financial statements in accordance with IFRS as issued by the IASB.

Certain Defined Terms Used in this Information Statement

Unless otherwise indicated or the context otherwise requires:

•                  all references to “TmarPart” are to Telemar Participações S.A.;

•                  all references to “Telemar” are to Telemar Norte Leste S.A.;

•                  all references to “TNL” are to Tele Norte Leste Participações S.A.;

•                  all references to “Portugal Telecom,” “our company,” “we,” “our,” “ours,” “us” or similar terms are to Portugal Telecom, SGPS S.A. and its consolidated subsidiaries;

•                  all references to “Oi” are to Oi S.A., including its consolidated subsidiaries as the context requires;

•                  all references to “Oi Group” are, collectively, to Telemar Participações S.A., its subsidiary Oi and Oi’s subsidiaries.

•                  all references to “PT Portugal” are to PT Portugal SGPS, S.A. including its consolidated subsidiaries and investments following the reorganization of Portugal Telecom in preparation for the Oi capital increase (as described in this information statement);

•                  all references to “Bratel Brasil” are to Bratel Brasil S.A., an indirect wholly-owned subsidiary of Portugal Telecom and a member of a group of shareholders that controls our company;

•                  all references to “AG Telecom” are to AG Telecom Participações S.A., which is a member of a group of shareholders that controls our company;

•                  all references to “LF Tel” are to LF Tel S.A., which is a member of a group of shareholders that controls our company;

•                  all references to “PASA” are to PASA Participações S.A., which is the sole shareholder of AG Telecom;

•                  all references to “EDSP” are to EDSP 75 Participações S.A., which is the sole shareholder of LF Tel;

•                  all references to “AGSA” or to “Andrade Gutierrez” are to Andrade Gutierrez S.A., which together with Bratel Brasil are the only shareholders of PASA;

•                  all references to the “AGSA Holding Companies” are to PASA and Venus, collectively;

•                  all references to “Jereissati Telecom” are to Jereissati Telecom S.A., which together with Bratel Brasil are the only shareholders of ESDP;

•                  all references to the “Jereissati Telecom Holding Companies” are to EDSP and Sayed, collectively;

•                  all references to “Venus” are to Venus RJ Participações, S.A., a subsidiary of AGSA to which AGSA will contribute its shares of PASA as described in this information statement;

•                  all references to “Sayed” are to Sayed RJ Participações, S.A., a subsidiary of Jereissati Telecom to which Jereissati Telecom will contribute its shares of PASA as described in this information statement;

•                  all references to “BNDESPar” are to BNDES Participações S.A., a current shareholder of our company, which is the private equity arm of the Brazilian national development bank (Banco Nacional de Desenvolvimento Econômio e Social), or BNDES;

•                  all references to “FASS” are to Fundação Atlântico de Seguridade Social, a current shareholder of our company;

•                  all references to “PREVI” are to Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, a current shareholder of our company;

•                  all references to “PETROS” are to Fundação Petrobras de Seguridade Social—PETROS, a current shareholder of our company;

•                  all references to “FUNCEF” are to Fundação dos Economiários Federais—FUNCEF, a current shareholder of our company;

•                  all references to “CTX” are to CTX Participações S.A., a company controlled by AG Telecom, LF Tel, FASS and Portugal Telecom;

•                  all references to “Contax Holding” are to Contax Participações S.A., a company controlled by CTX;

•                  all references to “Contax” are to Contax S.A., a company controlled by Contax Holding;

•                  all references to “MEO” are to MEO – Serviços de Comunicações e Multimédia, S.A.;

•                  all references to “Brazil” are to the Federative Republic of Brazil;

•                  all references to the “Brazilian government” are to the federal government of the Federative Republic of Brazil;

•                  all references to the “Brazilian Corporation Law” are to Brazilian Law No. 6,404/76, as amended;

•                  all references to the “CVM” are to the Brazilian Securities Commission (Comissão de Valores Mobiliários);

•                  all references to “ANATEL” are to the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações), the Brazilian federal telecommunications regulator;

•                  all references to “CADE” are to the Brazilian antitrust regulator (Conselho Administrativo de Defesa Econômica);

•                  all references to “Portugal” are to the Portuguese Republic, including the Madeira Islands and the Azores Islands;

•                  all references to the “Portuguese government” are to the federal government of Portugal the Portuguese Republic, including the Madeira Islands and the Azores Islands;

•                  all references to the “Portuguese Companies Code” are to Portuguese Decree Law 262/86, as amended;

•                  all references to the “CMVM” are to the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários);

•                  all references to “ANACOM” are to the Portuguese National Communications Authority (Autoridade Nacional das Comunicações), the current designation of the current designation of the Portuguese telecommunications regulator, previously known as Portuguese Institute of Communications (Instituto das Comunicações de Portugal), or ICP;

•                  all references to the “Portuguese Competition Authority” are to the Portuguese antitrust regulator (Autoridade da Concorrência);

•                  all references to the “PT Merger Agreement” are to the Protocol of Merger and Instrument of Justification (Protocolo de Fusão/Protocolo e Justificação de Incorporação) expected to be entered between TmarPart and Portugal Telecom;

•                  all references to the “Oi Merger Agreement” are to the Protocol of Merger of Shares and Instrument of Justification (Protocolo e Justificação de Incorporação de Ações) expected to be entered between TmarPart and Oi; and

•                  all references to the “EU” are to the European Union.

Rounding

We have made rounding adjustments to reach some of the figures included in this information statement. As a result, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

Exchange Rates

On February 28, 2014, the exchange rate for Euros into U.S. dollars was €1.00 to US$1.3806, based on the noon buying rate in the City of New York for cable transfers in Euro. The noon buying rate was €1.00 to US$1.3779 as of December 31, 2013, €1.00 to US$1.3186 as of December 31, 2012 and €1.00 to US$1.2973 as of December 30, 2011. The Euro/U.S. dollar exchange rate may fluctuate widely, and the noon buying rate as of February 28, 2014 may not be indicative of future exchange rates.

On March 6, 2014, the exchange rate for Reais into U.S. dollars was R$2.309 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the “Brazilian Central Bank.” The selling rate was R$2.343 to US$1.00 as of December 31, 2013, R$2.044 to US$1.00 as of December 31, 2012 and R$1.876 to US$1.00 as of December 31, 2011, in each case as reported by the Brazilian Central Bank. The Real/U.S. dollar exchange rate may fluctuate widely, and the selling rate as of March 6, 2014 may not be indicative of future exchange rates.

Solely for the convenience of the reader, we have translated some amounts included in “Summary—Summary Historical Financial Data” from (i) Reais into U.S. dollars using the selling rate as reported by the Brazilian Central Bank as of December 31, 2013 of R$2.343 to US$1.00 and (ii) Euro into U.S. dollars using the noon buying rate in the City of New York for cable transfers in Euro as of December 31, 2013 of €1.00 to US$1.3779. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

SUMMARY

This summary highlights information contained elsewhere in this information statement and may not contain all of the information that may be important to you. For a complete understanding of the business of Portugal Telecom and the Business Combination, you should read this summary together with the more detailed information and the financial statements included or incorporated by reference in this information statement. You should read this entire information statement and the documents incorporated by reference carefully, including the “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” sections.

The Companies

Overview of Portugal Telecom

Portugal Telecom provides telecommunications services in Portugal, in Brazil through its strategic partnerships with TmarPart, Oi and Contax, and in certain countries in sub-Saharan Africa and Asia.

In anticipation of the proposed Business Combination, Portugal Telecom will contribute all of its operating assets, except interests held directly or indirectly in Oi, Contax Holding and Bratel B.V., to PT Portugal, and PT Portugal will assume all of Portugal Telecom’s liabilities at the time of the transfer.  In addition, Portugal Telecom has exchanged of all of its direct and indirect interest in CTX and Contax Holding for additional direct and indirect stakes in PASA and EDSP. We refer to the shares of PT Portugal (and consequently of the assets and liabilities to be transferred to PT Portugal) as the “PT Assets.” For more information about these transactions, see “The Shareholder Meeting and the Business Combination—Transactions Undertaken in Anticipation of the Business Combination.”

In the proposed Capital Increase, Portugal Telecom will subscribe for Oi common and preferred shares and will settle the purchase of these shares through the contribution to Oi of all of the outstanding shares of PT Portugal. As a result, Portugal Telecom will own, directly and through its subsidiary Bratel Brasil, Oi common and preferred shares. Finally, Portugal Telecom owns, directly and indirectly, 383,359,675 of TmarPart’s common shares, representing 12.1% of TmarPart’s issued and outstanding share capital and voting share capital.

As a consequence of the transfer of assets to Oi, Portugal Telecom’s non-current assets will consist solely of the TmarPart common shares, Oi common shares and Oi preferred shares that it will own directly and indirectly, and its current assets will consist of accounts receivable and cash or bank deposits in an amount sufficient to settle all of its liabilities, including cash and cash equivalents expected to be held by Bratel B.V. that may be used to subscribe for the debentures described under “—The Shareholder Meeting and the Business Combination—Steps of the Business Combination—Recapitalization of TmarPart.”

The principal executive office of Portugal Telecom is located at Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal, and its telephone number at this address is +351-21-500-1701.

Overview of Oi and TmarPart

Oi is one of the largest integrated telecommunications service providers in Brazil, based on information available from ANATEL regarding the total number of Oi’s fixed lines in service and mobile subscribers as of December 31, 2013, and one of the principal telecommunications services providers offering “quadruple play” services in Brazil.

Prior to the Capital Increase, TmarPart owns, directly and through its wholly-owned subsidiary Valverde Participações S.A., 290,549,788 Oi common shares, representing 17.7% of the outstanding share capital of Oi and 56.4% of the voting share capital of Oi.  TmarPart’s only material asset is its interest in Oi.

Oi offers a range of integrated telecommunications services that includes fixed line and mobile telecommunications services, data transmission services (including broadband access services), ISP services and other services for residential customers, small, medium and large companies, and governmental agencies. Oi is the largest telecommunications provider in both Region I (which consists of 16 Brazilian states located in the northeastern and part of the northern and southeastern regions) and Region II (which consists of the Federal District and nine Brazilian states located in the western, central and southern regions) in Brazil, based on information available from ANATEL and other publicly available information regarding customers and revenues as of and for the year ended December 31, 2012. Oi has also been offering mobile telecommunications services in Region III (comprising the state of São Paulo) since October 2008.

According to the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE”:

•                  Region I had a population of approximately 105.3 million as of 2011, representing 54.7% of the total Brazilian population, and represented approximately 40.3% of Brazil’s total gross domestic product, or “GDP,” for 2011 (the most recent period for which such information is currently available).

•                  Region II had a population of approximately 45.5 million as of 2011, representing 23.7% of the total Brazilian population, and represented approximately 27.1% of Brazil’s total GDP for 2011.

•                  Region III had a population of approximately 41.6 million as of 2011, representing 21.6% of the total Brazilian population, and represented approximately 32.6% of Brazil’s total GDP for 2011.

Fixed line Telecommunications and Data Transmission Services

Oi’s traditional fixed line telecommunications business in Regions I and II includes local and long-distance services, network usage services (interconnection) and public telephones, in accordance with the concessions and authorizations granted to us by ANATEL. Oi is one of the largest fixed line telecommunications companies in Brazil in terms of total number of lines in service as of November 30, 2013 (the most recent date for which such information is currently available). Oi is the principal fixed line telecommunications service provider in Region I and Region II, based on Oi’s 11.6 million and 6.7 million fixed lines in service in Region I and Region II, respectively, as of December 31, 2013, with market shares of 67.8% and 62.4%, respectively, of the total fixed lines in service in these regions as of April 30, 2013, based on the most recent information available from ANATEL.

Oi offers a variety of high-speed data transmission services in Regions I and II, including services offered by its subsidiaries BrT Serviços de Internet S.A., or “BrTi,” and Brasil Telecom Comunicação Multimídia Ltda. Oi’s broadband services, primarily utilizing Asymmetric Digital Subscriber Line, or “ADSL,” technology, are marketed under the brand name “Oi Velox.” As of December 31, 2013, Oi had 5.3 million ADSL subscribers in Regions I and II, representing 41.5% of its fixed lines in service at that date. Additionally, Oi provides voice and data services to corporate clients throughout Brazil.

For the year ended December 31, 2013, Oi’s fixed line and data transmission services segment generated R$20,401 million in net operating revenue and recorded operating income before financial income (expenses) and taxes of R$3,775 million.

Mobile Telecommunications Services

Oi offers mobile telecommunications services throughout Brazil. Based on Oi’s 50.2 million mobile subscribers as of December 31, 2013, we believe that Oi is one of the principal mobile telecommunications service providers in Brazil. Based on information available from ANATEL, as of December 31, 2013, Oi’s market share was 22.9% in Region I, 15.0% in Region II and 13.1% in Region III, of the total number of mobile subscribers in these regions.

For the year ended December 31, 2013, Oi’s mobile services segment generated R$12,187 million in net operating revenue and recorded operating income before financial income (expenses) and taxes of R$1,376 million.

Other Services

Oi offers subscription television services under its “Oi TV” brand. Oi delivers subscription television services throughout Regions I and II using direct-to-home, or “DTH,” satellite technology. In Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena in the State of Minas Gerais, Oi uses a hybrid network of fiber optic and bidirectional coaxial cable. In December 2012 and January 2013, Oi introduced delivery of Oi TV through its fixed line network in Rio de Janeiro and Belo Horizonte, respectively.

Oi also operates a call center business for the sole purpose of providing services to Oi and its subsidiaries.

The Business Combination

This information statement has been prepared solely in connection with the Portugal Telecom extraordinary general shareholders’ meeting that will consider the PT Asset Transfer.  However, we provide information regarding the Business Combination because the PT Asset Transfer is a step in that transaction.

On October 2, 2013, we announced the proposed Business Combination of Portugal Telecom, Oi and the Oi Holding Companies, to be combined into a single multinational telecommunications company based in Brazil.

Reasons for the Business Combination

We believe that the Business Combination will:

•                  permit the formation of a single large multinational telecommunications company based in Brazil with more than 100 million customers in seven countries with a total population of approximately 260 million people;

•                  maintain the continuity of operations under the trademarks of Oi and Portugal Telecom in their respective regions of operation, subject to unified control and management by TmarPart;

•                  further consolidate the operations of Oi and Portugal Telecom, with the goal of achieving significant economies of scale, maximizing operational synergies, reducing operational risks, optimizing efficient investments and adopting best operational practices;

•                  strengthen the capital structure of TmarPart, facilitating its access to capital and financial resources:

•                  consolidate the shareholder bases of TmarPart, Oi and Portugal Telecom as holders of a single class of common shares or ADSs traded on the Novo Mercado segment of the BM&FBOVESPA, the New York Stock Exchange, or the “NYSE,” and NYSE Euronext Lisbon;

•                  diffuse TmarPart’s shareholder base, as a result of which no shareholder or group of shareholders will hold a majority interest in TmarPart’s capital;

•                  result in the adoption by TmarPart of the corporate governance practices of the Novo Mercado segment of the BM&FBOVESPA; and

•                  promote greater liquidity of the TmarPart common shares than currently is available to holders of Oi and Portugal Telecom shareholders.

Background of Business Combination

In July 2010, AG Telecom and LF Tel, two of TmarPart’s controlling shareholders, entered into a letter of intent with Portugal Telecom, Tele Norte Leste Participações S.A., or “TNL,” and Telemar as intervening parties, to establish the principal terms that served as a framework for a strategic partnership between Portugal Telecom and Oi. The objective of the strategic partnership was to develop a global telecommunications platform that would allow for cooperation in diverse areas, aiming, among other things, to share best practices, achieve economies of scale, implement research and development initiatives, develop technologies, expand the parties’ international presence, particularly in Latin America and Africa, diversify services, maximize synergies and reduce costs, always seeking to offer better services and care to customers of both groups and to create value for their shareholders.  As a consequence, in January 2011, Portugal Telecom and its subsidiary, Bratel Brasil, entered into agreements with TNL (a predecessor company of Oi), Telemar (currently a subsidiary of Oi), AG Telecom, Luxemburgo, LF Tel, BNDESPar, FASS, PREVI, PETROS and FUNCEF to implement the strategic partnership.

In March and April 2011, Telemar purchased 62,755,860 shares of Portugal Telecom, representing 7.0% of its outstanding shares, for an aggregate purchase price of R$1,207 million. In April and May 2012, Telemar acquired 25,093,639 additional shares of Portugal Telecom and now holds 89,651,205 Portugal Telecom ordinary shares, representing 10.0% of its outstanding shares.

On October 2, 2013, Oi and Portugal Telecom announced the execution of a Memorandum of Understanding in which they had agreed to the principles governing a series of transactions to implement the Business Combination.

On February 19, 2014, the parties to the Business Combination executed a number of definitive agreements to implement the Business Combination.

Steps of the Business Combination

The Business Combination is expected to be accomplished through a series of transactions that are expected to result in Oi’s owning the assets comprising Portugal Telecom’s operations, other than Portugal Telecom’s interests in Oi, Contax Participações and Bratel B.V., Oi’s entering into a Brazilian merger of shares with TmarPart and becoming a wholly owned subsidiary of TmarPart, and Portugal Telecom’s merging with and into TmarPart, in each case subject to conditions.  As a result of the Business Combination, the shareholders of Oi and Portugal Telecom are expected to become shareholders of TmarPart.  The three primary transactions are:

•                  the Capital Increase of Oi in which Oi is expected to issue (1) common and preferred shares for cash to investors, with a priority right of subscription for existing holders in Brazil of common shares and preferred shares of Oi, and (2) common and preferred shares to us in exchange for the transfer by us to Oi of all of the shares of PT Portugal SGPS, S.A., or “PT Portugal,” which is expected to own (a) all of our operating assets, except interests held directly or indirectly in Oi, Contax Participações and our subsidiary Bratel B.V. (which is expected to hold cash and cash equivalents that may be used to subscribe for the debentures described below under “—Recapitalization of TmarPart”), and (b) all of our liabilities at the time of the transfer;

•                  a merger of shares (incorporação de ações) under Brazilian law, a Brazilian transaction in which, subject to the approvals of the holders of voting shares of Oi and TmarPart, all of the Oi shares not owned by TmarPart will be exchanged for TmarPart common shares and Oi will become a wholly-owned subsidiary of TmarPart; and

•                  a merger (incorporação) under Portuguese and Brazilian law, of us with and into TmarPart, with TmarPart as the surviving company. Pursuant to the proposed merger, each of our issued and then outstanding ordinary shares will be cancelled, and the holder thereof will automatically receive TmarPart common shares. As a result of the merger, we will cease to exist.

Following the consummation of the Business Combination, Oi is expected to own the assets comprising our operations in Portugal, Africa and Asia, directly or indirectly through PT Portugal.

TmarPart’s common shares are expected to be listed on the Novo Mercado segment of BM&FBOVESPA and the NYSE Euronext Lisbon, and TmarPart’s ADSs are expected to be listed on the NYSE Euronext New York Stock Exchange.

Conditions to the Business Combination

The steps of the Business Combination described above are subject to certain conditions described below.

The Capital Increase

As described above, we are expected to subscribe for common shares and preferred shares of Oi in the Capital Increase in exchange for the transfer by Portugal Telecom to Oi of all of the shares of PT Portugal, which will hold the assets and liabilities described above under “—Steps of the Business Combination.”

Our subscription to the Capital Increase of Oi is subject to a number of conditions, including, without limitation, the following:

•                  the approval of the valuation report with respect to the PT Assets described in “The Shareholder Meeting and the Business Combination—Valuation Report” by the common shareholders of Oi;

•                  the minimum total amount to be subscribed in cash by investors must be at least equivalent to R$7.0 billion;

•                  certain current shareholders of TmarPart, and BTG Pactual S.A., directly or through an investment vehicle managed and administered through Banco BTG Pactual S.A., must participate in the offering by placing a subscription order for approximately R$2.0 billion;

•                  the authorization, or a decision of non-opposition by, ANATEL;

•                  the approval of the Portuguese Competition Authority; and

•                  the receipt of prior approvals of creditors and third parties, as well as the consent and waiver of our creditors for the execution of the Business Combination.

Oi’s obligation to issue shares to us in the Capital Increase is also subject to certain of the conditions set forth above and certain other conditions.  In addition, the sale by Oi of common and preferred shares for cash to investors in the Capital Increase is expected to be subject to customary conditions applicable to an offering of shares in a capital markets transaction.

Certain of the conditions to the consummation of our subscription to the Capital Increase are waivable by us or Oi, as the case may be, in our and their sole discretion.

We will not be obligated to complete the Business Combination if the percentage of our participation in TmarPart is less than 36.6% of the total capital stock of TmarPart on a fully diluted basis after giving effect to the Business Combination, and TmarPart will not be obligated to consummate the Business Combination if the percentage of our participation in TmarPart exceeds 39.6% of the total capital stock of TmarPart on a fully diluted basis after giving effect to the Business Combination.

The Merger of Shares

The boards of directors of each of TmarPart and Oi will have to approve a merger of shares in which, subject to the approvals of the holders of voting shares of TmarPart and Oi, all of the outstanding Oi shares not owned by TmarPart will be exchanged for TmarPart common shares and Oi will become a wholly-owned subsidiary of TmarPart.

The merger of shares must be approved at separate extraordinary general meetings of the shareholders of Oi and TmarPart. There are no conditions to the completion of the merger of shares other than:

•                  the approval of the merger of shares by (a) the affirmative vote of holders representing a majority of the number of issued and outstanding TmarPart common shares present or represented at a duly convened extraordinary general shareholders’ meeting, and (b) the affirmative vote of holders representing a majority of the total number of issued Oi common shares;

•                  the approval of the merger of shares by ANATEL; and

•                  that the relevant registration statement has been declared effective by the SEC.

The Merger

The merger will be subject to the approval of our board of directors and TmarPart’s board of directors in which, subject to the approvals of our shareholders and TmarPart’s shareholders, we will merge with and into TmarPart, with TmarPart as the surviving company.  As a result of the merger, we will cease to exist.

The merger must be approved at separate extraordinary general meetings of our shareholders and TmarPart’s shareholders. There are no conditions to the completion of the merger other than:

•                  the approval of the merger by (1) the affirmative vote of holders representing a majority of the number of issued and outstanding TmarPart common shares present or represented at a duly convened extraordinary general shareholders’ meeting, and (2) the affirmative vote of holders representing two-

thirds of the total number of outstanding Portugal Telecom ordinary shares and “A” shares present or represented at a duly convened extraordinary general shareholders’ meeting with a quorum of one-third on first call;

•                  the approval of the merger of shares by the shareholders of TmarPart and Oi entitled to vote with respect to the merger of shares;

•                  the approval of the merger of shares and the merger by ANATEL;

•                  the approval of the merger by the Portuguese Competition Authority; and

•                  that the relevant registration statement has been declared effective by the SEC.

We will not be obligated to complete the Business Combination if the percentage of our participation in TmarPart is less than 36.6% of the total capital stock of TmarPart on a fully diluted basis after giving effect to the merger shares.

Structural Diagrams

The diagram below sets forth the simplified ownership structure of TmarPart and Oi before giving effect to the Business Combination:

(1)                                 Jereissati Telecom S.A.

(2)                                 Andrade Gutierrez S.A.

(3)                                 Fundação Atlântico de Seguridade Social

(4)                                 BNDES Participações S.A.

(5)                                 FUNCEF – Fundação dos Economiários Federais

(6)                                 PETROS – Fundação Petrobrás de Seguridade Social

(7)                                 PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil

Following the Business Combination, the composition of TmarPart’s ownership structure is expected to be as follows:

(1)                                 Portugal Telecom International Finance B.V.

(2)                                 MEO – Serviços de Comunicações e Multimédia, S.A

Who Can Help Answer My Questions?

If you have questions about the Business Combination, you may contact:

Portugal Telecom, SGPS S.A.

Av. Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Attention: Nuno Vieira

Investor Relations Office

Telephone: +351-21-500-1701

Facsimile: +351-21-500-0800

Email: nuno.t.vieira@telecom.pt

You may also contact the information agent:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Call Collect: +1-212-929-5500

Call Toll-Free 1+800-322-2885

If you are a holder of Portugal Telecom ADSs, you may also contact:

Deutsche Bank Trust Company Americas

60 Wall Street

New York, New York 10005

Telephone: +1- 212-250-9100

This information statement has been prepared for holders of Portugal Telecom ADSs and U.S. holders of Portugal Telecom ordinary shares, and it explains the terms and conditions of the Business Combination and provides information about Portugal Telecom.  This is not a proxy solicitation.  This information statement is being furnished by Portugal Telecom solely to provide information to holders of Portugal Telecom ADSs and U.S. holders of Portugal Telecom shares who will vote will vote on the transfer of assets to Oi, as part of the Business Combination. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of Portugal Telecom.  The information contained in this information statement is believed by Portugal Telecom to be accurate with respect to Portugal Telecom as of the date set forth on the cover. Changes may occur after that date, and Portugal Telecom does not undertake any obligation to update this information.

Portugal Telecom has not authorized anyone to give you any information or to make any representation about the Business Combination or the parties thereto that differs from or adds to the information contained in this information statement or in the documents Portugal Telecom has publicly filed with the SEC. Therefore, if anyone should give you any different or additional information, you should not rely on it.

Summary Historical Financial Data

The following summary historical financial data has been derived from consolidated financial statements of Portugal Telecom and Oi.

Summary Historical Financial Data of Portugal Telecom

The following summary financial data have been derived from Portugal Telecom’s consolidated financial statements. The summary consolidated statement of financial position data as of December 31, 2013, 2012, 2011 and 2010 and the summary consolidated income statement data for the years ended December 31, 2013, 2012, 2011 and 2010 have been derived from audited consolidated financial statements of Portugal Telecom, which were prepared in accordance with IFRS and are incorporated by reference in this information statement. The summary consolidated statement of financial position data as of December 31, 2009 and the summary consolidated income statement data for the years ended December 31, 2009 have been derived from consolidated financial statements of Portugal Telecom, prepared in accordance with IFRS, that are not included in this information statement or incorporated herein by reference.

As a result of Portugal Telecom’s sale on September 27, 2010 of its interest in Vivo Participações S.A., or “Vivo,” to Telefónica, Portugal Telecom’s interest in the net income of Vivo is presented under the line item “Discontinued Operations” for all periods through the completion of the sale, and the summary consolidated statement of financial position as of December 31, 2010 no longer includes the assets and liabilities related to Vivo.

You should read this summary financial data in conjunction with (1) “Presentation of Financial and Other Information,” (2) the audited consolidated financial statements of Portugal Telecom and the related notes thereto and (3) the unaudited interim consolidated financial statements of Portugal Telecom and the related notes thereto, which are incorporated by reference in this information statement.

You should be aware that the summary historical financial data in this “Summary Historical Financial Data of Portugal Telecom” section is based on the audited consolidated financial statements of Portugal Telecom as of and for the years ended December 31, 2011, 2012, and 2013. These financial statements reflect the adoption of IFRS 11, Joint Arrangements, and the revised version of IAS 19, Employee Benefits, as described in “Presentation of Financial and Other Information.”

Income Statement Data

	For the Year Ended December 31,
	2013(1)		2013	2012	2011	2010	2009
	(in millions of US$, except per share and ADS data)		(in millions of Euros, except per share and ADS data)

Continuing Operations:
Revenue	US$	4,011	€2,911	€3,079	€3,380	€3,742	€3,733
Costs, expenses and net losses and income	(3,536)		(2,566)	(2,587)	(2,873)	(3,344)	(3,049)
Income before financial results and taxes	475		345	492	507	398	684
Financial (losses) and gains, net	145		105	(56)	(1)	(82)	201
Income before taxes	620		450	436	507	316	885
Income taxes	85		(62)	(126)	(99)	(74)	(184)
Net income from continuing operations	535		388	310	408	243	701
Discontinued Operations:
Net income from discontinued operations	—		—	—	—	5,565	83
Net income	535		€388	€310	€408	€5,808	€784

Net income attributable to non-controlling interests	79		57	84	74	148	104
Net income attributable to equity holders of the parent	456		331	226	334	5,660	679

Income before financial results and taxes per ordinary share, A share and ADS	0.54		0.39	0.55	0.57	0.44	0.76
Earnings per ordinary share, A share and ADS:
Basic(2)	0.54		0.39	0.26	0.39	6.46	0.78
Diluted(3)	0.54		0.39	0.26	0.39	6.05	0.75
Earnings per ordinary share, A share and ADS from continuing operations, net of non-controlling interests:
Basic(2)	0.54		0.39	0.26	0.39	0.18	0.73
Diluted(3)	0.54		0.39	0.26	0.39	0.18	0.71

(1)         Translated for convenience only using noon buying rate in the City of New York for cable transfers in Euro as of December 31, 2013 for Euros into U.S. dollars of €1.00=US$1.3779.

(2)         Based on 896,512,500 ordinary and A shares for all periods presented.

(3)         The weighted average number of shares for purposes of calculating basic earnings per share is computed based on the average ordinary and A shares issued and the average number of treasury shares.

Statement of Financial Position Data

	As of December 31,
	2013(1)		2013	2012	2011	2010	2009
	(in millions of US$)		(in millions of Euros)

Cash and cash equivalents	US$	2,286	€1,659	€1,989	€3,642	€4,765	€1,159
Cash investments	1,259		914	626	463	342	22
Trade accounts receivable, net	1,051		763	797	889	1,054	913
Total current assets	5,474		3,973	4,102	5,503	8,855	2,505
Investments in joint ventures	3,318		2,408	2,980	3,510	—	2,898
Investments in group companies	704		511	407	533	362	597
Tangible assets	4,737		3,438	3,579	3,656	3,875	3,538
Intangible assets	989		718	758	801	695	1,101
Total assets	16,562		12,020	12,829	15,064	15,165	11,605
Short-term debt (including current portion of medium- and long-term debt)	2,056		1,492	1,396	2,691	952	331
Total current liabilities	4,168		3,025	2,995	4,765	2,684	2,147
Medium- and long-term debt	8,101		5,879	5,979	5,708	6,254	5,720
Share capital	37		27	27	27	27	27

	As of December 31,
	2013(1)	2013	2012	2011	2010	2009
	(in millions of US$)	(in millions of Euros)

Total equity	2,573	1,867	2,537	3,063	4,623	1,498
Equity excluding non-controlling interests	2,261	1,641	2,305	2,841	4,406	1,336
Non-controlling interests	310	225	233	222	217	162

Number of ordinary shares	—	897	897	897	897	897

(1)         Translated for convenience only using noon buying rate in the City of New York for cable transfers in Euro as of December 31, 2013 for Euros into U.S. dollars of €1.00=US$1.3779.

Summary Historical Financial Data of Oi

The following summary financial data have been derived from Oi’s consolidated financial statements. The summary financial data as of and for the year ended December 31, 2013 have been derived from audited consolidated financial statements of Oi that were prepared in accordance with Brazilian GAAP and are not included in this information statement or incorporated herein by reference. The summary financial data as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 have been derived from audited consolidated financial statements of Oi that were prepared in accordance with Brazilian GAAP and are incorporated herein by reference to the 2012 Oi Annual Report. The summary financial data as of December 31, 2010 and 2009 and for the year ended December 31, 2009 have been derived from audited consolidated financial statements of Oi that are not included in this information statement or incorporated herein by reference.

Oi’s consolidated financial statements are prepared in accordance with Brazilian GAAP, which differs in certain important respects from U.S. GAAP. For a discussion of certain differences relating to Oi’s financial statements, see Note 31 to Oi’s audited consolidated financial statements, which are incorporated herein by reference to the 2012 Oi Annual Report. Under U.S. GAAP, Oi’s financial information has been retrospectively adjusted to reflect the effect of the 2012 Oi corporate reorganization for all periods during which Oi, TNL, Telemar and Coari Participações S.A., or “Coari,” were under common control, which for these purposes was January 1, 2009.

You should read this summary financial data in conjunction with (1) “Presentation of Financial and Other Information,” (2) the audited consolidated financial statements of Oi and the related notes thereto and (3) the unaudited interim consolidated financial statements of Oi and the related notes thereto, which are incorporated by reference in this information statement.

Income Statement Data

	For the Year Ended December 31,
	2013(1)		2013		2012		2011		2010		2009(2)
	(in millions of US$, except per share and ADS data)		(in millions of Reais, except per share and ADS data)

Brazilian GAAP:
Net operating revenue	US$	12,131	R$	28,422	R$	25,161	R$	9,245	R$	10,263	R$	10,919
Cost of sales and services	(6,513)		(15,259)		(12,670)		(4,587)		(4,732)		(5,764)
Gross profit	5,618		13,163		12,491		4,659		5,531		5,155
Operating income (expenses)	(3,362)		(7,876)		(7,731)		(3,091)		(3,072)		(6,232)
Operating income (loss) before financial income (expenses) and taxes	2,256		5,287		4,760		1,567		2,459		(1,077)
Financial income	587		1,375		2,275		1,406		979		630
Financial expenses	(1,985)		(4,650)		(4,491)		(1,478)		(1,060)		(912)
Financial income (expenses) net	(1,398)		(3,275)		(2,216)		(72)		(80)		(281)
Income (loss) before taxes	859		2,012		2,544		1,495		2,379		(1,358)
Income tax and social contribution	(222)		(519)		(760)		(490)		(408)		339

	For the Year Ended December 31,
	2013(1)		2013		2012		2011		2010		2009(2)
	(in millions of US$, except per share and ADS data)		(in millions of Reais, except per share and ADS data)

Net income (loss)	US$	637	R$	1,493	R$	1,785	R$	1,006	R$	1,971	R$	(1,019)

Net income (loss) attributable to controlling shareholders	US$	637	R$	1,493	R$	1,785	R$	1,006	R$	1,971	R$	(1,021)
Net income (loss) attributable to non-controlling shareholders	—		—		—		—		—		2

Net income (loss) allocated to each class of shares:
Common shares	200		469		560		316		619		(1,021)
Preferred shares	437		1,024		1,225		690		1,352		—
Net income (loss) per share(2):
Common shares — basic	0.39		0.91		1.09		0.61		1.20		(0.62)
Common shares — diluted	0.39		0.91		1.09		0.61		1.20		(0.62)
Preferred shares and ADSs — basic	0.39		0.91		1.09		0.61		1.20		—
Preferred shares and ADSs — diluted	0.39		0.91		1.09		0.61		1.20		—
Weighted average shares outstanding (in thousands):
Common shares — basic	—		514,758		514,758		514,758		514,758		514,758
Common shares — diluted	—		514,758		514,758		514,758		514,758		514,758
Preferred shares — basic	—		1,125,273		1,125,273		1,125,273		1,125,273		1,125,273
Preferred shares — diluted	—		1,125,273		1,125,273		1,125,273		1,125,273		1,125,273

(1)         Translated for convenience only using the the selling rate as reported by the Brazilian Central Bank on December 31, 2013 for Reais into U.S. dollars of R$2.343=US$1.00.

(2)         As required by Pronouncement 41, Earnings Per Share, of the of the Brazilian Accounting Standards Committee (Comitê de Pronunciamentos Contábeis), or “CPC,” Oi has adjusted retrospectively the calculation of basic and diluted earnings per share taking into consideration the shareholder structure resulting from the 2012 Oi corporate reorganization. In addition, under the Brazilian Corporation Law, preferred shareholders are not obligated to absorb losses, and such losses are exclusively attributed to common shareholders.

	For the Year Ended December 31,
	2013(1)		2013		2012		2011		2010		2009
	(in millions of US$, except per share and ADS data)		(in millions of Reais, except per share and ADS data)

U.S. GAAP:
Net operating revenue	US$	12,131	R$	28,422	R$	28,141	R$	27,907	R$	29,479	R$	29,861
Cost of sales and services	(7,028)		(16,467)		(15,825)		(16,180)		(16,576)		(18,371)
Gross profit	5,102		11,955		12,316		11,727		12,903		11,490
Operating income (expenses), net	3,402		(7,972)		(8,579)		(9,016)		(8,611)		(3,691)
Operating income (loss) before financial income (expenses) and taxes	1,700		3,983		3,737		2,712		4,292		7,799
Financial income (expenses), net	1,409		(3,302)		(2,617)		(3,471)		(2,440)		(2,385)
Income (loss) before taxes	290		681		1,120		(759)		1,852		5,414
Income tax and social contribution	(32)		(77)		(254)		202		20		(548)
Net income (loss)	257		604		866		(557)		1,872		4,866
Net income (loss) attributable to controlling shareholders	257		604		859		(296)		1,492		3,933
Net income (loss) attributable to non-controlling shareholders	—		—		7		(261)		381		933
Other comprehensive income (loss)	15		34		(319)		(133)		(62)		252
Total comprehensive income (loss)	US$	272	R$	638	R$	547	R$	(690)	R$	1,810	R$	5,118

Net income (loss) allocated to each class of shares(2):
Common shares — basic	US$	80	R$	190	R$	289	R$	(296)	R$	613	R$	1,617
Common shares — diluted	80		190		289		(296)		620		1,637
Preferred shares and ADSs — basic	176		414		570		—		878		2,316
Preferred shares and ADSs — diluted	176		414		570		—		872		2,296
Net income (loss) per share:
Common shares — basic	0.15		0.37		0.57		(0.65)		1.79		4.72
Common shares — diluted	0.15		0.37		0.57		(0.65)		1.76		4.63
Preferred shares and ADSs — basic	0.15		0.37		0.57		—		1.79		4.72
Preferred shares and ADSs — diluted	0.15		0.37		0.57		—		1.76		4.63
Weighted average shares outstanding (in thousands):
Common shares — basic	—		514,758		504,990		456,149		342,917		342,837
Common shares — diluted	—		514,758		504,990		465,598		352,283		353,341
Preferred shares and ADSs — basic	—		1,125,270		994,880		536,927		491,199		490,860
Preferred shares and ADSs — diluted	—		1,125,270		994,880		540,924		495,194		495,601

(1)         Translated for convenience only using the the selling rate as reported by the Brazilian Central Bank on December 31, 2013 for Reais into U.S. dollars of R$2.343=US$1.00.

(2)         In accordance with ASC 260, Earnings Per Share, basic and diluted earnings per share have been calculated, for U.S. GAAP purposes, using the “two class method.” See Note 32 to the audited consolidated financial statements of Oi, which are incorporated herein by reference to the 2012 Oi Annual Report.

Balance Sheet Data

	As of December 31,
	2013(1)		2013		2012		2011		2010		2009
	(in millions of US$)		(in millions of Reais)

Brazilian GAAP:
Cash and cash equivalents	US$	1,035	R$	2,425	R$	4,408	R$	6,005	R$	3,217	R$	1,717
Short-term investments	210		493		2,426		1,084		832		382
Trade receivable, net	3,029		7,097		7,018		2,010		2,070		1,992
Total current assets	7,549		17,687		21,138		12,246		8,487		6,127
Property, plant and equipment, net	10,579		24,786		23,103		5,794		5,317		5,267
Intangible assets, net	1,673		3,919		4,196		1,085		1,318		1,572
Total assets	29,917		70,096		69,150		31,664		26,886		24,564
Short-term loans and financing (including current portion of long-term debt)	1,775		4,159		3,114		1,144		1,044		870
Total current liabilities	6,633		15,540		17,093		8,619		6,691		5,424
Long-term loans and financing	13,527		31,695		30,232		6,962		3,321		3,573
Share capital	3,189		7,471		7,309		3,731		3,731		3,731
Total equity	4,918		11,524		11,109		10,589		11,337		9,906
Equity attributable to controlling shareholders	4,918		11,524		11,109		10,589		11,337		9,905
Equity attributable to non-controlling shareholders	—		—		—		—		—		1

(1)         Translated for convenience only using the the selling rate as reported by the Brazilian Central Bank on December 31, 2013 for Reais into U.S. dollars of R$2.343=US$1.00.

	As of December 31,
	2013(1)		2013		2012		2011		2010		2009
	(in millions of US$)		(in millions of Reais)

U.S. GAAP:

Cash and cash equivalents	US	1,035	R$	2,425	R$	4,413	R$	11,025	R$	9,052	R$	6,206
Short-term investments	210		493		2,426		2,299		2,148		1,819
Property, plant and equipment, net	10,975		25,725		24,640		23,165		23,257		25,282
Intangible assets, net	6,260		14,666		15,869		16,329		17,197		18,431
Total assets	25,872		78,727		78,647		81,382		76,365		71,270
Short-term loans and financing (including current portion of long-term debt)	1,775		4,159		3,114		4,600		7,144		8,552
Long-term loans and financing	13,527		31,695		30,232		25,169		21,991		21,366
Total liabilities	25,059		58,713		58,218		56,162		55,387		50,215
Total equity	8,538		20,013		20,428		25,219		20,978		21,054
Equity attributable to controlling shareholders	8,538		20,013		20,428		13,826		11,793		11,886
Equity attributable to non-controlling shareholders	—		—		—		11,393		9,185		9,168

(1)         Translated for convenience only using the the selling rate as reported by the Brazilian Central Bank on December 31, 2013 for Reais into U.S. dollars of R$2.343=US$1.00.

Summary Historical Financial Data of TmarPart

The following summary financial data have been derived from TmarPart’s consolidated financial statements. The summary financial data as of December 31, 2013, 2012, 2011, 2010 and 2009 and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 have been derived from audited consolidated financial statements of TmarPart, prepared in accordance with IFRS, that are not included in this information statement or incorporated herein by reference.

Income Statement Data

	For the Year Ended December 31,
	2013(1)		2013		2012(2)		2011		2010		2009
	(in millions of US$, except per share data)		(in millions of Reais, except per share data)

Net operating revenue	US$	12,131	R$	28,422	R$	28,132	R$	27,907	R$	29,479	R$	29,997
Cost of sales and services	(7,079)		(16,585)		(15,888)		(16,260)		(16,689)		(18,508)
Gross profit	5,052		11,838		12,243		11,647		12,790		11,488
Operating expenses	(3,431)		(8,038)		(9,177)		(8,769)		(8,753)		(3,742)
Operating income (loss) before financial income (expenses) and taxes	1,622		3,800		3,066		2,878		4,037		7,746
Financial income	596		1,396		2,365		2,251		1,961		1,668
Financial expenses	(2,127)		(4,983)		(5,254)		(6,055)		(4,649)		(4,278)
Financial expenses, net	(1,531)		(3,588)		(2,889)		(3,804)		(2,688)		(2,611)
Income (loss) before taxes	90		212		178		(926)		1,349		5,136
Income tax and social contribution	16		37		(65)		111		84		(328)
Net income (loss)	US$	75	R$	175	R$	112	R$	(815)	R$	1,432	R$	4,808

Net income (loss) attributable to controlling shareholders	US$	116	R$	271	R$	(297)	R$	(469)	R$	44	R$	761
Net income (loss) attributable to non-controlling shareholders	190		446		410		(346)		1,389		4,047
Net income (loss) applicable to each class of shares:
Common shares	75		175		112		(815)		1,432		4,808
Preferred shares	—		—		—		—		—		—
Net income (loss) per share:
Common shares — basic	(0.03831)		(0.08975)		(0.10171)		(0.16311)		0.01600		0.27810
Common shares — diluted	(0.03831)		(0.08975)		(0.10171)		(0.16311)		0.01530		0.19440
Preferred shares — basic	—		—		—		—		—		—
Preferred shares — diluted	—		—		—		—		—		—
Weighted average shares outstanding (in thousands):
Common shares — basic	—		3,176,274		2,923,545		2,923,545		2,736,880		2,736,880
Common shares — diluted	—		3,176,274		2,923,545		2,923,545		2,736,880		2,736,880
Preferred shares — basic	—		600		733		867		1,000		1,000
Preferred shares — diluted	—		600		733		867		1,000		1,000

(1)         Translated for convenience only using the the selling rate as reported by the Brazilian Central Bank on December 31, 2013 for Reais into U.S. dollars of R$2.343=US$1.00.

(2)         The consolidated financial statements as of and for the year ended December 31, 2012 have been retrospectively adjusted as a result of the adoption by TmarPart, effective on January 31, 2013, of the amendments to IAS 19, Employee Benefits, and IFRS 11, Joint Arrangements.

Balance Sheet Data

	As of December 31,
	2013		2013		2012(2)		2011		2010		2009
	(in millions of US$)		(in millions of Reais)

Cash and cash equivalents	US$	1,061	R$	2,485	R$	4,492	R$	11,151	R$	9,274	R$	6,629
Cash investments	210		493		2,713		2,299		2,148		1,819
Trade accounts receivable, net	3,029		7,097		7,018		5,861		5,894		5,942
Total current assets	7,580		17,760		21,524		25,738		22,396		18,744
Property, plant and equipment, net	11,065		25,926		24,812		23,294		23,349		25,296
Intangible assets, net	6,315		14,797		15,975		16,490		17,359		18,595
Total assets	33,464		78,405		78,988		81,334		76,193		75,302
Short-term loans and financings (including current portion of long-term debt)	2,198		5,150		3,741		5,218		7,660		8,288
Total current liabilities	7,057		16,535		17,643		17,680		19,746		18,596
Long-term loans and financings	14,495		33,962		33,140		28,026		24,140		23,347
Share capital	820		1,921		1,921		1,921		1,799		2,044
Total equity	7,066		16,555		17,240		21,975		18,438		18,590
Shareholders’ equity attributable to controlling shareholders	461		1,079		1,121		1,223		1,272		1,228
Shareholders’ equity attributable to non-controlling shareholders	6,605		15,476		16,119		20,753		17,167		17,363

(1)         Translated for convenience only using the the selling rate as reported by the Brazilian Central Bank on December 31, 2013 for Reais into U.S. dollars of R$2.343=US$1.00.

(2)         The consolidated financial statements as of and for the year ended December 31, 2012 have been retrospectively adjusted as a result of the adoption by TmarPart, effective on January 31, 2013, of the amendments to IAS 19, Employee Benefits, and IFRS 11, Joint Arrangements.

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information contained in this information statement.  The events and circumstances described below could result in a significant or material adverse effect on the business, results of operations or financial condition of Portugal Telecom and a corresponding decline in the market price of the ordinary shares of Portugal Telecom or the Portugal Telecom ADSs, as the case may be.

Risks Relating to Our Proposed Business Combination with Oi

The capital increase of Oi may be completed without the merger of Portugal Telecom with and into TmarPart, and therefore the Business Combination, ever being completed

The Business Combination is expected to be accomplished through three primary transactions: the Capital Increase of Oi, the merger of shares, and the merger of Portugal Telecom with and into TmarPart. The capital increase of Oi in which Oi will, among other things, issue common and preferred shares to Portugal Telecom in exchange for the contribution by Portugal Telecom to Oi of Portugal Telecom’s operating assets, except for interests in Oi, Contax Holding and Bratel B.V., and its liabilities at the time of transfer, is subject to a number of conditions, including the approval of the holders of common shares of Portugal Telecom and the holders of common shares of Oi. The completion of the merger of Portugal Telecom with and into TmarPart depends on the satisfaction or waiver of a number of conditions including, but not limited to, the completion of the capital increase of Oi.  Some of these conditions are beyond our control and may present significant challenges, including shareholder opposition. For example, the merger of Portugal Telecom with and into TmarPart requires the approval of the holders of common shares of both Portugal Telecom and TmarPart. If the shareholders of Portugal Telecom or TmarPart do not approve the merger, the Business Combination cannot be completed, even if other conditions to the merger and the Business Combination are satisfied or waived.

If the Capital Increase occurs but the merger and the Business Combination are not completed, we will have incurred substantial expenses without realizing the expected benefits of the Business Combination, and the resulting shareholder structures of Oi and Portugal Telecom will be significantly different than prior to the Business Combination. Significantly, Portugal Telecom’s operating assets as of the date of this information statement, except for interests in Oi, Contax Holding and Bratel B.V., and its liabilities at the time of transfer, would be held by Oi, and Portugal Telecom’s only asset after the completion of the merger of shares would be a minority interest in TmarPart. In addition, in this event, pursuant to agreements executed by the parties to the Business Combination, Portugal Telecom would be limited to exercising 7.5% of the voting rights of TmarPart after the merger of shares, regardless of the percentage interest in TmarPart that Portugal Telecom holds. Portugal Telecom’s interest in TmarPart would also continue to be subject to the voting and transfer restrictions contained in the existing shareholders’ agreements, as amended, relating to TmarPart.

For these reasons, even if Portugal Telecom’s shareholders approve the PT Asset Transfer at the Portugal Telecom extraordinary general shareholders’ meeting to which this information statement relates, there is no guarantee that the Business Combination will be completed.  If the Capital Increase and the merger of shares occur but the merger of Portugal Telecom with and into TmarPart does not, then the ordinary shares or ADSs of Portugal Telecom that you hold would represent interests in a company whose only asset would be an interest in TmarPart that is subject to limited voting rights.

You should not make any decision regarding the TmarPart shares to be received in the merger of Portugal Telecom with and into TmarPart until the exchange ratio in the merger has been determined and you review the final prospectus included in the registration statement on Form F-4 to be filed by TmarPart with the SEC.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities. We are furnishing this information statement to holders of ADSs and U.S. holders of ordinary shares of Portugal Telecom solely in connection with the Portugal Telecom extraordinary general shareholders’ meeting that will consider the PT Asset Transfer, and we provide information regarding the Business Combination because the PT Asset Transfer is a step in that transaction.

TmarPart intends to register the shares offered to Portugal Telecom shareholders in the merger under the Securities Act on Form F-4. The exchange ratio in the merger cannot be precisely determined prior to the pricing of

Oi’s share capital increase and until the price per share to investors and the number of shares to be issued to Portugal Telecom are known. You should not make any decision regarding the TmarPart shares to be received in the merger of Portugal Telecom into TmarPart until the exchange ratio in the merger has been determined and you review the final prospectus to be distributed to Portugal Telecom shareholders and included in the registration statement on Form F-4 to be filed by TmarPart with the SEC.

The implementation of the Business Combination may face significant challenges, and the ultimate advantages expected to be derived from this transaction will continue to be subject to a number of factors that are beyond our control

The implementation of the Business Combination may present significant challenges, including unanticipated costs and delays, shareholder or creditor opposition, regulatory interference and excessive diversion of the attention of the management of Portugal Telecom, Oi and TmarPart from the day-to-day management of their respective operating activities. If the senior management of Portugal Telecom, Oi and TmarPart are unable to efficiently implement the Business Combination, the businesses of Portugal Telecom, Oi and TmarPart could suffer. We cannot guarantee that the management of Portugal Telecom, Oi and TmarPart will successfully or cost-effectively implement the Business Combination.

The Business Combination may not result in the benefits that we, Oi and TmarPart seek to achieve

The ultimate advantages which are expected to derive from the Business Combination, such as the achievement of economies of scale, the maximization of operational synergies, the reduction of operational risks, the optimization of efficient investments, the adoption of best operational practices, the increased liquidity for the shareholders of Oi and our shareholders and the diversification of the shareholder bases of Portugal Telecom, Oi and TmarPart, will depend upon, among other factors, TmarPart’s future performance, market conditions, investor interest in TmarPart’s securities, the retention of key employees, the successful integration of the companies and general economic, political and business conditions in Brazil, Portugal and other countries in which TmarPart operates. The integration of Portugal Telecom, Oi and TmarPart will be a complex, costly and time-consuming process. We cannot guarantee that the benefits that we, Oi and TmarPart seek to achieve through the Business Combination will be realized. Any failure to integrate the companies or achieve the synergies and other benefits of the Business Combination could cause significant operating inefficiencies and affect the profitability of TmarPart and its consolidated subsidiaries, including Oi.

TmarPart may have actual or potential conflicts of interest with our shareholders and ADS holders relating to the Business Combination, and TmarPart’s significant shareholders who negotiated the terms of the Business Combination may have different interests from shareholders and ADS holders’ interests

TmarPart may have actual or potential conflicts of interest with our shareholders and registered holders of ADSs because Portugal Telecom, Andrade Gutierrez S.A., or “Andrade Gutierrez,” and Jereissati Telecom S.A., or “Jereissati Telecom,” the controlling shareholders of TmarPart and thus, of Oi, exercise voting control over the boards of directors of TmarPart and Oi. While the exchange ratios for the merger of shares were determined in accordance with all applicable laws and regulations in Brazil and the exchange ratio for the merger will be determined in accordance with all applicable laws and regulations in Brazil and Portugal, these ratios may be higher or lower than, from the perspective of value to unaffiliated shareholders, those that could be achieved through negotiations between parties without cross-shareholding relationships. Other terms and conditions of the Business Combination may also differ from those that could have been achieved through negotiations between parties without cross-shareholder relationships, and our shareholders and ADS holders might have preferred such other terms, including any terms that might have enhanced the financial condition, liquidity or results of operations of Oi or Portugal Telecom.

In addition, the terms of the Business Combination include the use of our funds to subscribe for convertible debentures, the proceeds of which will ultimately be used to repay substantially all of the indebtedness of AG Telecom, LF Tel and TmarPart. This use of funds to subscribe for convertible debentures and to repay substantially all of the indebtedness of these shareholders of Oi might be different than the terms of a transaction that could have been achieved in negotiations between parties without cross-shareholding relationships. Our shareholders and ADS holders might have preferred different terms or a different use for Portugal Telecom’s funds.

Upon the completion of the Business Combination, TmarPart and Oi will have a substantial amount of existing debt, which could restrict their financing and operating flexibility and have other adverse consequences

As of December 31, 2013, (1) Oi had aggregate outstanding indebtedness in the amount of R$35,854 million, (2) Portugal Telecom had aggregate outstanding indebtedness in the amount of €7,371.1 million (R$24,012.2 million) and (3) TmarPart, AG Telecom and LF Tel on a stand-alone basis had aggregate outstanding indebtedness in the amount of R$4,571.1 million. Although, under the terms of the Business Combination, the outstanding indebtedness of TmarPart, AG Telecom and LF Tel is expected to be repaid prior to the completion of the Business Combination, Oi and PT Portugal will be subject to certain financial covenants that will limit their ability to incur additional debt. The level of TmarPart’s consolidated indebtedness after the completion of the Business Combination and the requirements and limitations imposed by these debt instruments could adversely affect TmarPart’s financial condition or results of operations. The indebtedness of TmarPart and its consolidated subsidiaries, including Oi, could, among other things:

•                  require TmarPart and its consolidated subsidiaries, including Oi, to use a substantial portion of their cash flow from operations to pay their obligations, thereby reducing the availability of their cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of their operations and other business activities;

•                  increase their vulnerability to general adverse economic and industry conditions;

•                  limit, along with financial and other restrictive covenants in the debt instruments of TmarPart and its consolidated subsidiaries, including Oi, their ability to borrow additional funds or dispose of assets; and

•                  place TmarPart and its consolidated subsidiaries, including Oi, at a competitive disadvantage compared to their competitors that have less debt.

TmarPart and its consolidated subsidiaries may also need to refinance all or a portion of this debt on or before maturity, and they may not be able to do this on commercially reasonable terms or at all.

Furthermore, some of these debt instruments include financial covenants that will require Oi to maintain certain specified financial ratios. Additionally, the instruments governing a substantial portion of these debt instruments contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

If TmarPart or its subsidiaries are unable to incur additional debt after the completion of the Business Combination, TmarPart may be unable to invest in its businesses and make necessary or advisable capital expenditures, which could reduce future net operating revenue and adversely affect TmarPart profitability. In addition, cash required to service the indebtedness of TmarPart after the completion of the Business Combination will reduce the amount available to TmarPart to make capital expenditures.

If the growth in net operating revenue of the constituent companies in the Business Combination slows or declines in a significant manner, for any reason, TmarPart may not be able to continue servicing its debt. If TmarPart is unable to meet these debt service obligations or comply with these debt covenants, it could be forced to renegotiate or refinance this indebtedness, seek additional equity capital or sell assets. In this circumstance, TmarPart may be unable to obtain financing or sell assets on satisfactory terms, or at all.

The recapitalization of TmarPart will increase its net indebtedness after the completion of the Business Combination as compared to the sum of the net indebtedness of Portugal Telecom and Oi

As part of the Business Combination, we are expected to purchase convertible debentures of (1) PASA and Venus RJ Participações, S.A., or “Venus,” both subsidiaries of Andrade Gutierrez S.A., or “AGSA,” or the “AGSA Holding Companies,” and (2) EDSP and Sayed RJ Participações, S.A., or “Sayed,” both subsidiaries of Jereissati Telecom S.A., or “Jereissati Telecom,” or the “Jereissati Telecom Holding Companies,” for R$4,788 million, the proceeds of which will ultimately be used to repay substantially all of the indebtedness of AG Telecom, LF Tel and

TmarPart (excluding indebtedness of TmarPart’s consolidated subsidiaries). AG Telecom and LF Tel are shareholders of TmarPart and Oi and are parties to certain shareholders’ agreements with us described in “Item 4—Information on the Company—Our Businesses—Brazilian Operations (Oi)—Strategic Partnership with Oi” of the 2012 Portugal Telecom Annual Report. As of December 31, 2013, AG Telecom had aggregate outstanding indebtedness in the amount of R$650 million, LF Tel had aggregate outstanding indebtedness in the amount of R$662 million, and TmarPart had aggregate outstanding indebtedness in the amount of R$3,259 million (excluding indebtedness of TmarPart’s consolidated subsidiaries).

As of December 31, 2013, Oi had aggregate outstanding indebtedness in the amount of R$35,854 million and R$3,016.5 million of cash and cash equivalents, and we had aggregate outstanding indebtedness in the amount of €7,371.1 million and €2,573.1 million of cash and cash equivalents and short-term investments. Although Oi is expected to receive proceeds in the cash portion of the Capital Increase that should reduce Oi’s net debt (which is defined as total indebtedness less cash and cash equivalents), the use of the proceeds of the convertible debentures to repay the indebtedness of AG Telecom, LF Tel and TmarPart is expected to increase TmarPart’s net debt as compared to the sum of the net debt of Portugal Telecom and Oi if we were not to invest in the convertible debentures.

The increase in Oi’s share capital and the report on the value of PT Portugal, both of which are conditions to Oi’s acquisition of PT Portugal, have not been approved by the shareholders of Oi

Under Brazilian law, prior to Oi’s acquisition of PT Portugal the holders of Oi’s voting share capital must (1) approve the proposal to amend Oi’s authorized capital limit in order that it will have sufficient authorized shares to complete the Capital Increase, (2) ratify the engagement of Banco Santander (Brasil) S.A. to prepare the valuation report, or the “PT Assets Valuation Report,” concerning the shares of PT Portugal that Oi will acquire in the Capital Increase, (3) approve the PT Assets Valuation Report prepared by Santander Brasil on the shares of PT Portugal that Oi will acquire in the Capital Increase, and (4) approve the proposed value of the shares of PT Portugal that we will contribute to Oi as payment for shares to be issued to us in the Capital Increase. Oi has called a meeting of its shareholders to be held on March 27, 2014 to consider these matters. Approval of these matters will require the affirmative vote of holders representing a majority of Oi’s common shares present or represented at this meeting.

On January 8, 2014, the technical body of the CVM (the Superintendência de Relações com Empresas) issued an official opinion stating that the controlling shareholders of Oi cannot vote with respect to the approval of the valuation of the shares of PT Portugal in the meeting of Oi’s shareholders called to consider these matters. This decision has been appealed to the full board of the CVM. If this appeal is successful, Oi has been advised that holders of its controlling shareholders intend to vote in favor of the approval of the valuation of the shares of PT Portugal. However, we can offer no assurances that the CVM will rule favorably on this appeal or that the CVM will rule on the appeal prior to the date of Oi’s shareholders meeting. Any decision by the CVM may be challenged by Oi, Oi’s controlling shareholders or Oi’s minority shareholders in Brazilian courts. In addition, Oi can offer no assurances that if the CVM does not rule favorably on this appeal prior to the date of the shareholders meeting, the approval of the PT Assets Valuation Report will be obtained from Oi’s shareholders. The failure of Oi’s shareholders to approve the matters to be considered at this meeting would prevent Oi’s completion of the Capital Increase.

The Capital Increase may not be successful and as a result, Oi may not meet certain conditions to our obligation to contribute the shares of PT Portugal to Oi

Under the subscription agreement that we entered into with Oi on February 19, 2014, or the “PT Subscription Agreement,” our obligation to contribute the shares of PT Portugal to Oi is subject to the satisfaction of several conditions, including (1) Oi obtaining proceeds in the cash portion of the Capital Increase of at least R$7.0 billion, including proceeds of at least R$2.0 billion through the sale of share capital to Caravelas Fundo de Investimento em Ações, an investment fund managed by an affiliate of Banco BTG Pactual S.A., or “Caravelas”, and the shareholders of TmarPart, and (2) the settlement of the Capital Increase on or prior to May 2, 2014. In the event that any of the conditions to our obligation to contribute the shares of PT Portugal to Oi are not satisfied or waived by October 1, 2014, we may, in our sole discretion, rescind the PT Subscription Agreement.

In addition, we have the right to terminate the PT Subscription Agreement if, after the bookbuilding process in the Capital Increase, we are expected to hold an interest of less than 36.6% of the share capital of

TmarPart following the completion of the merger of shares, and Oi has the right to terminate the PT Subscription Agreement if, after the bookbuilding process in the Capital Increase, we are expected to hold an interest of more than 39.6% of the share capital of TmarPart following the completion of the merger of shares. As of the date of this information statement, Oi has not entered into any agreement with any underwriters of Oi’s shares which would obligate them to purchase shares in the Capital Increase, and Oi’s registrations with the CVM and the SEC of shares to be offered to the public in the Capital Increase are not effective. The success of the Capital Increase when commenced and the price of Oi’s shares in the Capital Increase will depend in substantial part on factors outside of Oi’s control, including market conditions and investor demand for Oi’s shares. We can offer no assurances that the Capital Increase will meet the conditions to our obligation to contribute the shares of PT Portugal to Oi or that the termination rights of our company or Oi will not be triggered as a result of the bookbuilding process in the Capital Increase or that these rights, if triggered, will be waived.

The merger of shares has not been approved by the boards of directors or shareholders of Oi or TmarPart

Under Brazilian law, prior to the submission of the merger of shares to the shareholders of Oi and TmarPart, the boards of directors of Oi and TmarPart must approve the merger of shares and the Protocol of Merger of Shares and Instrument of Justification (Protocolo e Justificação de Incorporação de Ações) between TmarPart and Oi, which is referred to as the “Oi Merger Agreement.”

Following the approval of the merger of shares and the Oi Merger Agreement by the boards of directors of Oi and TmarPart, the merger of shares and the Oi Merger Agreement will be submitted to an extraordinary general shareholders meetings of Oi and TmarPart. Approval of the merger of shares will require (1) the affirmative vote of holders representing a majority of the number of issued and outstanding TmarPart common shares present or represented at a duly convened extraordinary general shareholders’ meeting, and (2) the affirmative vote of holders representing a majority of the total number of issued Oi common shares.

Oi’s board of directors is expected to approve the merger of shares and the Oi Merger Agreement at a meeting to be convened shortly after the completion of the Capital Increase and TmarPart’s board of directors is expected to approve the merger of shares and the Oi Merger Agreement at a meeting to be convened on the same date. However, no assurances can be offered that either of these approvals will be obtained. In addition, we have been advised that holders of a sufficient number of shares of Oi and TmarPart intend to vote in favor of the merger of shares at the extraordinary general shareholders’ meetings of Oi. However, we cannot assure you that these approvals will be obtained.

The merger has not been approved by the boards of directors or shareholders of TmarPart or Portugal Telecom

Under Brazilian and Portuguese law, prior to the submission of the merger to the shareholders of TmarPart and Portugal Telecom, the boards of directors of TmarPart and Portugal Telecom must approve the merger and the Protocol of Merger and Instrument of Justification (Protocolo e Justificação de Incorporação) between TmarPart and Portugal Telecom, which is referred to as the “PT Merger Agreement.”

Following the approval of the merger and the PT Merger Agreement by the boards of directors of TmarPart and Portugal Telecom, the merger and the PT Merger Agreement will be submitted to extraordinary general shareholders’ meetings of TmarPart and Portugal Telecom. Approval of the merger will require (1) the affirmative vote of holders representing a majority of the number of issued and outstanding TmarPart common shares present or represented at a duly convened extraordinary general shareholders’ meeting, and (2) the affirmative vote of holders representing two-thirds of the total number of outstanding Portugal Telecom ordinary shares and A shares at an extraordinary general shareholders’ meeting duly convened on first call. The boards of directors of TmarPart and Portugal Telecom are expected to approve the merger and the PT Merger Agreement at a meeting to be convened shortly after the completion of the Capital Increase. However, we cannot assure you that these approvals will be obtained. In addition, we have been advised that holders of a sufficient number of shares of TmarPart intend to vote in favor of the merger at the extraordinary general shareholders’ meeting of TmarPart. However, we cannot assure you that this approval will be obtained. Finally, we cannot assure you that our shareholders will approve the merger.

ANATEL may impose significant obligations on TmarPart as conditions to its approval of the Business Combination, and compliance with these obligations could materially and adversely affect TmarPart’s business, financial condition and results of operations following the Business Combination

Under Brazilian regulations, the Business Combination must be submitted to ANATEL to assess its effects on the Brazilian telecommunications services market and to confirm whether the applicable requirements will be met. TmarPart submitted the Business Combination to ANATEL on December 12, 2013. If ANATEL takes any action to impose conditions or performance commitments on TmarPart as part of the approval process for the Business Combination, including conditions that would require TmarPart to undertake significant capital expenditures or would require Oi to divest any significant part of its assets, that action could materially and adversely affect TmarPart’s business, financial condition and results of operations and prevent TmarPart from achieving the anticipated benefits of the Business Combination.

In addition, under the PT Subscription Agreement, our obligation to contribute the shares of PT Portugal to Oi is subject to approval by ANATEL. We can offer no assurances that ANATEL will grant approval of the Business Combination prior to the date specified in the condition to the PT Subscription Agreement, or at all.

The Portuguese Competition Authority may prohibit the Business Combination if it determines that the Business Combination is capable of significantly impeding effective competition in the Portuguese market

The Business Combination is subject to clearance by the Autoridade da Concorrência, or the “Portuguese Competition Authority,” and may only be completed after such clearance is obtained following a non-opposition decision (express or tacit). We submitted a formal filing to the Portuguese Competition Authority on January 23, 2014. The Portuguese Competition Authority may prohibit the Business Combination if it determines that the Business Combination is capable of significantly impeding effective competition in the Portuguese market.

In connection with the Portuguese antitrust review, the Portuguese Competition Authority may ask ANACOM to issue a non-binding opinion on the possible impact of the Business Combination on the Portuguese electronic communications markets in which we operate. In response to this request, ANACOM may suggest remedies to be adopted by the Portuguese Competition Authority to address effects that ANACOM considers may adversely affect consumers or competition in the Portuguese electronic communications markets.

Additionally, as we are an active participant in the Portuguese television distribution market, the Portuguese Competition Authority may request an opinion from the Portuguese Media Regulation Authority (Entidade Reguladora para a Comunicação Social), or “ERC,” in connection with the Portuguese antitrust review. We cannot assure you that the Portuguese Competition Authority will not prohibit the Business Combination or impose additional conditions to the approval of the Business Combination.

In addition, under the PT Subscription Agreement, our obligation to contribute the shares of PT Portugal to Oi is subject to the approval by the Portuguese Competition Authority of the Business Combination. We can offer no assurances that the Portuguese Competition Authority will grant approval of the Business Combination prior to the date specified in the condition to the PT Subscription Agreement, or at all.

We and Oi will be subject to business uncertainties and contractual restrictions while the Business Combination is pending

Uncertainty about the effect of the Business Combination on employees, suppliers, partners, regulators and customers may have an adverse effect on TmarPart, Oi and Portugal Telecom. These uncertainties could cause suppliers, customers, business partners and others that deal with Oi or Portugal Telecom to defer purchases, the consummation of other transactions or other decisions concerning their respective businesses, or to seek to change existing business relationships with them. In addition, employee retention may be particularly challenging until the Business Combination is consummated, as employees may experience uncertainty about their future roles in TmarPart and its consolidated subsidiaries. If key employees depart because of issues relating to the uncertainty and difficulty of integration, TmarPart’s business could be harmed. In addition, the merger plan restricts Oi and Portugal Telecom from undertaking major investments and taking other specified actions until the Business Combination occurs, unless otherwise agreed. These restrictions may prevent Oi and Portugal Telecom from pursuing attractive business opportunities that may arise prior to the completion of the Business Combination.

If we fail to obtain all required consents, approvals and waivers, third parties may terminate or alter existing contracts

Third parties hold pre-emption rights in certain of our licenses and assets and such rights may be exercisable in connection with the Business Combination. We are also a party to joint ventures, license agreements and other agreements and instruments, some of which contain change of control provisions that may be triggered by the Business Combination. In addition, other agreements entered by us may require the payment of fees in connection with a change of control transaction. If we are unable to obtain any necessary waiver or consent, the operation of change of control provisions or the exercise of pre-emption rights may cause the loss of significant contractual rights and benefits, the termination of joint venture agreements and licensing agreements or may require the renegotiation of financing agreements and/or the payment of significant fees. We cannot assure investors that TmarPart will be able to negotiate new agreements on terms as favorable to it as those that we had, or at all.

Under the PT Subscription Agreement, our obligation to contribute the shares of PT Portugal to Oi is subject to the approval of our creditors, where necessary to complete the Business Combination, including waivers of our creditors. We can offer no assurances that we will be able to obtain these approvals or the terms under which we will obtain these approvals. If we are unable to obtain these approvals, our and Oi’s ability to complete the Business Combination will be substantially impaired. In addition, if we enter into agreements to obtain these approvals that impose material obligations on Oi following the contribution of the shares of PT Portugal to Oi or the merger, such additional obligations could have a material adverse effect on Oi’s results of operations or financial position.

PT Ventures, an indirect subsidiary of Portugal Telecom, may continue to experience difficulties in receiving dividend payments from Unitel and otherwise exercising and enforcing its rights as a shareholder and under the shareholders’ agreement of Unitel

We have an indirect 18.75% economic interest in Unitel S.A.R.L., or “Unitel,” an Angolan mobile telecommunications services provider, through our 75%-owned subsidiary Africatel Holdings B.V., or “Africatel.” PT Ventures, a subsidiary of Africatel, holds a 25% interest in Unitel and is party to a shareholders’ agreement with the other three shareholders of Unitel that is governed by Angolan law, which we refer to as the Unitel shareholders’ agreement.  Among other things, the agreement provides a right of first refusal to the other shareholders if any shareholder desires to transfer any or all of its shares of Unitel, other than transfers to certain affiliated companies.  The agreement also provides that a breach of a material obligation by any shareholder permits the other shareholders to purchase that shareholder’s stake at net asset value. Disputes under the shareholders’ agreement are decided by arbitration.

PT Ventures has not received dividends from Unitel since November 2012, and it has not received dividends with respect to Unitel’s 2011 and 2012 fiscal years. As of December 31, 2013, 2012 and 2011 we had €238.2 million, €245.7 million and €134.7 million of accounts receivable, respectively, from Unitel (including €205.8 million, €215.1 million and €121.7 million of dividends receivable, respectively). For certain dividend payments, Unitel is awaiting the authorization from the Central Bank of Angola to remit the dividends to PT Ventures outside Angola, and for other dividend payments, Unitel has received Central Bank authorization but PT Ventures has not yet received them.

As a result of disputes between PT Ventures and the other shareholders of Unitel over our sale of a minority interest in Africatel during 2007, PT Ventures faces challenges in exercising its rights under, and receiving the benefits of, the Unitel shareholders’ agreement and the shares it holds. In addition, PT Ventures has not always been able to appoint all the members to the board of directors to which it is entitled under the Unitel shareholders’ agreement, and PT Venture’s interpretation of the shareholders’ agreement has not always agreed with that of the other Unitel shareholders.

The challenges faced by PT Ventures may be exacerbated by the Business Combination, particularly if the other shareholders of Unitel allege that the Business Combination triggers a right of first refusal to purchase PT Ventures’ interest in Unitel under the shareholders’ agreement.  If this right of first refusal were to be proven to be triggered, PT Ventures might be forced to sell its stake in Unitel under the same terms and conditions as those of the Business Combination. Even if a right of first refusal pursuant to the Unitel shareholders’ agreement is not triggered by the Business Combination, we could find it necessary to dedicate significant time and resources to achieving an acceptable resolution to disagreements between PT Ventures and the other Unitel shareholders, and PT Ventures’ efforts may prove unsuccessful.  Any failure to achieve an appropriate solution to these disagreements could have a material adverse effect on PT Ventures’ ability to receive past and future dividends, to exercise its rights under the Unitel shareholders’ agreement and to preserve the value of its investment.

The minority shareholder of Africatel has asserted that the Business Combination triggers certain of its rights under the Africatel shareholders’ agreement and has expressed its interest in achieving liquidity in the Business Combination. If Portugal Telecom is required to purchase this interest in Africatel, it will divert resources that could have otherwise been deployed to reduce indebtedness or make investments under our business plan. If any such purchase is funded through the incurrence of additional debt by us, there would be an adverse effect on the consolidated leverage of the combined company following the Business Combination

We indirectly own 75% of the share capital of Africatel and Samba Luxco S.à.r.l., or “Samba”, an affiliate of Helios Investors LP, owns the remaining 25%.  Africatel holds all of our interests in telecommunications companies in sub-Saharan Africa, including Unitel in Angola, Cabo Verde Telecom, or “CVTelecom,” in Cape Verde, Mobile Telecommunications Limited, or “MTC,” in Namibia and CST Companhia Santomense de Telecomunicações S.A.R.L. in São Tomé and Príncipe. We, PT Ventures and Samba are parties to a shareholders’ agreement under which we have ownership and management control of Africatel, which we refer to as the “Africatel shareholders’ agreement.”

In January 2014, we received a letter from Samba, asserting that the Business Combination triggers certain of its rights under the Africatel shareholders’ agreement, without specifying those rights, and has expressed its interest in achieving liquidity in the Business Combination. While reserving our rights, we have indicated our willingness to enter into discussions with Samba.

If we acquire the interest of Samba in Africatel, whether voluntarily or as a result of the exercise of any rights under the Africatel shareholders’ agreement, the acquisition of this interest would reduce the resources that would be available to us and Oi to reduce the outstanding indebtedness or pursue other investment opportunities. In addition, if we or Oi incurred additional indebtedness to fund the acquisition of this interest from Samba, the consolidated leverage of the combined company would increase from the levels initially expected as a result of the Business Combination.

The Business Combination may trigger rights of Portugal Telecom’s other joint venture partners or may otherwise lead to an unwinding of those joint ventures

The agreements governing Portugal Telecom’s other joint ventures in Africa and Asia may contain provisions that confer certain rights, including call and put rights, on its joint venture parties in the event of a change of control or merger of Portugal Telecom.  If these rights are triggered, we could be forced to exit one or more profitable joint ventures and sell our shares to our joint venture partners at a price significantly lower than the fair market value of our interests in those joint ventures. Alternatively, we could be required to use cash to purchase the joint venture interests of our partners in one or more joint ventures. Any such event could have a material adverse effect on our investment strategy for Africa and Asia, our growth prospects and/or our liquidity and cash flow.

Even if no contractual provision is triggered by any step in the Business Combination, our relationship with these joint venture partners could change or worsen as a result of the Business Combination for political, commercial or other reasons.  We do not own a controlling stake in most of our joint ventures, and any challenges that arise with our joint venture partners as a result of the Business Combination or otherwise could lead to costly and time-consuming negotiations, arbitration or litigation or potentially to the unwinding of our investment in those ventures at a price significantly lower that the fair market value of our investment.

Oi’s ordinary shareholders may have withdrawal rights in connection with the Business Combination

Brazilian legislation grants the right to withdraw from a company (against reimbursement of shares held) to dissenting shareholders, i.e., shareholders who do not agree with a general shareholders’ meeting resolution that approves the merger of a company’s shares into another company. For this purpose, dissenting shareholders include those that have voted against the resolution, shareholders that did not vote and those who were not present at the relevant meeting. In the case of Oi’s shares, whenever withdrawal rights are granted, the reimbursement price is based on Oi’s net asset value per share.

The Brazilian legislation also sets forth that the right to withdraw does not apply to holder of a class or type of shares that has market liquidity and dispersion. Liquidity is evidenced when the type or class of share, or the certificate that represents it, is part of a general index representing a portfolio of securities in Brazil or abroad, as defined by the CVM. Dispersion is evidenced when the majority shareholder, the controlling corporation or other corporations under their control hold less than half of the issued shares of the applicable type or class.

Oi understands that holders of Oi’s ordinary shares do not have withdrawal rights in case of approval of the merger of Oi’s shares into TmarPart. However, the CVM technical body (the Superintendência de Relações com Empresas) issued an official opinion on the matter stating that it understands that Oi’s ordinary shares do have withdrawal rights in this case. Oi has filed with the CVM a challenge to this opinion, but no final decision has been rendered yet by the CVM. In addition, such decision by the CVM may be challenged in the courts by either Oi or its minority shareholders.

In the event Oi ultimately grants withdrawal rights to holders of Oi’s ordinary shares, Oi may be required to make large cash payments in connection with the merger of shares, and such payments could decrease Oi’s cash balances and limit its ability to borrow funds or fund capital expenditures, which may adversely affect TmarPart and its shareholders following the merger of shares.

The Memorandum of Understanding with respect to the Business Combination contains exclusivity provisions which prohibit Portugal Telecom, Oi and certain of their affiliates from soliciting or considering alternative proposals from any third party

The Memorandum of Understanding, dated October 1, 2013, with respect to the Business Combination, contains exclusivity provisions which prohibit Portugal Telecom, Oi and certain of their affiliates from soliciting or considering alternative proposals from any third party. As a result, these provisions may prevent Oi or Portugal Telecom from receiving or accepting an alternative proposal that could result in greater value to the shareholders of such entity.

In order to expand Portugal Telecom’s and Oi’s businesses, TmarPart may take advantage of the consolidation of the telecommunications industry through the acquisition of other telecommunications companies, which could adversely affect their businesses, results of operations and financial conditions

Following the Business Combination, TmarPart may acquire other companies in the telecommunications industry as part of its growth and convergence strategy. A growth strategy that involves acquisitions may present certain risks to its businesses, results of operations and financial condition, such as:

•                  difficulties in capturing synergies in the integration process, causing the anticipated benefits of the acquisition to be more limited than originally expected;

•                  costs associated with any unforeseen antitrust restrictions;

•                  failure to identify contingencies during the due diligence process;

•                  uncertainty in relation to regulatory approval; and

•                  distractions from its core business to pursue these acquisitions and implement the integration of acquired businesses.

If acquisition transactions cause TmarPart to incur unforeseen costs due to the factors described above, TmarPart may have to dedicate more resources than originally planned and eventually be faced with substantial losses that would adversely affect its business, results of operations and financial condition.

Even if TmarPart identifies suitable acquisition targets, it may be unable to complete acquisitions or obtain necessary financing to do so on satisfactory terms. Paying for acquisitions could require TmarPart to incur or assume debt and/or contingent liabilities, amortize certain identifiable intangible assets and incur acquisition-related expenses. In addition, TmarPart may be unable to realize all or any of the anticipated benefits from acquisitions or expansion in other related businesses because of operational factors or difficulties in integrating the acquisitions or such other related businesses with the existing businesses, including disparate information technology systems, database systems and business processes.

There is uncertainty regarding the U.S. income tax consequences to U.S. holders of Portugal Telecom ordinary shares or ADSs resulting from the merger, and as neither we nor TmarPart has requested (and will not request) any ruling relating to these tax consequences, you could be subject to U.S. federal income tax on the exchange of your Portugal Telecom ordinary shares or ADSs for TmarPart common shares or ADSs pursuant to the merger if the intended U.S. federal income tax treatment of the merger were to be successfully challenged by the Internal Revenue Service.

The U.S. federal income tax consequences of the merger are uncertain. Although there is no authority addressing facts identical to the merger and therefore the matter is not free from doubt, we believe that the merger will qualify as a tax-free transaction for U.S. federal income tax purposes, and we understand that TmarPart intends to treat it as such. If the merger so qualifies as a tax-free transaction, generally no gain or loss will be recognized by a U.S. holder of Portugal Telecom ordinary shares or ADSs for U.S. federal income tax purposes upon such holder’s receipt solely of TmarPart common shares or ADSs pursuant to the merger. However, this conclusion is not free from doubt, and neither we nor TmarPart has requested (and will not request) any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger. If the merger does not qualify for tax-free exchange treatment, then the merger will be taxable to U.S. holders of Portugal Telecom ordinary shares and ADSs on the exchange of their Portugal Telecom ordinary shares or ADSs for TmarPart common shares or ADSs pursuant to the merger. The merger will be taxable to a U.S. holder if Portugal Telecom was a passive foreign investment company, or “PFIC,” for any taxable year during which such U.S. holder held Portugal Telecom ordinary shares or ADSs and such U.S. holder has not made a purging election with respect to its Portugal Telecom ordinary shares or ADSs.

There is uncertainty regarding the Portuguese income tax consequences to U.S. holders of Portugal Telecom ordinary shares or ADSs resulting from the merger, and as we have not requested (and will not request) any ruling relating to these tax consequences, you could be subject to Portuguese income tax on the exchange of your Portugal Telecom ordinary shares or ADSs for TmarPart common shares or ADSs pursuant to the merger if the exemptions provided by the Portuguese domestic tax law or the tax treaty between Portugal and the United States do not apply.

The Portuguese income tax consequences of the merger are uncertain. Although the Portuguese domestic tax law and the Convention Between the United States of America and the Portuguese Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, including the Protocol thereto, provide for an exemption in relation to the possible gains arising from the exchange of Portugal Telecom ordinary shares or ADSs for TmarPart common shares or ADSs, we cannot assure you that such exemption will apply to your specific situation, as it depends on a case-by-case analysis.

General Risks Relating to Our Company

The current economic and financial crisis has affected, and will likely continue to affect, demand for our products and services, our revenues and our profitability

The global economic and financial crisis, and the current economic recession in Portugal, have had, and are likely to continue to have, an adverse effect on the demand for our products and services and on our revenues and profitability. In recent years, a number of Eurozone countries came under severe financial pressure and their ability to raise, refinance and service their debt was put into question by markets, as demonstrated by the record high spreads during most of the year. Portugal, along with Greece and Ireland, was forced to seek support packages from the European Central Bank, or the “ECB,” and the International Monetary Fund, or the “IMF,” under strict conditions, while fear of contagion to other Eurozone countries forced governments to reduce debt levels through austerity measures that were seen as the cause of slow growth for some countries and stagnation in others. In 2013, global economic growth remained weak, and the global economy continued to slow down as emerging market economies faced declining growth and tighter global financial conditions. Gross domestic product, or “GDP,” in the Eurozone decreased for the second consecutive year, decreasing 0.4% in 2013 after a decrease of 0.7% in 2012, due to the continued restrictive fiscal policies and deleveraging of the private sector in the main developed economies, coupled with the unsolved sovereign debt crisis in the Eurozone. The Eurozone unemployment rate rose throughout 2013 and is currently above 12%. Moreover, inflation remains below the ECB’s medium term objective, raising concerns about underlying deflationary trends.

In Portugal, recent government economic policy has focused on implementing the measures agreed to as part of the €78 billion financial support package from the European Union/European Commission, the ECB and the IMF. Although the financial support package has already been subject to ten favorable reviews by creditor officers and Portugal has been perceived as a country committed to the ongoing adjustment program, the strongly restrictive fiscal policies, continued deleveraging in the private financial and non-financial sectors and the cooling of activity in the Eurozone contributed to a contraction in real GDP of 1.8% in 2013. Unemployment rates reached 15.3% of the active population in the last quarter of 2013, and although the government deficit fell from 9.8% of GDP in 2010, it remained at approximately 5% of GDP. Government debt, as a percentage of GDP, was 120.6% in 2012 and remained at high levels in 2013.

The economic recession in Portugal has had an adverse effect on the demand for our products and on our revenues and profitability. As one of Portugal’s largest companies and one of its largest employers, our financial condition, revenues and profitability are closely linked to circumstances in the Portuguese economy. The recession in Portugal has had a direct effect on demand for our products and services, contributing to a decline in revenues in 2011, 2012 and 2013 across most of the customer categories of our Portuguese telecommunications business.

In these and other ways, the global economic and financial crisis and its effect on the European and Portuguese economies has significantly affected, and could continue to significantly affect, our business, liquidity and financial performance.

Financial market conditions may adversely affect our ability to obtain financing, significantly increase our cost of debt and negatively impact the fair value of our assets and liabilities

Global financial markets and economic conditions have been severely disrupted and volatile since 2008 and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and limited supply of credit. At times during this period, credit markets and the debt and equity capital markets have been exceedingly distressed. From 2010 to 2013, the financial markets grew increasingly concerned about the ability of certain European countries, particularly Greece, Ireland, Portugal, Spain and Italy, to finance their deficits and service growing debt burdens amidst difficult economic conditions. This loss of confidence led to rescue measures for Greece, Ireland and Portugal by the EU, the ECB and the IMF and a bailout of the Spanish banking sector by the EU. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made it difficult for companies to obtain financing. Although Portugal and Ireland saw improvements in the ability to refinance sovereign debt in 2013, the ability of private corporations to access financing remains challenging and highly susceptible to political and economic events in the Eurozone.

As a result of the disruptions in the credit markets, many lenders have increased interest rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts) or refused to refinance existing debt at all or on terms similar to pre-crisis conditions. Changes in interest rates and exchange rates may also adversely affect the fair value of our assets and liabilities. If there is a negative impact on the fair values of our assets and liabilities, we could be required to record impairment charges.

Notwithstanding our international exposure and diversification and the fact that we believe we have sufficient sources of liquidity to meet our present funding needs, the downgrades of Portugal’s sovereign debt described in the next risk factor may have a significant effect on our costs of financing, particularly given the size and prominence of our company within the Portuguese economy. The recent events in Portugal and the other factors described above could adversely affect our ability to obtain future financing to fund our operations and capital needs and adversely impact the pricing terms that we are able to obtain in any new bank financing or issuance of debt securities and thereby negatively impact our liquidity.

Any future ratings downgrades may impair our ability to obtain financing and may significantly increase our cost of debt

Against the backdrop of the Eurozone crisis, the increased risk perception also led to consecutive downgrades of Portuguese sovereign debt by the rating agencies. In 2011, Portugal was downgraded (1) by 4 notches at Moody’s Investors Service, or “Moody’s,” from A1 on December 21, 2010 to Ba2 on July 5, 2011; (2) by 3 notches at Standard & Poor’s Ratings Services, or “S&P,” from A– on November 30, 2011 to BBB– on December 5, 2011; and (3) by 6 notches at Fitch Ratings, or “Fitch,” from A+ on December 23, 2010 to BB+ on November 24, 2011. In 2012, Portugal was downgraded (1) by 1 notch at Moody’s from Ba2 to Ba3 on February 13, 2012; and (2) by 3 notches at S&P from BBB to BB.

Because our financial condition, revenues and profitability are closely linked to the Portuguese economy, our company’s ratings under Moody’s and S&P’s ratings methodologies are directly linked to the Portuguese sovereign debt rating. Following the downgrade of Portuguese sovereign debt on January 21, 2012, S&P downgraded our long-term rating from BBB- to BB+, with a negative outlook, and on February 11, 2013, S&P downgraded our long-term rating to BB, with a negative outlook. On April 13, 2012, Moody’s downgraded our long-term rating from Ba1 to Ba2, with a negative outlook. On August 15, 2013, Fitch downgraded our long-term rating from BBB to BBB-, with a negative outlook.

The effects of the economic and financial crisis described above, or any adverse developments in our business, could lead to additional downgrades in our credit ratings. Any such downgrades are likely to adversely affect our ability to obtain future financing to fund our operations and capital needs. Any downgrade of our ratings could have even more significant effects on our ability to obtain financing and therefore on our liquidity. For further information on these covenants, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Covenants” of the 2012 Portugal Telecom Annual Report.

Any worsening of the current economic and financial crisis may affect our liquidity and impact the creditworthiness of our company

In order to mitigate liquidity risks, we seek to maintain a liquidity position and an average maturity of debt that allows us to repay our short-term debt and our contractual obligations. As of December 31, 2013, the amount of available cash, plus the undrawn amount of our underwritten commercial paper lines (cash immediately available upon two or three days’ notice) and our committed standby facilities available to our Portuguese operations amounted to €3,257 million, an increase from €3,016 million as of December 31, 2012. The average maturity of our debt as of December 31, 2013 was 5.5 years.

Our capital structure includes debt, cash and cash equivalents, short-term investments and equity attributable to equity holders of the parent, comprising issued capital, treasury shares, reserves and accumulated earnings. We periodically review our capital structure considering the risks associated with each of the above mentioned classes of the capital structure. We further discuss our liquidity and sources of funding in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” of the 2012 Portugal Telecom Annual Report.

However, if economic and financial conditions in Portugal and in Europe generally were to worsen, if our cost of debt were to increase or if we were to encounter other difficulties in obtaining financing for the reasons described in the preceding three risk factors, our sources of funding, including our cash balances, operating cash inflows, funds from divestments, credit lines and cash flows obtained from financing operations, might not match our financing needs, including our operating and financing outflows, investments, shareholder remuneration and debt repayments. Any such event could have a material adverse effect on our financial position, liquidity and prospects.

If our customers’ financial conditions decline, we will be exposed to increased credit and commercial risks

Due to continued adverse economic conditions, we may encounter increased difficulty collecting accounts receivable and could be exposed to risks associated with uncollectable accounts receivable. We regularly assess the creditworthiness of our customers, and we set credit limits for our customers. Challenging economic conditions have impacted some of our customers’ ability to pay their accounts receivable. Although our credit losses have historically been low and we have policies and procedures for managing customer finance credit risk, we may be unable to avoid future losses on our accounts receivable, which could materially adversely affect our results of operations and financial position.

We may not be able to pay our announced dividends

In 2012, we announced a shareholder remuneration policy for the fiscal years 2012 to 2014, comprised of an annual cash dividend of €0.325 per share and a share buy-back program of €200 million for the same three year period, equivalent to an additional €0.225 per share.  However, on August 14, 2013, we announced a revised shareholder remuneration policy that provides for an annual cash dividend for 2013 and 2014 of €0.10 per share. This shareholder remuneration policy is subject to market conditions, our financial condition, legal limits to the distribution of assets to shareholders, including the necessary shareholder approvals during our Annual Shareholders’ Meeting to be held in 2014 and other factors considered relevant by the Board of Directors at the time.

The payment of future dividends will depend on our ability to continue to generate cash flow in our businesses, which is dependent not only on our revenue stream but also on our ability to further streamline our operations and reduce our costs. In addition, significant volatility in the Real/Euro exchange rate may impair our ability to pay dividends.

If any of the conditions described above proves not to be the case or if any other circumstances (including any risks described in this “Risk Factors” section) impede our ability to generate cash and distributable reserves, shareholders may not receive the full remuneration we have announced, and the price of our ordinary shares and ADSs could be negatively affected.

We face intense competition globally, including increasing competition from competitors other than traditional telecommunications companies

Although the broad telecommunications sector is expected to continue to expand at a global level, an increasing market share is now occupied by adjacent sector players, such as equipment manufacturers, internet service providers and media players. These players are taking advantage of improved connectivity and platform-agnostic technologies to offer over-the-top and cloud-based services. Telecommunications operators are expected to maintain traditional access services and billing relationships over which users’ access services from adjacent players such as well-known companies offering music, video, photos, apps and retail. These adjacent competitors have been able to build strong global brands. The expansion of the competitive boundaries is creating additional pressure for telecommunications operators. Notwithstanding our efforts to develop our own over-the-top and cloud-based services, we expect this broader competitive landscape to continue to pose challenges to our revenues and profitability in Portugal, Brazil and the other markets where we operate.

The telecommunications industry is subject to frequent changes in technology. Our ability to remain competitive depends on our ability to implement new technology and it is difficult to predict how new technology will affect our business

Companies in the telecommunications industry must adapt to rapid and significant technological changes that are usually difficult to anticipate. The mobile telecommunications industry in particular has experienced rapid and significant technological development and frequent improvements in capacity, quality and data-transmission speed. Technological changes may render our equipment, services and technology obsolete or inefficient, which may adversely affect our competitiveness or require them to increase their capital expenditures in order to maintain their competitive position. For example, we have made significant investments in recent years to develop our fiber-to-the-home, or “FTTH,” network for residential and enterprise customers, to connect our mobile network base stations and to develop our 3G network for personal services customers. Furthermore, Oi has made significant investments in the last three years in connection with the implementation of its UMTS (Universal Mobile Telecommunications System), or “3G,” services, and has begun investing in the implementation of its LTE (Long Term Evolution), or “4G,” services. It is possible that alternative technologies that are more advanced than those Oi currently provides may be developed. Oi may not obtain the expected benefits of its investments if more advanced technology is adopted by the market. Similarly, TmarPart, after the Business Combination, may not achieve the expected benefits of these investments in technology before more advanced technology is adopted by the market. Our LTE services, launched in March 2012 in Portugal, covered 90% of population in Portugal by the end of 2012, and in September 2013 we concluded the construction and started the operation of the first block of our data center in Covilhã, Portugal, to expand our ability to serve enterprise and other customers. We may not achieve the expected benefits of these investments in technology before more advanced technology is adopted by the market. Even if we adopt new technologies in a timely manner as they are developed, the cost of such technology may exceed the benefit to them, and we cannot assure you that, after the completion of the Business Combination, TmarPart will be able to maintain its level of competitiveness in Brazil, Portugal or Africa.

Our operations are dependent upon networks. A system failure could cause delays or interruptions of service, which could cause us to suffer losses

Failure in our networks, or our backup mechanisms, may result in service delays or interruptions and limit their ability to provide customers with reliable service over the networks. Some of the risks to the networks and infrastructure include (1) physical damage to access lines and long-distance optical cables; (2) power surges or outages; (3) software defects; (4) disruptions beyond our control; (5) breaches of security; and (6) natural disasters. The occurrence of any such event could cause interruptions in service or reduce capacity for customers, either of which could reduce our gross operating revenue or cause us to incur additional expenses. In addition, the occurrence of any such event may subject us to penalties and other sanctions imposed by the Portuguese telecommunications regulator (the Autoridade Nacional das Comunicações, or “ANACOM”) (in the case of our businesses in Portugal) and by the Brazilian telecommunications regulator (the Agência Nacional de Telecomunicações, or “ANATEL”) (in the case of Oi’s businesses in Brazil) and may adversely affect our business and results of operations.

The mobile telecommunications industry and participants in this industry may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices

Media and other entities frequently suggest that the electromagnetic emissions from mobile handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using mobile handsets. These concerns could have an adverse effect on the mobile telecommunications industry and, possibly, expose mobile services providers to litigation. We cannot assure you that further medical research and studies will refute a link between the electromagnetic emissions of mobile handsets and base stations, including on frequency ranges we use to provide mobile services, and these health concerns. Government authorities could increase regulation on electromagnetic emissions of mobile handsets and base stations, which could have an adverse effect on our business, financial condition and results of operations. The expansion of their network may be affected by these perceived risks if we experience problems in finding new sites, which in turn may delay the expansion and may affect the quality of their services.

On January 18, 2003, ANACOM issued a regulation pursuant to Decree-Law No. 11/2003, which requires entities, including us, that are qualified to install and use radio communication stations for public broadcasting, to submit to ANACOM for approval an annual plan that monitors and measures the intensity levels of the electromagnetic waves emitted from these radio communication stations, especially stations located near the general population. In 2004, pursuant to Decree-Law No. 11/2003, the Portuguese government adopted an ordinance that limits emission and exposure to electromagnetic fields with frequencies between 0 kHz and 300 GHz. Although we believe that these regulations or ordinances do not have a material impact on us, the Portuguese government may adopt new laws or regulations regarding electromagnetic emissions and exposure, which could have an adverse effect on our business.

In addition, ANATEL may also enact new laws or regulations regarding electromagnetic emissions and exposure, which could have an adverse effect on Oi’s business.

We have a substantial amount of existing debt, which could restrict our financing and operating flexibility and have other adverse consequences

As of December 31, 2013, we had total consolidated gross debt of €7,371.1 million. Our existing level of indebtedness and the requirements and limitations imposed by our debt instruments could adversely affect our financial condition or results of operations. In particular, the terms of some of these debt instruments restrict our ability to:

•                  incur additional debt;

•                  grant liens;

•                  pledge assets;

•                  sell or dispose of assets; and

•                  make certain acquisitions, mergers and consolidations.

Furthermore, some of our debt instruments include financial covenants that require us to maintain certain specified financial ratios. Additionally, the instruments governing a substantial portion of its indebtedness contain cross-default or cross-acceleration clauses, and the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

If we are unable to incur additional debt, we may be unable to invest in our business and make necessary or advisable capital expenditures, which could reduce future net operating revenue and adversely affect our profitability. In addition, cash required to serve our existing indebtedness reduces the amount available to us to make capital expenditures.

If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all. For more information regarding our debt instruments and our indebtedness, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness” of the 2012 Portugal Telecom Annual Report and Part 5 (“Additional Information About Portugal Telecom”) of the February 7 6-K, which are incorporated herein by reference.

Unfunded post retirement benefits obligations may put us at a disadvantage to our competitors and could adversely affect our financial performance

We have unfunded post retirement benefits obligations that may limit our future use and availability of capital and adversely affect our financial and operating results. Although in December 2010, we transferred to the Portuguese government the post retirement benefits obligations relating to regulated pensions of Caixa Geral de Aposentações and Marconi, we retained all other obligations, including (1) salaries to suspended and pre-retired employees amounting to €852 million as of December 31, 2013, which we must pay monthly directly to the beneficiaries until their retirement age and (2) €494 million in obligations related to pension supplements and healthcare as of December 31, 2013, which are backed by plan assets with a market value of €386 million, resulting in unfunded obligations of €959 million.

Any decrease in the market value of our plan assets relating to our pension supplements and healthcare obligations could increase our unfunded position. Although there is in place an investment policy with capital preservation targets, in the current economic and financial crisis, in particular, the market value of our plan assets is volatile and poses a risk. In addition, our obligations to pay salaries to suspended and pre-retired employees are unfunded. The value of the obligations referred to above may also fluctuate, depending on demographic, financial, legal or regulatory factors that are beyond our control. Any significant increase in our unfunded obligations could adversely affect our ability to raise capital, require us to use cash flows that we would otherwise use for capital investments, implementing our strategy or other purposes and adversely affect perceptions of our overall financial strength, which could negatively affect the price of our ordinary shares and ADSs.

See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Post Retirement Benefits” of the 2012 Portugal Telecom Annual Report for a description of our transfer of pension obligations to the Portuguese government.

We must continue to attract and retain highly qualified employees to remain competitive

We believe that our future success largely depends on our continued ability to hire, develop, motivate and retain qualified personnel needed to develop successful new products, support our existing product range and provide services to our customers. Competition for skilled personnel and highly qualified managers in the telecommunications industry in the markets where we operate remains intense. We are continuously developing our corporate culture, remuneration, promotion and benefits policies as well as other measures aimed at empowering our employees and reducing employee turnover. However, particularly considering the poor economic conditions of the Portuguese economy and the increasing immigration trends, we may not be successful in attracting and retaining employees with appropriate skills in the future, and failure in retention and recruiting could have a material adverse effect on our business.

The PCAOB’s inability to conduct inspections of auditors in Portugal makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures and quality control procedures

Our independent registered public accounting firm, Deloitte & Associados, SROC S.A., is registered with the Public Company Accounting Oversight Board, or “PCAOB,” and is accordingly required by U.S. law to undergo regular PCAOB inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. However, because our auditor is located in Portugal, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the local authorities, as in some other non-U.S. jurisdictions, our auditor is currently not undergoing such PCAOB inspections.

Inspections of other firms that the PCAOB has conducted outside Portugal have identified deficiencies in those firms’ audit and quality control procedures, which may not be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in Portugal prevents the PCAOB from evaluating our auditor’s audits and its quality control procedures. As a result, investors are deprived of the benefits of PCAOB inspections. Accordingly, although the Company’s audited consolidated financial statements were audited in accordance with the standards set forth by the PCAOB, the inability of the PCAOB to conduct inspections of auditors in Portugal makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures and quality control procedures as compared with auditors outside Portugal that are subject to PCAOB inspections.

Risks Relating to Our Portuguese Operations

Increased competition among providers of bundled telecommunications services may result in a decrease in our revenues

In 2008, we launched a nationwide Pay-TV service under the “Meo” brand, primarily using our fixed network (IPTV over ADSL2+ and FTTH and direct-to-home, or “DTH,” satellite technology). This service required us to make significant investments in our network in order to increase the bandwidth and offer a better service quality than our competitors. In January 2013, we announced the rebranding of “Meo” and the launch of a quadruple-play service as “M4O”, offering Pay-TV, broadband internet, fixed telephone and mobile telephone services. This launch has required additional marketing expenditures and will entail ongoing investments in infrastructure to remain competitive with other market participants.

Notwithstanding gains in our revenues and market share from Pay-TV services in recent years and the quality of our service, we have experienced pressure from our competitors to reduce monthly subscription fees. In addition, our efforts to build scale to enable us to negotiate better programming costs with our content suppliers, especially certain premium content owned by one of our competitors, may not prove successful.

The competitive landscape has changed significantly in Portugal as a result of the merger in 2013 of ZON Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A., or “ZON,” the largest cable operator, and Optimus SGPS, S.A., or “Optimus,” the third-largest mobile operator, to create ZON Optimus SGPS, S.A., or “ZON Optimus,” a new integrated telecommunications operator in Portugal. The merger was cleared by the Portuguese Competition Authority on August 26, 2013 and the company resulting from the merger, “ZON Optimus” was formally incorporated the following day by means of registration with the Portuguese Commercial Registry Office. According to information made public by ZON Optimus, Mrs. Isabel dos Santos is one of the indirect controlling shareholders of ZOPT, SGPS, S.A. (which holds a majority of the voting and total share capital of ZON Optimus).  Mrs. Isabel dos Santos is also an indirect shareholder of Unitel. This transaction has further increased the focus on bundled offers and the evolution from triple-play to quadruple-play services as ZON Optimus has leveraged its position as an integrated telecommunications operator.  Our other main competitors in Portugal are Cabovisão (that underwent a merger with ONITELECOM, also in 2013) and Vodafone.

Our revenues from residential services and our financial position could be significantly affected if we are not successful in competing to provide these bundled services, particularly as our Pay-TV services have become increasingly important as a retention tool of our fixed line and broadband internet customers.

Competition from other mobile telephony and fixed line operators has reduced our revenues from our Portuguese operations and could continue to adversely affect our revenues

As a result of the trend toward the use of mobile services instead of fixed telephone services, combined with the increase in competition from other operators, we have experienced, and may continue to experience, erosion of market share of both access lines and of outgoing domestic and international traffic. Additionally, all mobile players have launched fixed telephony services based on their mobile networks, which are directly competing for the same customers. Mobile operators can bypass our international wireline network by interconnecting directly with fixed line and mobile networks either in our domestic network or abroad. Competition is also forcing down the prices of our fixed line voice services for long-distance and international calls, as operators have been offering unlimited voice communications for all national and several international fixed destinations. Lowering our international call prices has caused a decline in our revenues from international fixed line voice services. We expect competition from operators with services based on Voice over Internet Protocol, or “VoIP,” also to place increasing price pressure on voice tariffs. The decrease in fixed line voice traffic and lower tariffs resulting from competition has significantly affected our overall revenues, and we expect these factors to continue to negatively affect our revenues. See “Item 4—Information on the Company—Competition—Competition Facing Our Portuguese Operations—Residential Services” of the 2012 Portugal Telecom Annual Report.

The broadband market in Portugal is highly competitive and may become more competitive in the future

We believe that with competition in internet broadband access in Portugal is intensifying, and with the development of existing technologies such as broadband wireless access, mobile broadband through 3G and 4G technology, as well as high speed broadband supported by the deployment of a fiber optic network, we may face additional pricing pressure on our services, which could result in the loss of revenues from both residential and enterprise customers.

Increased competition in the Portuguese mobile markets may result in decreased revenues

We believe that our existing mobile competitors, Vodafone and ZON Optimus, will continue to market their services aggressively, resulting in similarly priced offers for all major mobile players in the market. These aggressive pricing strategies have boosted voice and data usage at the expense of eroding retail revenues.  A clear example was the launch, in 2008, of the so-called “tribal plans.” Although initially designed to provide special calling and texting advantages for “restricted” user groups, their widespread success soon resulted in a significant pressure on revenues. We believe that our success against competitors will depend on our ability to differentiate our products based on services offered, quality, simplicity and targeting of pricing plans, and we may not be successful in doing so. We also believe quadruple-play will play a major role in the mobile Portuguese market. Although we were the first operator to launch a quadruple-play offer, in January 2013, it will be increasingly difficult to sustain this competitive advantage.

See “Item 4—Information on the Company—Competition—Competition Facing Our Portuguese Operations—Personal Services” of the 2012 Portugal Telecom Annual Report.

Burdensome regulation in an open market may put us at a disadvantage to our competitors and could adversely affect our Portuguese telecommunications business

The Portuguese electronic communications sector is fully open to competition. However, many regulatory restrictions and obligations are still imposed on us. In the previous round of market analyses, carried out from 2004 to 2006, we were found by ANACOM to have significant market power in all but one of the 19 markets analyzed and, consequently, were subject to regulatory restrictions and obligations. Not all of these obligations and restrictions have been imposed on other telecommunications operators and service providers. Pursuant to the European Relevant Markets Recommendation issued in 2007, which significantly reduced the number of markets subject to regulation, ANACOM is re-analyzing the retail and wholesale markets to identify which markets are still relevant for regulatory intervention and which electronic communications operators and service providers, if any, it considers to have significant market power in those markets. Additionally, ANACOM is determining the regulatory remedies that should be imposed on those operators and service providers. ANACOM has not indicated when it will conclude this round of market analysis, but it is expected to be concluded by the end of 2015.

ANACOM has re-analyzed some of the markets defined under the European Relevant Market Recommendation and issued findings that we had significant market power in certain markets, including the wholesale market for call termination on individual public telephone networks provided at a fixed location, the market for call termination on individual mobile networks, the market for the provision of wholesale (physical) network infrastructure access and the wholesale leased lines terminating segments market. In December 2013, ANACOM launched a public consultation on a draft decision regarding the reanalysis of the retail markets for fixed access and telephony services and of the wholesale market of call origination at a fixed location. ANACOM is proposing to withdraw the existing retail regulation on those markets while keeping the wholesale call origination market fully regulated.

In certain cases, such as the wholesale broadband access market and the wholesale leased lines trunk segments market, ANACOM has segmented the markets into “C” (competitive) and “NC” (non-competitive) segments and issued a finding that we had significant market power in the non-competitive segments. ANACOM has the power to impose remedies to increase competition in those markets. However, ANACOM has not completed the review of all the markets identified by the European Relevant Market Recommendation, and we expect that ANACOM will reduce the adverse impacts of the remedies imposed on us. However, additional reviews by ANACOM could include other markets, such as access to next generation networks or NGA (which represent a significant upgrade to broadband internet access). For example, on February 6, 2012, ANACOM approved a draft decision concerning the review markets for wholesale physical network infrastructure access at a fixed location, or “Market 4,” and markets for wholesale broadband access, or “Market 5.” Pursuant to this draft decision, ANACOM proposed to include high-speed broadband networks (e.g., FTTH networks) in order to require operators with Significant Market Power, or “SMP,” to provide access to these networks. In this connection, pursuant to the this draft decision, ANACOM intends to declare us as an SMP operator in the national wholesale market for access to network infrastructure at a fixed location and as the SMP operator in the broadband access wholesale market in non-competitive areas.

With respect to Market 4, in addition to the obligation of granting unbundled access to copper loops, subloops, ducts and poles at the national level, ANACOM intends to impose on us a geographically differentiated obligation to provide its wholesale customers with virtual access to optical fiber (advanced bitstream). The analysis review procedure was not concluded, mainly due to the changes that took place in the domestic market during 2013 (merger between Zon and Optimus and investments initiated by Vodafone and Altice, for expansion of their fiber networks) and the publication, in September 2013, of the EC’s recommendation on NGA non-discrimination and costing methodologies. In light of these developments, a new ANACOM consultation on markets 4 and 5 is expected during the first quarter of 2014. Although the final decision is still pending, we believe ANACOM will complete its new review of Markets 4 and 5 in the second quarter of 2014, after the European Commission’s approval of a recommendation on the costing and non-discrimination with respect to next generation networks, which is expected to occur during the first quarter of 2014.

Remedies imposed by ANACOM may require us to provide services in certain markets or geographic regions or to make investments that we would otherwise not choose to make. In addition, we incurred and may still have to incur, expenses to adapt our operations to changing regulatory requirements and to ensure regulatory compliance. The resources we may be required to fulfill our regulatory obligations in Portugal could adversely affect our ability to compete. See “Item 4—Information on the Company—Regulation—Portugal” of the 2012 Portugal Telecom Annual Report for more details on the regulatory requirements to which we are subject.

Reduced interconnection rates have negatively affected our revenues for our Portuguese telecommunications business and will continue to do so in 2014

In recent years, ANACOM has imposed price controls on interconnection rates for the termination of calls on mobile networks. These reductions have had a significant impact on interconnection revenues of our mobile subsidiary, MEO - Serviços de Comunicações e Multimédia, S.A., or “MEO” (previously TMN—Telecomunicações Móveis Nacionais, S.A., or “TMN”), and, consequently, on its earnings.

ANACOM has issued successive decisions that have reduced mobile termination rates over time. Most recently, in March 2012, ANACOM issued a final decision reducing mobile termination rates progressively to €0.0127 by December 2012. The reductions in mobile termination rates have had and will continue to have a negative effect on our cash flows and revenues.

The Portuguese Competition Authority has also completed an analysis of mobile rates for originating calls to non-geographic numbers in January 2012, finding origination rates to be excessive, and issued a recommendation that mobile operators must reduce their rates to a level reflecting their costs or face the possibility of being sanctioned. The Competition Authority has not begun any investigation to date.

In what regards the wholesale market for voice call termination on individual public telephone networks provided at a fixed location (Market 3), in August, following EC’s serious doubts regarding a draft decision issued by ANACOM, the regulator decided to withdraw its draft decision and subsequently imposed provisional and urgent measures that determined the maximum average prices to be applied by the operators designated as having significant market power: as of October 1, 2013, 0.1114 cents per minute; from July 1, 2014 on, the price will be set using the pure LRIC cost model being developed. During the first quarter of 2014, it is expected that ANACOM will launch a new consultation about the review of the relevant market, this time including a symmetric obligation to ensure IP interconnection.

ANACOM’s interconnection price controls may also negatively affect our revenues from fixed line residential services because we are required to reflect the reduction in these interconnection charges in our retail prices for calls from our fixed line network in Portugal. We expect ANACOM to lift these price controls following the designation of ZON Optimus as the universal service obligation, or “USO,” provider for fixed lines, we expect that the reduction in interconnection charges will continue to have an impact on our revenues from fixed line residential services in Portugal.

In addition, the lower interconnection rates have slightly reduced revenues for our wholesale business, which records revenues from international incoming calls transiting through our network that terminate on the networks of mobile and other fixed operators. The prices we charge to international operators (and hence our revenues) also depend on the interconnection fees charged by mobile and fixed operators for international incoming calls terminating on their networks, and these fees have been decreasing. We expect that lower interconnection rates will continue to have a negative impact on our wholesale revenues.

The European Commission’s review of roaming charges may continue to lead to a reduction in revenues from personal services

The European Commission, or “EC,” regulates the roaming charges that may be charged in the wholesale market and the retail market in Europe. These regulations extend to data and Short Messaging Services, or “SMS,” or text messaging. On July 1, 2012, the previous roaming regulations were replaced by a new version, known as “Roaming III,” which will expire on June 30, 2022. In addition to setting maximum voice roaming rates (subject to a glide path) that may be charged with respect to the wholesale and retail market, for voice, data and SMS services,

Roaming III also features (1) extended transparency and consumer-protection measures (“bill-shock”) that go beyond the EU territory, (2) the introduction of an obligation for mobile operators in the wholesale market to provide reasonable network access in order to allow roaming services and (3) the decoupling of roaming services from other services, while enabling a consumer to use the same number.

The Roaming III regulations have had, and are expected to continue to have an adverse effect on the revenues of our mobile business and on our results of operations.

The European Commission’s “Connected Continent” legislation could adversely affect our business

The EC is finalizing its plans to pass regulations implementing a single telecommunications market — the so-called “Connected Continent” legislation — in order to stimulate the provision of cross-border European services. The draft regulation, which is undergoing an EU consultation and review procedure, addresses matters as a single European authorization and convergence of regulatory remedies, a standard EU wholesale broadband access product, spectrum authorization procedures harmonization, net neutrality and transparency, international mobile roaming and international calls, and consumer protection.

The EC intends to obtain the approval of the single telecommunications market regulations by the European Parliament in the spring of 2014. If approved, these regulations are expected to have an adverse effect on our business due to anticipated price decreases, higher operational costs and potentially increased competition.

The Portuguese government could terminate or fail to renew our fixed line license and licenses and our authorizations for data and mobile services of our Portuguese telecommunications business.

We provide a significant number of services in Portugal under licenses and authorizations granted by ANACOM to our subsidiaries PT Comunicações and MEO. See “Item 4—Information on the Company—Regulation—Portugal—Our Concession and Existing Licenses and Authorizations” of the 2012 Portugal Telecom Annual Report.  The Portuguese government can also terminate MEO’s mobile licenses under certain circumstances. Through MEO, we hold renewable license to provide Global System for Mobile Communications, or “GSM,” or “2G,” and 3G mobile telephone services throughout Portugal, valid until 2016 and 2022, respectively. In January 2012, MEO was allocated the right to use frequencies to provide, among other technologies, 4G mobile telephone services throughout Portugal, and in March 2012, ANACOM issued a renewable license to MEO, valid until 2027, with respect to the use of these frequencies. This license also unifies the previous 2G and 3G licenses issued to MEO. If the Portuguese government were to terminate our license, we would not be able to conduct the activities authorized by the concession or the relevant licenses. This loss would eliminate an important source of our revenues.

Our obligations as a universal service provider in Portugal could adversely affect our results of operations and profitability

Until recently, we were the holders of a concession of the public telecommunications service. On October 12, 2012, following ANACOM’s decision on the designation of a universal service provider, the Portuguese Ministries of Finance, Economy and Employment launched a public tender to designate the universal service providers, which included a compensation fund for universal service providers and a related renegotiation of our concession. According to ANACOM’s preliminary report on the proposals submitted on the several tenders, PT Comunicações did not present the lowest bid for Tender 1 (access to a public communications network at a fixed location) and, consequently, was not designated the universal service provider for that service. Nonetheless, PT Comunicações submitted the lowest bid for Tender 2 and remains the universal service provider of payphones. On October 18, 2013, the Portuguese government confirmed these results and designated Optimus and ZON as the universal service providers for the connection to a public electronic communications network at a fixed location and the provision of publicly available telephone services, and designated PT Comunicações as the universal service provider for payphones. In addition, on July 29, 2013, the Portuguese government decided to initiate a direct award procedure concerning the provision of comprehensive directories and directory inquiry services for a period of 12 months, with the possibility of such period being extended for an additional six months, PT Comunicações was awarded the contract to provide directories and directory inquiry services.

As the universal service provider for payphones, directories and directory inquiry services, PT Comunicações is required to make available those services in accordance with Portuguese regulations whether or not they are profitable to us.  In addition, we will be required to contribute to the compensation fund for universal services providers according to our share of the revenues of the national telecommunications sector. These obligations could adversely affect the expenses and our profitability.

Regulatory investigations and litigation may lead to fines or other penalties

We are regularly involved in litigation, regulatory inquiries and investigations involving our operations. ANACOM, the EC and the Portuguese Competition Authority regularly make inquiries and conduct investigations concerning our compliance with applicable laws and regulations. Current inquiries by the Portuguese Competition Authority relate to alleged anti-competitive practices in the terrestrial television and mobile services markets. Following a complaint by the third mobile operator in July 2013, we were informed by the Portuguese Competition Authority that it had decided to initiate an administrative proceeding against us regarding allegedly discriminatory on-net/off-net prices in the retail mobile communications market and allegedly excessive SMS termination prices. If, after the administrative proceeding, the Portuguese Competition Authority decides that there is a reasonable likelihood that sanctions will be imposed, a more formal proceeding will follow. After the conclusion of any such proceeding, the Portuguese Competition Authority could decide to impose a fine of up to 10% of our revenues during the year immediately preceding the final decision. Although Portugal Telecom has not historically been assessed fines of the magnitude permitted by the law, any fine that the Portuguese Competition Authority decides to impose could be material.

In January 2011, the EC opened an investigation into an agreement between Telefónica and Portugal Telecom allegedly not to compete in the Iberian telecommunications markets. We have developed various strategic partnerships with Telefónica in recent years. Although we do not believe the existence of these partnerships has impeded competition and ordinary activities of our company and Telefónica, our relationship with Telefónica was investigated. In January 2013, the EC adopted a decision finding that we and Telefónica had infringed Article 101 of the Treaty on the Functioning of the European Union with reference to our July 28, 2010 agreement with Telefónica concerning the acquisition by Telefónica of Portugal Telecom’s stake in Brazilian operator Vivo. In accordance with this decision, we were fined an amount of €12.29 million, which we believe is unjustified. On April 9, 2013, we brought an action for annulment before the Court of Justice of the European Union and will continue to vigorously defend the matter. The matter is now waiting to be tried before the EU Court of Justice.

These inquiries and investigations are described in greater detail in “Item 8—Financial Information—Legal Proceedings” of the 2012 Portugal Telecom Annual Report. If we are found to be in violation of applicable laws and regulations in these or other regulatory inquiries, investigations, or litigation proceedings that are currently pending against us or that may be brought against us in the future, we may become subject to penalties, fines, damages or other sanctions. Any adverse outcome could have a material adverse effect on our operating results or cash flows.

Risks Relating to Our Brazilian Operations

Our strategy of enhancing our operations in Brazil through our strategic partnerships with Oi and Contax may not be successful, and we do not have free access to cash flows from Oi and Contax

The successful implementation of our strategy for our mobile operations in Brazil depends on the development of our strategic partnership with Oi. On March 28, 2011, we completed the acquisition of a 25.3% economic interest in the Oi Group, and our economic interest is currently 23.2%. As in any strategic partnership, it is possible that we, the other controlling shareholders and Oi will not agree on its strategy, operations or other matters. Any inability of our company and the other controlling shareholders of Oi to operate Oi jointly could have a negative impact on Oi’s operations, which could have a negative impact on our strategy in Brazil. In addition, we cannot be sure that Oi will be able to take advantage of its position in the Brazilian market to increase the scope and scale of its operations or that any anticipated benefits of the strategic partnership will be realized.

In addition, concurrently with our investment in Oi, we acquired a 16.2% economic interest in Contax, which provides among other contact center services in Brazil. Our economic interest in Contax increased to 19.5%

in June 2011 and to 21.1% in April 2013. The types of risks described above that apply to our strategic partnership with Oi also apply to our strategic partnership with Contax.

In addition, because Oi and Contax are joint ventures, and we do not independently control them, we may not have free access to their cash flows. It will be necessary for us and other controlling shareholders of Oi and Contax to agree to approve any distributions from those companies.

We are exposed to Brazilian exchange rate fluctuations

We are exposed to exchange rate fluctuation risks, mainly due to our significant investments in Brazil. We do not expect to hedge our economic exposure against exchange rate fluctuations. We are required to make adjustments to our equity on our statement of financial position in response to fluctuations in the value of foreign currencies in which we have made investments. Devaluation of the Real in the future could result in negative adjustments to our financial position, which could limit our ability to generate distributable reserves.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could adversely impact Oi’s business, results of operations and financial condition

All of the operations and customers of Oi are located in Brazil, except for minor operations and the customers of these operations outside of Brazil. Accordingly, Oi’s financial condition and results of operations have been and will continue to be substantially dependent on Brazil’s economy. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and implement macroeconomic policies have often involved increases in interest rates, wage and price controls, currency devaluations, blocking access to bank accounts, imposing capital controls and limits on imports, among other things. Oi does not have any control over, and is unable to predict, which measures or policies the Brazilian government may adopt in the future. Oi’s business, results of operations and financial condition may be adversely affected by changes in policies or regulations, or by other factors such as:

•                  political instability;

•                  devaluations and other currency fluctuations;

•                  inflation;

•                  price instability;

•                  interest rates;

•                  liquidity of domestic capital and lending markets;

•                  energy shortages;

•                  exchange controls;

•                  changes to the regulatory framework governing Oi’s industry;

•                  monetary policy;

•                  tax policy; and

•                  other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether possible changes in policies or rules affecting these or other factors may contribute to economic uncertainties in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses such as Oi. Although we and Oi do not believe that Ms. Rousseff will significantly alter current governmental policies, we cannot assure you that the policies that may be implemented by the Brazilian federal or state governments will not adversely affect Oi’s business, results of operations and financial condition.

Instability in the international financial system may adversely affect economic growth in Brazil or limit Oi’s access to the financial markets and, therefore, negatively impact Oi’s business and financial condition

Global economic instability and related instability in the international financial system have had, and may continue to have, a negative effect on economic growth in Brazil. Although the United States, Europe and China have shown recent signs of recovery, the recovery of the global economy, which depends on a number of factors, including a return of job growth and investments in the private sector as well as the timing of the exit from government credit easing policies by central banks globally, is not certain. Continued or worsening volatility in the global financial markets could reduce the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide. A prolonged slowdown in economic activity in Brazil could reduce demand for some of Oi’s services, which would adversely affect its results of operations.

As a result of instability in the international financial system, Oi’s ability to access the capital markets or the commercial bank lending markets may be severely restricted at a time when Oi would like, or need, to access such markets, which could have an impact on Oi’s flexibility to react to changing economic and business conditions. The instability in the international financial system or a prolonged slowdown in economic activity in Brazil could have an impact on the lenders under the existing credit facilities of Oi, on Oi’s Brazilian customers or on the ability of Oi’s suppliers to meet scheduled deliveries in Brazil, causing them to fail to meet their obligations to Oi. If the instability in the international financial system continues, it could have an adverse effect on the demand for Oi’s services in Brazil and its ability to fund its planned growth in Brazil.

Depreciation of the Real may lead to substantial losses on Oi’s liabilities denominated in or indexed to foreign currencies

During the four decades prior to 1999, the Brazilian Central Bank periodically devalued the Brazilian currency. Throughout this period, the Brazilian government implemented various economic plans and used various exchange rate policies, including sudden devaluations (such as daily and monthly adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, exchange rates have been set by the market. The exchange rate between the Real and the U.S. dollar has varied significantly in recent years. For example, the Real/U.S. dollar exchange rate increased from R$1.9554 per U.S. dollar on December 31, 2000 to R$3.5333 on December 31, 2002. In 2008, primarily as a result of the international financial crisis, the Real depreciated by 31.9% against the U.S. dollar and prompted foreign investors to remove billions of Reais from the BM&FBOVESPA. The Real appreciated against the U.S. dollar by 25.5% during 2009 and by 4.3% during 2010. Since that period, the Real has depreciated by 12.6% against the U.S. dollar during 2011, by 8.9% during 2012 and by 14.6% during 2013. In addition, the Real appreciated against the Euro by 22.6% during 2009 and by 10.4% during 2010. The Real depreciated by 9.3% against the Euro during 2011, by 10.7% during 2012 and by 17.0% during 2013.

A significant amount of Oi’s financial liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars and Euros. As of December 31, 2013, R$14,498 million of the consolidated financial indebtedness of Oi was denominated in a foreign currency. When the Real depreciates against foreign currencies, Oi incurs losses on its liabilities denominated in or indexed to foreign currencies, such as Oi’s U.S. dollar-denominated long-term debt and foreign currency loans, and Oi incurs gains on its monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into Reais. If significant depreciation of the Real were to occur when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, Oi could incur significant losses, even if the value of those assets and liabilities has not changed in their original currency. In addition, a significant depreciation in the Real could adversely affect Oi’s ability to meet certain of its payment obligations. A failure to meet certain of Oi’s payment obligations could trigger a default under certain financial covenants in Oi’s debt instruments, which could have a material adverse effect on Oi’s business and results of operations. Additionally, Oi currently has currency swaps and non-deliverable forwards in place for most of its foreign currency debt. If the cost of currency swap instruments increases substantially, Oi may be unable to maintain its hedge positions, resulting in an increased foreign currency exposure that could in turn lead to substantial foreign exchange losses.

A portion of Oi’s capital expenditures in Brazil requires it to acquire assets at prices denominated in or linked to foreign currencies, some of which are financed by liabilities denominated in foreign currencies, principally the U.S. dollar. Oi generally does not hedge against risks related to movements of the Real against foreign currencies. To the extent that the value of the Real decreases relative to the U.S. dollar, it becomes more costly for Oi to purchase these assets, which could adversely affect Oi’s business and financial performance.

Depreciation of the Real relative to the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products and requiring recessionary government policies, including tighter monetary policy. On the other hand, appreciation of the Real against the U.S. dollar may lead to a deterioration of the country’s current account and balance of payments, as well as to a dampening of export-driven growth.

Fluctuations in interest rates could increase the cost of servicing Oi’s debt and negatively affect its overall financial performance

Oi’s financial expenses are affected by changes in the interest rates that apply to Oi’s floating rate debt. As of December 31, 2013, Oi had, among other debt obligations, R$10,295 million of loans and financings and debentures that were subject to the Interbank Certificate of Deposit (Certificado de Depósito Interbancário), or “CDI,” rate, an interbank rate, R$5,144 million of loans and financings and debentures that were subject to the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP,” a long-term interest rate, R$3,843 million of loans and financings that were subject to the London Interbank Offered Rate, or “LIBOR,” and R$3,728 million of loans and financings that were subject to the IPCA.

The TJLP includes an inflation factor and is determined quarterly by the National Monetary Council (Conselho Monetário Nacional). In particular, the TJLP and the CDI rate have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. For example, the CDI increased from 10.64% per annum as of December 31, 2010 to 10.87% per annum as of December 31, 2011, decreased to 6.90% per annum as of December 31, 2012 and increased to 9.77% per annum as of December 31, 2013. A significant increase in any of these interest rates, particularly the CDI rate, could adversely affect Oi’s financial expenses and negatively affect its overall financial performance.

If Brazil experiences substantial inflation in the future, Oi’s margins and its ability to access foreign financial markets may be reduced. Government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market and Oi’s business and results of operations

Brazil has, in the past, experienced extremely high rates of inflation, with annual rates of inflation reaching as high as 2,708% in 1993 and 1,093% in 1994. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy.

Since the introduction of the Real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, actions taken in an effort to control inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. More recently, Brazil’s rates of inflation, as measured by the General Market Price Index — Internal Availability (Índice Geral de Preços — Disponibilidade Interna), or “IGP-DI,” published by Fundação Getúlio Vargas, or “FGV,” were 9.1% in 2008 (1.4)% in 2009, 11.3% in 2010, 5.0% in 2011, 8.1% in 2012 and 4.8% in 2013. According to the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or “IPCA,” published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE,” the Brazilian consumer price inflation rates were 4.3% in 2009, 5.9% in 2010, 6.5% in 2011, 5.8% in 2012 and 5.9% in 2013.

If Brazil experiences substantial inflation in the future, Oi’s costs may increase and its operating and net margins may decrease. Although ANATEL regulations provide for annual price increases for most of Oi’s services in Brazil, such increases are linked to inflation indices, discounted by increases in Oi’s productivity. During periods of rapid increases in inflation, the price increases for Oi’s services may not be sufficient to cover Oi’s additional costs and Oi may be adversely affected by the lag in time between the incurrence of increased costs and the receipt of revenues resulting from the annual price increases. Inflationary pressures may also curtail Oi’s ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

The market value of securities issued by Brazilian companies is influenced by the perception of risk in Brazil and other emerging market countries, which may have a negative effect on the value of our investments in Oi and Contax and may restrict Oi’s and Contax’s access to international capital markets

Economic and market conditions in other emerging market countries, especially those in Latin America, may influence the market for securities issued by Brazilian companies. Investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from Brazil. Crises in other emerging countries or the economic policies of other countries, in particular the United States, may adversely affect investors’ demand for securities issued by Brazilian companies, including Oi and Contax. Any of these factors could adversely affect the market price of the common or preferred shares of Oi and Contax and thereby reduce the value of our investment in those companies. Any of these factors could also impede the ability of Oi or Contax to access the international capital markets and finance their operations in the future on terms acceptable to it or at all.

Restrictions on the movement of capital out of Brazil may impair Oi’s ability to service certain debt obligations

Brazilian law provides that whenever there exists, or there is a serious risk of, a material imbalance in Brazil’s balance of payments, the Brazilian government may impose restrictions for a limited period of time on the remittance to foreign investors of the proceeds of their investments in Brazil as well as on the conversion of the Real into foreign currencies. The Brazilian government imposed such a restriction on remittances for approximately six months in 1989 and early 1990. The Brazilian government may in the future restrict companies from paying amounts denominated in foreign currency or require that any such payment be made in Reais. Many factors could affect the likelihood of the Brazilian government imposing such exchange control restrictions, including the extent of Brazil’s foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, and political constraints to which Brazil may be subject. There can be no certainty that the Brazilian government will not take such measures in the future.

A more restrictive policy could increase the cost of servicing, and thereby reduce Oi’s ability to pay its foreign currency-denominated debt obligations and other liabilities. As of December 31, 2013, Oi’s foreign currency-denominated debt was R$14,948 and represented 41.1% of its indebtedness. If Oi fails to make payments under any of these obligations, it will be in default under those obligations, which could reduce its liquidity.

Oi’s fixed line telecommunications services face increased competition from mobile services providers, other fixed line service providers and cable television service providers, which may adversely affect its revenues and margins

Oi’s fixed line telecommunications services in Region I (which consists of 16 Brazil states located in the northeastern and part of the northern and southeastern regions) and Region II (which consists of the Federal District and nine Brazilian states located in the western, central and southern regions) face increasing competition from mobile services as the prices for mobile services decline and approach those of fixed line services. Based on information available from ANATEL, from December 31, 2010 to April 30, 2013 (the latest date for which such information is available from ANATEL), the number of fixed lines in service in Brazil increased from 42.0 million to 44.5 million. The number of fixed lines in service in Region I and Region II is expected to experience slow growth, as certain customers eliminate their fixed line services in favor of mobile services, and the use of existing fixed lines for making voice calls is expected to decline as customers substitute calls on mobile phones in place of fixed line calls as a result of promotional mobile rates (such as free calls within a mobile provider’s network). The rate at which the number of fixed lines in service in Brazil may decline depends on many factors beyond Oi’s control, such as economic, social, technological and other developments in Brazil. In addition, new fixed lines that Oi installs are expected to be less profitable than existing ones because new fixed line customers generally have lower average incomes than Oi’s existing customers, subscribe to Oi’s lower cost service plans and generate fewer chargeable minutes of usage. For the year ended December 31, 2013, Oi’s traditional local fixed line telecommunications services represented 29.4% of Oi’s net operating revenue. Because Oi derives a significant portion of its net operating revenue from its traditional local fixed line telecommunications services, the reduction in the number of Oi’s fixed lines in service has negatively affected and is likely to continue to negatively affect its net operating revenue and margins.

Oi also competes in the Brazilian market for local fixed line services with other fixed line service providers, primarily with Empresa Brasileira de Telecomunicações - Embratel, or “Embratel,” and GVT S.A., or “GVT.” In addition to direct competition for corporate customers, Embratel competes with Oi for residential customers in Regions I and II with services that it provides using the cable infrastructure of its subsidiary, Net Serviços de Comunicação S.A., or “Net.” Net is a cable television company that is Oi’s main competitor in the broadband services market. Embratel is a subsidiary of América Móvil, S.A.B. de C.V., or “América Móvil,” one of the leading telecommunications services providers in Latin America. Under an agreement entered into between Embratel and Net in November 2005, Net offers integrated voice, broadband and pay television services to the Brazilian residential market through a single network infrastructure. In addition, Oi competes in each of these service regions with smaller companies that have been authorized by ANATEL to provide local fixed line services. Embratel, GVT and Net are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than Oi. Oi’s loss of a significant number of fixed line customers would adversely affect its net operating revenue and may adversely affect its results of operations. For a detailed description of Oi’s competition in the local fixed line services market, see “Item 4—Information on the Company—Competition—Competition Facing Oi in Brazil—Local Fixed Line Services” of the 2012 Portugal Telecom Annual Report.

Oi’s mobile services face strong competition from other mobile services providers, which may adversely affect its revenues

The mobile services market in Brazil is extremely competitive. Oi faces competition from large competitors such as TIM Participações S.A., or “TIM,” a subsidiary of Telecom Italia S.p.A., Telefônica Brasil S.A., or “Telefônica Brasil,” a subsidiary of Telefónica S.A., which markets its mobile services under the brand name “Vivo,” and Claro S.A., or “Claro,” a subsidiary of América Móvil. As of November 30, 2013, based on information regarding the total number of subscribers as of that date available from ANATEL, Oi had a market share of 18.6% of the total number of subscribers in Brazil, ranking behind Telefônica Brasil with 28.7%, TIM with 27.0% and Claro with 25.2%, and Oi captured 10.7% of all net additions of mobile subscribers in Brazil (calculated based on the number of mobile subscribers at the end of a period less the number of mobile subscribers at the beginning of that period) during the year ended December 31, 2013. Telefônica Brasil, TIM and Claro are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than Oi.

Oi’s ability to generate revenues from its Brazilian mobile services business depends on its ability to increase and retain its customer base. Each additional customer subscribing to Oi’s service entails costs, including sales commissions and marketing costs. Recovering these costs depends on Oi’s ability to retain such customers. Therefore, high rates of customer churn could have a material adverse effect on the profitability of Oi’s mobile service business. During the year ended December 31, 2013, Oi’s average customer churn rate in the mobile services segment, representing the number of subscribers whose service was disconnected during each month, whether voluntarily or involuntarily, divided by the number of subscribers at the beginning of such month, was 4.2% per month.

Oi has experienced increased pressure to reduce its rates in response to pricing competition. This pricing competition often takes the form of special promotional packages, which may include, among other things, mobile handset subsidies, traffic usage promotions and incentives for calls made within a mobile services provider’s own network. Competing with the service plans and promotions offered by competitors may cause an increase in Oi’s marketing expenses and customer-acquisition costs from time to time, which has adversely affected its results of operations during some periods in the past and could continue to adversely affect Oi’s results of operations in the future. Oi’s inability to compete effectively with these packages could result in its loss of market share and adversely affect its net operating revenues and profitability. For a detailed description of Oi’s competition in the mobile services market, see “Item 4—Information on the Company—Competition—Competition Facing Oi in Brazil—Mobile Services” of the 2012 Portugal Telecom Annual Report.

Oi’s long-distance services face significant competition, which may adversely affect its revenues

In Brazil, unlike in the United States and elsewhere, a caller chooses its preferred long-distance carrier for each long-distance call, whether originated from a fixed line telephone or a mobile handset, by dialing such carrier’s long-distance carrier selection code (Código de Seleção de Prestadora). The long-distance services market in Brazil is highly competitive. Oi’s main competitors for long-distance services are TIM and Embratel, which are currently offering long-distance services throughout Brazil at rates that are charged on a per call, rather than per minute, basis. We also compete with Telefônica Brasil, which is the incumbent fixed line service provider in Region III. Increased competition from long-distance service providers has resulted in pressure on Oi’s long-distance rates and adversely affected its revenue from these services. In addition, the proliferation of new types of service plans, such as “same network” subscription plans that offer unlimited long distance calls and data combination plans, are impacting the long-distance services market in Brazil.  Competition in the long-distance market may require Oi to increase its marketing expenses and/or provide services at lower rates than those it currently expects to charge for such services.  Competition in the long-distance market has had and could continue to have a material adverse effect on Oi’s revenues and margins. See “Item 4—Information on the Company—Competition—Competition Facing Oi in Brazil—Long-Distance Services” of the 2012 Portugal Telecom Annual Report.

Data transmission services in Brazil are not subject to significant regulatory restrictions and, as a result, Oi faces an increasing amount of competition in this business

Competition in data transmission services in Brazil is not subject to significant regulatory restrictions, and, therefore, the market is open to a large number of competitors. Some competitors, such as cable operators, offer telephone and broadband services which do not require them to use Oi’s fixed line network, thereby allowing them to reach Oi’s customers without paying interconnection fees to Oi. Increasing competition in data transmission services may lead to rate reductions in this segment, adversely affecting the net operating revenue that Oi generates from this business. Additionally, increased competition for data transmission customers may require Oi to increase its marketing expenses and its capital expenditures and may lead to the loss of broadband customers, in each case leading to a decrease in Oi’s profitability. See “Item 4—Information on the Company—Competition—Competition Facing Oi in Brazil—Data Transmission Services” of the 2012 Portugal Telecom Annual Report.

The Brazilian telecommunications industry is highly regulated. Changes in laws and regulations may adversely impact Oi’s business

The Brazilian telecommunications industry is highly regulated by ANATEL. ANATEL regulates, among other things, rates, quality of service and universal service goals, as well as competition among telecommunications service providers. Changes in laws and regulations, grants of new concessions, authorizations or licenses or the imposition of additional universal service obligations, among other factors, may adversely affect Oi’s business, financial condition and results of operations.

For example, ANATEL has proposed new regulations under which it would modify the productivity discount factor, or “Factor X,” applicable to the determination of rate increases available to public concessionaires providing fixed line services. These regulations were submitted for public consultation in July 2011, and the public consultation period ended on September 1, 2011. These new regulations, as they may be modified as a result of ANATEL’s further analysis, are expected to be adopted in 2014. We cannot predict when these regulations will be adopted or whether they will be adopted as proposed. Some of these regulations, if adopted, may have adverse effects on Oi’s revenues, costs and expenses, results of operations or financial position.

We cannot predict whether ANATEL, the Brazilian Ministry of Communications (Ministério das Comunicações) or the Brazilian government will adopt other telecommunications sector policies in the future or the consequences of such policies on Oi’s business and the business of its competitors.

Oi’s local fixed line and domestic long-distance concession agreements are subject to periodic modifications by ANATEL and expire on December 31, 2025, and Oi’s bids for new concessions upon the expiration of its existing concessions may not be successful

Oi provides fixed line telecommunications services in Regions I and II of Brazil pursuant to concession agreements with the Brazilian government. These concession agreements expire on December 31, 2025, and may be amended by the parties every five years prior to the expiration date. In connection with each five year amendment, ANATEL has the right, following public consultations, to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions.

Oi’s obligations under the concession agreements may be subject to revision in connection with each future amendment. We cannot assure you that any future amendments will not impose requirements on Oi that could require it to undertake significant capital expenditures or will not modify the rate-setting procedures applicable to it in a manner that would significantly reduce the operating revenues that Oi generates from its fixed line businesses. If the amendments to Oi’s concession agreements have these effects, its business, financial condition and results of operations could be materially adversely affected.

Oi’s concession agreements will expire on December 31, 2025. The Brazilian government is expected to offer new concessions in competitive auctions prior to the expiration of the existing concession agreements. Oi may participate in such auctions, but its existing fixed line and domestic long-distance concession agreements will not entitle Oi to preferential treatment in these auctions. If Oi does not secure concessions for its existing service areas in any future auctions, or if such concessions are on less favorable terms than current concessions, Oi’s business, financial condition and results of operations would be materially adversely affected.

Oi’s local fixed line and domestic long-distance concession agreements, as well as its authorizations to provide personal mobile services, contain certain obligations, and its failure to comply with these obligations may result in various fines and penalties being imposed on Oi by ANATEL

Oi’s local fixed line and domestic long-distance concession agreements contain terms reflecting the General Plan on Universal Service (Plano Geral de Metas de Universalização), the General Plan on Quality Goals (Plano Geral de Metas de Qualidade) and other regulations adopted by ANATEL, the terms of which could affect Oi’s financial condition and results of operations. Oi’s local fixed line concession agreements also require it to meet certain network expansion, quality of service and modernization obligations in each of the states in Regions I and II of Brazil. In the event of noncompliance with ANATEL targets in any one of these states, ANATEL can establish a deadline for achieving the targeted level of such service, impose penalties and, in extreme situations, terminate the applicable concession agreement for noncompliance with its quality and universal service obligations. See “Item 4—Information on the Company—Regulation—Brazil—Regulation of Fixed Line Services” of the 2012 Portugal Telecom Annual Report.

On an almost weekly basis, Oi receives inquiries from ANATEL requiring information from it on its compliance with the various service obligations imposed on it by its concession agreements. If Oi is unable to respond satisfactorily to those inquiries or comply with its service obligations under its concession agreements, ANATEL may commence administrative proceedings in connection with such noncompliance. Oi has received numerous notices of the commencement of administrative proceedings from ANATEL, mostly due to its inability to achieve certain targets established in the General Plan on Quality Goals and the General Plan on Universal Service, among others. As of December 31, 2013, Oi had recorded provisions in the amount of R$1,045 million in connection with fines sought to be imposed by ANATEL.  Additional fines from ANATEL or fines in excess of the provisioned amount could adversely impact Oi’s financial condition and results of operations. See Note 30.1 of the February 21 6-K, which is incorporated herein by reference.

In addition, Oi’s authorizations to provide personal mobile services contain certain obligations requiring it to meet network scope and quality of service targets. If Oi fails to meet these obligations, it may be fined by ANATEL until it is in full compliance with its obligations and, in extreme circumstances, Oi’s authorizations could be revoked by ANATEL. For example, on July 23, 2012, ANATEL temporarily suspended Oi’s ability to accept new customers for its mobile services in the States of Amazonas, Amapá, Mato Grosso do Sul, Roraima and Rio Grande do Sul due to ANATEL’s perception of Oi’s failure to meet capital investment and quality of service commitments in those states. This suspension lasted for approximately two weeks until Oi was able to propose new quality of service goals to ANATEL. See “Item 4—Information on the Company—Regulation—Brazil—Regulation of Mobile Services—Obligations of Personal Mobile Services Providers” of the 2012 Portugal Telecom Annual Report.

Oi is subject to numerous legal and administrative proceedings, which could adversely affect Oi’s business, results of operations and financial condition

Oi is subject to numerous legal and administrative proceedings. It is difficult to quantify the potential impact of these legal and administrative proceedings. Oi classifies its risk of loss from legal and administrative proceedings as “probable,” “possible” or “remote.” Oi makes provisions for probable losses but does not make provisions for possible and remote losses.

As of December 31, 2013, Oi had provisioned R$5,616.3 million (€1,725.0 million) for probable losses relating to various tax, labor and civil legal and administrative proceedings against it. In addition, as of December 31, 2013, Oi had claims against it totaling R$19,911.1 million for proceedings classified as “possible” and for which it had made no provisions, including claims of R$17,995.9 million (€5,527.4 million) in tax proceedings, claims of R$877.3 million (€269.4 million) in labor proceedings and claims of R$1,037.9 million (€318.8 million) in civil proceedings.

Oi is not required to disclose or record provisions for proceedings in which Oi’s management judges the risk of loss to be remote. However, the amounts involved in certain of the proceedings in which we believe their risk of loss is remote could be substantial. Consequently, Oi’s losses could be significantly higher than the amounts for which Oi has recorded provisions.

If Oi is subject to unfavorable decisions in any legal or administrative proceedings and the losses in those proceedings significantly exceed the amount for which it has provisioned or involve proceedings for which it has made no provision, Oi’s results of operations and financial condition may be materially adversely affected. Even for the amounts recorded as provisions for probable losses, a judgment against Oi would have an effect on Oi’s cash flow if Oi is required to pay those amounts. Unfavorable decisions in these legal proceedings may, therefore, reduce Oi’s liquidity and adversely affect its business, financial condition and results of operations. See Note 30.1 of audited consolidated financial statements of Portugal Telecom included in the the February 21 6-K.

Oi may be unable to implement its plans to expand and enhance Oi’s existing networks in Brazil in a timely manner or without unanticipated costs, which could hinder or prevent the successful implementation of Oi’s business plan and result in revenues and net income being less than expected

Oi’s ability to achieve its strategic objectives depends in large part on the successful, timely and cost-effective implementation of its plans to expand and enhance Oi’s networks in Brazil. Factors that could affect this implementation include:

•                  Oi’s ability to generate cash flow or to obtain future financing necessary to implement its projects;

•                  delays in the delivery of telecommunications equipment by Oi’s vendors;

•                  the failure of the telecommunications equipment supplied by Oi’s vendors to comply with the expected capabilities; and

•                  delays resulting from the failure of third-party suppliers or contractors to meet their obligations in a timely and cost-effective manner.

Although we believe that Oi’s cost estimates and implementation schedule are reasonable, we cannot assure you that the actual costs or time required to complete the implementation of these projects will not substantially exceed Oi’s current estimates. Any significant cost overrun or delay could hinder or prevent the successful implementation of Oi’s business plan and result in revenues and net income being less than expected.

Oi relies on strategic suppliers of equipment, materials and services necessary for its operations and expansion in Brazil. If these suppliers fail to provide equipment, materials or services to Oi on a timely basis, Oi could experience disruptions, which could have an adverse effect on Oi’s revenues and results of operations

Oi relies on few strategic suppliers of equipment, materials and services, including Nokia Solutions and Networks do Brasil Telecomunicações Ltda., or “Nokia Solutions and Networks,” Alcatel-Lucent Brasil S.A., or “Alcatel-Lucent,” Telemont Engenharia de Telecomunicações S.A., or “Telemont,” A.R.M. Engenharia Ltda., or “A.R.M. Engenharia,” and Huawei do Brasil Telecomunicações Ltda., or “Huawei,” to provide it with equipment, materials and services that it needs in order to expand and to operate its business in Brazil. There are a limited number of suppliers with the capability of providing the mobile network equipment and fixed-line network platforms that Oi’s operations and expansion plans require or the services that Oi requires to maintain its extensive and geographically widespread networks. In addition, because the supply of mobile network equipment and fixed-line network platforms requires detailed supply planning and this equipment is technologically complex, it would be difficult for Oi to replace the suppliers of this equipment. Suppliers of cables that Oi needs to extend and maintain its networks may suffer capacity constraints or difficulties in obtaining the raw materials required to manufacture these cables. As a result, Oi is exposed to risks associated with these suppliers, including restrictions of production capacity for equipment and materials, availability of equipment and materials, delays in delivery of equipment, materials or services, and price increases. If these suppliers or vendors fail to provide equipment, materials or service to Oi on a timely basis or otherwise in compliance with the terms of Oi’s contracts with these suppliers, Oi could experience disruptions or declines in the quality of Oi’s services, which could have an adverse effect on Oi’s revenues and results of operations, and Oi might be unable to satisfy the requirements contained in its concession and authorization agreements.

Oi is subject to potential liabilities relating to third-party service providers, which could have a material adverse effect on Oi’s business, financial condition and results of operations

Oi is subject to potential liabilities relating to third-party service providers. Such potential liabilities may involve claims by employees of third-party service providers directly against Oi as if it were the direct employer of such employees, as well as claims against Oi for secondary liability for, among other things, occupational hazards, wage parity or overtime pay, in the event that such third-party service providers fail to meet their obligations to their employees. Oi has not recorded any provisions for such claims, and significant judgments against Oi could have a material adverse effect on Oi’s business, financial condition and results of operations.

Oi has a substantial amount of existing debt, which could restrict its financing and operating flexibility and have other adverse consequences.

As of December 31, 2013, Oi had total indebtedness, including derivative financial instruments, in the amount of R$34,346.8 million. Oi is subject to certain financial covenants that limit its ability to incur additional debt. Oi’s existing level of indebtedness and the requirements and limitations imposed by its debt instruments could adversely affect Oi’s financial condition or results of operations. In particular, the terms of some of these debt instruments restrict Oi’s ability, and the ability of its subsidiaries, to:

•                  incur additional debt;

•                  grant liens;

•                  pledge assets;

•                  sell or dispose of assets; and

•                  make certain acquisitions, mergers and consolidations.

Furthermore, some of Oi’s debt instruments include financial covenants that require Oi to maintain certain specified financial ratios. Additionally, the instruments governing a substantial portion of Oi’s indebtedness contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

If Oi is unable to incur additional debt, Oi may be unable to invest in its business and make necessary or advisable capital expenditures, which could reduce future net operating revenue and adversely affect Oi’s profitability. In addition, cash required to serve Oi’s existing indebtedness reduces the amount available to Oi to make capital expenditures.

If Oi’s growth in net operating revenue slows or declines in a significant manner, for any reason, Oi may not be able to continue servicing its debt. If Oi is unable to meet its debt service obligations or comply with its debt covenants, Oi could be forced to renegotiate or refinance its indebtedness, seek additional equity capital or sell assets. Oi may be unable to obtain financing or sell assets on satisfactory terms, or at all.

Oi’s operations will continue to depend on the ability to maintain, upgrade and operate efficiently its accounting, billing, customer service, information technology and management information systems and to rely on the systems of other carriers under co-billing agreements.

Sophisticated information and processing systems are vital to Oi’s growth and its ability to monitor costs, render monthly invoices for services, process customer orders, provide customer service and achieve operating efficiencies. We cannot assure you that, after the Business Combination, TmarPart will be able to continue to operate successfully and upgrade its accounting, information and processing systems or that these systems will continue to perform as expected. Oi has entered into co-billing agreements with each long-distance telecommunications service provider that is interconnected to its networks to include in its invoices the long-distance services rendered by these providers, and these providers have agreed to include charges owed to Oi in their invoices. Any failure in Oi’s accounting, information and processing, or any problems with the execution of invoicing and collection services by other carriers with whom Oi has co-billing agreements, could impair Oi’s ability to collect payments from customers and respond satisfactorily to customer needs, which could adversely affect Oi’s businesses, financial condition and results of operations.

Improper use of Oi’s network could adversely affect its costs and results of operations.

Oi may incur costs associated with the unauthorized and fraudulent use of its networks, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs and payments to other carriers for non-billable fraudulent roaming. Improper use of Oi’s network could also increase its selling expenses if Oi needs to increase the provision for doubtful accounts to reflect amounts Oi does not believe that it can collect for improperly made calls. Any increase in the improper use of Oi’s network in the future could materially adversely affect Oi’s costs and results of operations.

Oi is subject to delinquencies of its accounts receivables. If Oi is unable to limit payment delinquencies by Oi’s customers, or if delinquent payments by Oi’s customers increase, Oi’s financial condition and results of operations could be adversely affected

Oi’s business significantly depends on its customers’ ability to pay their bills and comply with their obligations to Oi. During 2013, Oi recorded provisions for doubtful accounts in the amount of R$850 million, or 3.0%, of its net operating revenue, primarily due to subscribers’ delinquencies. As of December 31, 2013, Oi’s provision for doubtful accounts was R$654 million.

ANATEL regulations prevent Oi from implementing certain policies that could have the effect of reducing delinquency, such as service restrictions or limitations on the types of services provided based on a subscriber’s credit record. If Oi is unable to successfully implement policies to limit subscriber delinquencies or otherwise select its customers based on their credit records, persistent subscriber delinquencies and bad debt will continue to adversely affect Oi’s operating and financial results.

In addition, if the Brazilian economy declines due to, among other factors, a reduction in the level of economic activity, depreciation of the Real, an increase in inflation or an increase in domestic interest rates, a greater portion of Oi’s customers may not be able to pay their bills on a timely basis, which would increase Oi’s provision for doubtful accounts and adversely affect Oi’s financial condition and results of operations.

Oi’s commitment to meet the obligations of its employees’ pension plans, managed by Fundação Sistel de Seguridade Social and Fundação Atlântico de Seguridade Social may be higher than what is currently anticipated, and therefore, Oi may be required to make additional contributions of resources to these pension plans or to record liabilities or expenses that are higher than currently recorded

As sponsors of certain private employee pension plans, which are managed by Fundação Sistel de Seguridade Social, or “Sistel,” and Fundação Atlântico de Seguridade Social, or “FASS,” Oi’s subsidiaries cover the actuarial deficits of these pension benefit plans, which provide guaranteed benefits to Oi’s retirees and guaranteed future benefits to Oi’s current employees at the time of their retirement. As of December 31, 2013, Oi’s pension benefit plans had an aggregate deficit of R$643.6 million.  Oi’s commitment to meet these deficit obligations may be higher that what is currently anticipated, and Oi may be required to make additional contributions or record liabilities or expenses that are higher than currently recorded, which may adversely affect Oi’s financial results.

Risks Relating to Our Other International Investments

Adverse political, economic and legal conditions in the African and Asian countries where we have investments may hinder our ability to receive dividends from our international subsidiaries

The governments of many of the African and Asian countries where we have investments have historically exercised, and continue to exercise, significant influence over their respective economies and legal systems. Countries where we have investments may enact legal or regulatory measures that restrict the ability of our subsidiaries to make dividend payments to us. Similarly, adverse political or economic conditions in these countries may hinder our ability to receive dividends from our subsidiaries. We receive significant amounts in dividends each year from our international investments, particularly in Africa, and a limitation on our ability to receive a material portion of those dividends could adversely affect our cash flows and liquidity.

In addition, our investments in these regions are exposed to political and economic risks that include, but are not limited to, exchange rate and interest rate fluctuations, inflation and restrictive economic policies and regulatory risks that include, but are not limited to, the process for the renewal of licenses and the evolution of regulated retail and wholesale tariffs. In addition, our ventures in international markets face risks associated with increasing competition, including due to the possible entrance of new competitors and the rapid development of new technologies.

The development of partnerships in these markets raises risks related to the ability of the partners to jointly operate the assets. Any inability of us and our partners to operate these assets may have a negative impact on our strategy and on our results of operations.

All these risks may have material adverse effects on our results of operations.

We may continue to engage in acquisitions and divestments, which may be disruptive and require us to incur significant expenses

From time to time, we have made strategic acquisitions in order to obtain various benefits such as a desire to access to growing international markets and broaden our customer base. Future acquisitions could result in the incurrence of contingent liabilities and an increase in amortization expenses related to intangible assets, which could have a material adverse effect upon our business, financial condition and results of operations. Risks we could face with respect to acquisitions include:

•                  difficulties in the integration of the operations, technologies, products and personnel of the acquired company;

•                  risks of entering markets in which we have no or limited prior experience;

•                  potential loss of employees;

•                  diversion of management’s attention away from other business concerns; and

•                  expenses of any undisclosed or potential legal liabilities of the acquired company.

From time to time, we also divest parts of our business to monetize investments, obtain funds to make other investments or optimize our operations. Any decision to dispose of or otherwise exit investments may result in the recording of special charges, particularly for any business that we consolidate, such as workforce reduction costs and industry and technology-related write-offs. We may not be successful in consummating future acquisitions or divestments on favorable terms or at all. The risks associated with such acquisitions and divestments could have a material adverse effect upon our business, financial condition and results of operations.

We are a party to joint ventures and partnerships that may not be successful and may expose us to future costs

We are partners in joint ventures and partnerships. Our partnering arrangements may fail to perform as expected for various reasons, including an incorrect assessment of our needs or the capabilities or financial stability of our strategic partners. Our share of any losses from or commitments to contribute additional capital to such partnerships may also adversely affect our results of operations or financial position.

Our ability to work with these partners or develop new products and solutions may become constrained, which could harm our competitive position in the markets served by these joint ventures and partnerships. We may have disputes with our partners in our joint ventures, and we may have difficulty agreeing with our partners on actions that we believe would be beneficial to those joint ventures in partnerships. In addition, our joint ventures and partnerships in African and Asian countries are typically governed by the laws of those countries, and our partners are often established participants in those markets and may have greater influence in those economies than we do. To the extent we experience difficulties with our joint venture partners, we may encounter difficulties in protecting our investments in those countries.

Any of these factors could cause our joint ventures and partnerships not to be profitable and could cause us to lose all or part of the value of our investments in those ventures. See “—Risks Relating to Our Proposed Business Combination with Oi—The minority shareholder of Africatel has asserted that the Business Combination triggers certain of its rights under the Africatel shareholders’ agreement and has expressed its interest in achieving liquidity in the Business Combination. If Portugal Telecom is required to purchase this interest in Africatel, it will divert resources that could have otherwise been deployed to reduce indebtedness or make investments under Portugal Telecom’s business plan. If any such purchase is funded through the incurrence of additional debt of Portugal Telecom, there would be an adverse effect on the consolidated leverage of the combined company following the Business Combination” and “—Risks Relating to Our Proposed Business Combination with Oi—PT Ventures, an indirect subsidiary of Portugal Telecom, may continue to experience difficulties in receiving dividend payments from Unitel and otherwise exercising and enforcing its rights as a shareholder and under the shareholders’ agreement of Unitel.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This informations statement contains forward-looking statements. Some of the matters discussed concerning our business operations and financial performance include forward-looking statements within the meaning of the Securities Act or the Exchange Act.

Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions are forward-looking statements. Although we believe that these forward-looking statements are based upon reasonable assumptions, these statements are subject to several risks and uncertainties and are made in light of information currently available to us.

Our forward-looking statements may be influenced by factors, including the following:

•                  competition in the Portuguese or Brazilian telecommunications sector;

•                  material adverse changes in economic conditions in Portugal, Brazil or the other countries in which Portugal Telecom, Oi or TmarPart have operations and investments;

•                  the risks and uncertainties associated with the Business Combination;

•                  the effects of intense competition in Portugal, Brazil and the other countries in which Portugal Telecom, Oi or TmarPart have operations and investments;

•                  management’s current expectations and estimates concerning the future financial performance, financing plans and programs of Oi and Portugal Telecom;

•                  the Portuguese government’s telecommunications policies that affect the telecommunications industry and Portugal Telecom’s business in Portugal in general, including issues relating to the remuneration for the use of the related network in Portugal and changes in or developments of ANACOM regulations;

•                  the Brazilian government’s telecommunications policies that affect the telecommunications industry and Oi and TmarPart’s business in Brazil in general, including issues relating to the remuneration for the use of our network in Brazil, and changes in or developments of ANATEL regulations applicable to Oi and TmarPart;

•                  the cost and availability of financing;

•                  the general level of demand for, and changes in the market prices of, the services of Portugal Telecom and Oi;

•                  political, regulatory and economic conditions in Portugal, Brazil and the African and Asian countries in which we operate;

•                  inflation and fluctuations in exchange rates;

•                  changes in telecommunications technology that could lead to obsolescence of our infrastructure;

•                  the development and marketing of new products and services and market acceptance of such products and services;

•                  risks and uncertainties related to national and supranational regulation; and

•                  the adverse determination of disputes under litigation.

•                  legal and administrative proceedings to which Portugal Telecom, Oi or TmarPart are or become a party; and

•                  other factors identified or discussed under “Risk Factors” in this information statement.

Our forward-looking statements are not guarantees of future performance, and our actual results or other developments may differ materially from the expectations expressed in the forward-looking statements. As for forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections. Because of these uncertainties, potential investors should not rely on these forward-looking statements.

We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise

THE SHAREHOLDER MEETING AND THE BUSINESS COMBINATION

On October 2, 2013, we announced the proposed Business Combination of Portugal Telecom, Oi and the Oi Holding Companies, to be combined into a single multinational telecommunications company based in Brazil.

This information statement has been prepared solely in connection with the Portugal Telecom extraordinary general shareholders’ meeting that will consider the PT Asset Transfer.  However, we provide information regarding the Business Combination because the PT Asset Transfer is a step in that transaction.

Reasons for the Business Combination

We believe that the Business Combination will:

•                  permit the formation of a single large multinational telecommunications company based in Brazil with more than 100 million customers in seven countries with a total population of approximately 260 million people;

•                  maintain the continuity of operations under the trademarks of Oi and Portugal Telecom in their respective regions of operation, subject to unified control and management by TmarPart;

•                  further consolidate the operations of Oi and Portugal Telecom, with the goal of achieving significant economies of scale, maximizing operational synergies, reducing operational risks, optimizing efficient investments and adopting best operational practices;

•                  strengthen the capital structure of TmarPart, facilitating its access to capital and financial resources:

•                  consolidate the shareholder bases of TmarPart, Oi and Portugal Telecom as holders of a single class of common shares or ADSs traded on the Novo Mercado segment of the BM&FBOVESPA, the New York Stock Exchange, or the “NYSE,” and the NYSE Euronext Lisbon;

•                  diffuse TmarPart’s shareholder base, as a result of which no shareholder or group of shareholders will hold a majority interest in TmarPart’s capital;

•                  result in the adoption by TmarPart of the corporate governance practices of the Novo Mercado segment of the BM&FBOVESPA; and

•                  promote greater liquidity of the TmarPart common shares than currently is available to holders of Oi and Portugal Telecom shareholders.

Background of Business Combination

In July 2010, AG Telecom and LF Tel, two of TmarPart’s controlling shareholders, entered into a letter of intent with Portugal Telecom, TNL and Telemar as intervening parties, to establish the principal terms that served as a framework for the negotiation of a strategic partnership between Portugal Telecom and Oi. The objective of the strategic partnership was to develop a global telecommunications platform that would allow for cooperation in diverse areas, aiming, among other things, to share best practices, achieve economies of scale, implement research and development initiatives, develop technologies, expand the parties’ international presence, particularly in Latin America and Africa, diversify services, maximize synergies and reduce costs, always seeking to offer better services and care to customers of both groups and to create value for their shareholders.  As a consequence, in January 2011, Portugal Telecom and its subsidiary, Bratel Brasil, entered into agreements with TNL (a predecessor company of Oi), Telemar (currently a subsidiary of Oi), AG Telecom, Luxemburgo, LF Tel, BNDESPar, FASS, PREVI, PETROS and FUNCEF to implement the strategic partnership.

In March and April 2011, Telemar purchased 62,755,860 shares of Portugal Telecom, representing 7.0% of its outstanding shares, for an aggregate purchase price of R$1,207 million. In April and May 2012, Telemar acquired 25,093,639 additional shares of Portugal Telecom and now holds 89,651,205 Portugal Telecom ordinary shares, representing 10.0% of its outstanding shares.

On October 2, 2013, Oi and Portugal Telecom announced the execution of a Memorandum of Understanding in which they had agreed to the principles governing a series of transactions to implement the Business Combination.

On February 19, 2014, the parties to the Business Combination executed a number of definitive agreements to implement the Business Combination.

Steps of the Business Combination

The Capital Increase, the Merger of Shares and the Merger

The Business Combination is expected to be accomplished through a series of transactions that are expected to result in Oi’s owning the assets comprising Portugal Telecom’s operations, other than Portugal Telecom’s interests in Oi, Contax Participações and Bratel B.V., Oi’s entering into a Brazilian merger of shares with TmarPart and becoming a wholly owned subsidiary of TmarPart, and Portugal Telecom’s merging with and into TmarPart, in each case subject to conditions.  As a result of the Business Combination, the shareholders of Oi and Portugal Telecom are expected to become shareholders of TmarPart.  The three primary transactions are:

•                  the Capital Increase of Oi in which Oi is expected to issue (1) common and preferred shares for cash to investors, with a priority right of subscription for existing holders in Brazil of common shares and preferred shares of Oi, and (2) common and preferred shares to us in exchange for the transfer by us to Oi of all of the shares of PT Portugal, which is expected to own (a) all of our operating assets, except interests held directly or indirectly in Oi, Contax Holding and our subsidiary Bratel B.V. (which is expected to hold cash and cash equivalents that may be used to subscribe for the debentures described below under “—Recapitalization of TmarPart”), and (b) all of our liabilities at the time of the transfer;

•                  a merger of shares (incorporação de ações) under Brazilian law, a Brazilian transaction in which, subject to the approvals of the holders of voting shares of Oi and TmarPart, all of the Oi shares not owned by TmarPart will be exchanged for TmarPart common shares and Oi will become a wholly-owned subsidiary of TmarPart; and

•                  a merger (incorporação) under Portuguese and Brazilian law, of us with and into TmarPart, with TmarPart as the surviving company. Pursuant to the proposed merger, each of our issued and then outstanding ordinary shares will be cancelled and the holder thereof will automatically receive TmarPart common shares. As a result of the merger, we will cease to exist.

Following the consummation of the Business Combination, Oi is expected to own the assets comprising our operations in Portugal, Africa and Asia, directly or indirectly through PT Portugal.

TmarPart’s common shares are expected to be listed on the Novo Mercado segment of BM&FBOVESPA and the NYSE Euronext Lisbon, and TmarPart’s ADSs are expected to be listed on the NYSE Euronext New York Stock Exchange.

Transfer of Assets and Liabilities to PT Portugal in Preparation for the Capital Increase

Prior to the consummation of the Capital Increase, Portugal Telecom is expected to undertake a series of transactions with the purpose of (1) transferring to PT Portugal all of its operating assets, other than the interests it holds directly or indirectly in TmarPart and Oi, and all of its liabilities at the time of the transfer and (2) transferring to Portugal Telecom the direct and indirect interests held through Bratel B.V. in TmarPart, Oi, PASA and EDSP. In addition, we expect to exchange our interests in CTX and Contax Participações for additional interests in PASA and EDSP.  See “—Agreements Relating to the Business Combination—Share Exchange Agreements” below for more information about these transactions.

In connection with the Capital Increase, Banco Santander (Brasil), S.A. was engaged to prepare a valuation report, or the “PT Assets Valuation Report,” in order to determine the value of the shares of PT Portugal (and consequently of the assets and liabilities to be transferred to PT Portugal), or the “PT Assets.” According to the PT Assets Valuation Report, the PT Assets were valued at an amount between €1,623.3 million (R$5,296.4 million) and

€1,794.1 million (R$5,853.9 million). For purposes of the subscription in the Capital Increase, the Board of Directors of Oi has determined a value for the PT Assets of €1,750 million (R$5,709.9 million), based on the Euro-Real exchange rate on February 20, 2014, the day before the first publication of the notice for the extraordinary general meeting of the shareholders of Oi, in accordance with the subscription agreement signed by Portugal Telecom and Oi. The PT Assets Valuation Report will be submitted for the approval of the shareholders of Oi at an extraordinary general meeting scheduled to take place on March 27, 2014.

Implementation of the Capital Increase

The total value of the Capital Increase is estimated to be approximately R$14 billion. Of this amount, the PT Assets will represent R$5,709.9 million (€1,750 million), with the Real amount determined using the Euro-Real exchange rate described above. The remainder of the Capital Increase is expected to be an underwritten offering for cash, with the price to be determined through a bookbuilding process.  The number of shares that Portugal Telecom receives for its contribution of the PT Assets will be based on the per share price determined in the bookbuilding process for the cash portion of the offering.

An investment vehicle managed by Banco BTG Pactual S.A., or “FIA,” has undertaken to subscribe for common and/or preferred shares issued by Oi in an amount equivalent to the difference between R$2.0 billion and the amount of subscription orders placed in the offering by TmarPart’s shareholders, excluding Bratel Brasil. FIA’s undertaking to subscribe for Oi’s shares is subject to conditions precedent, including the necessary corporate approvals from Portugal Telecom and Oi.

The total amount to be subscribed by FIA and the underwriters in the Capital Increase must be equal to or higher than R$7.0 billion, with a target of R$8.0 billion.

For a description of the subscription agreement executed by Portugal Telecom and Oi, see “—Agreements Relating to the Business Combination—Agreement by Portugal Telecom to Subscribe for Shares of Oi.”

Consent Solicitation

In connection with our proposed Business Combination with Oi, on February 7, 2014, we commenced consent solicitations to holders of our €400 million 6.25% Notes due 2016, or the “Portugal Telecom Retail Notes”; our €750 million 4.125% Exchangeable Bonds due 2014; and certain notes issued by our wholly owned subsidiary, PT International Finance B.V., or “PTIF,” under our Euro Medium-Term Note Program to consider and approve certain proposals and other amendments to the trust deeds and terms and conditions of such notes and bonds.  The consent solicitation period expired on February 26, 2014, and meetings of the holders, except for the Portugal Telecom Retail Notes, were held on March 3, 2014 to vote on the proposals.  The proposals included the following:

•                  except for the Portugal Telecom Retail Notes, the release and discharge of Portugal Telecom, as keep well provider, from all of its obligations under the applicable keep well agreement and the release and discharge of PT Comunicações, S.A., or “PT Comunicações,” as keep well provider, from all of its obligations under its keep well agreement;

•                  in the case of the Portugal Telecom Retail Notes, the substitution, in place of Portugal Telecom, of PT Portugal as issuer and principal obligor;

•                  the addition of an unconditional and irrevocable guarantee from Oi;

•                  the waiver of any and all of the events of default and potential events of default (as such terms are defined in the trust deeds of such notes and bonds) that may be triggered by the proposed share capital increase by Oi and/or the proposed Business Combination with Oi or any transaction executed as part of, or pursuant to, such capital increase and/or Business Combination; and

•                  in the case of the exchangeable bonds only, the amendment of the exchange right in order to provide that any holder exercising its exchange right will receive (a) from (and including) the date of the completion of the proposed share capital increase by Oi up to (but excluding) the date of the completion of the proposed Business Combination with Oi, a cash amount with reference to the ordinary shares of Portugal Telecom, and (b) from (and including) the date of completion of such proposed Business Combination, a cash amount with reference to the ordinary shares of TmarPart (each calculated in accordance with the modified terms and conditions of such exchangeable bonds) in place of receiving ordinary shares of Portugal Telecom.

On February 19, 2014, the Board of Directors of Oi approved the granting of an unconditional and irrevocable guarantee for the benefit of holders of debt instruments of Portugal Telecom, which will become effective upon the completion of the Capital Increase. The agreements that will implement the guarantee of Oi are expected to be conditioned upon the completion of the Capital Increase.

At the bondholder meetings held on March 3, 2014, the applicable proposals were approved by the bondholders for all of the series except the Portugal Telecom Retail Notes.  No quorum was established for the meeting of the holders of the Portugal Telecom Retail Notes, and a new meeting for holders of those notes is scheduled for March 18, 2014.

In addition, we, PT Comunicações, PTIF and Oi expect to enter into amendments and waivers to certain credit facilities in connection with the Business Combination.

Recapitalization of TmarPart

In connection with the Business Combination, on February 19, 2014, PTB2 S.A., or “PTB2,” and Bratel Brasil, both subsidiaries of Portugal Telecom, entered into subscription agreements to purchase convertible debentures to be issued by the AGSA Holding Companies and the Jereissati Telecom Holding Companies for an aggregate amount of R$4,788 million.  Each of the AGSA Holding Companies and the Jereissati Telecom Holding Companies are expected to use the proceeds of these debentures to subscribe for convertible debentures of their subsidiaries, including AG Telecom and LF Tel, which will use the proceeds of their debentures to repay all of their outstanding indebtedness and subscribe for convertible debentures of TmarPart, which is expected to use the proceeds of its debentures to repay all of its outstanding indebtedness (excluding indebtedness of its consolidated subsidiaries). Under the subscription agreements for these debentures, settlement of the issuance and sale of these debentures is expected to occur on the date of the settlement of the Capital Increase. For more information about the debenture transactions through which this repayment of indebtedness is expected to occur, see “—Agreements Relating to the Business Combination—Reorganization of TmarPart” and “—Agreements Relating to the Business Combination—Debenture Subscription Agreements and Private Deeds” below.

AG Telecom and LF Tel are shareholders of TmarPart and Oi and are parties to certain shareholders’ agreements with us.  See “Item 4—Information on the Company—Our Businesses—Brazilian Operations (Oi)—Strategic Partnership with Oi” of the 2012 Portugal Telecom Annual Report.

As of December 31, 2013, AG Telecom had aggregate outstanding indebtedness in the amount of R$650 million, LF Tel had aggregate outstanding indebtedness in the amount of R$662 million, and TmarPart had aggregate outstanding indebtedness in the amount of R$3,259 million aggregate principal of outstanding debt. See “Risk Factors—Risks Relating to Our Proposed Business Combination with Oi—The recapitalization of TmarPart will increase its net indebtedness after the completion of the Business Combination as compared to the sum of the net indebtedness of Portugal Telecom and Oi.”

Corporate Reorganization of TmarPart

On the date of the shareholders’ meetings of TmarPart, AG Telecom, LF Tel, the AGSA Holding Companies, the Jereissati Telecom Holding Companies, Bratel Brasil and PTB2 that will consider the steps of the corporate reorganization of TmarPart described below and the merger of shares, the convertible debentures issued by TmarPart, AG Telecom, LF Tel, AGSA and Jereissati Telecom are expected to be converted into shares of the issuers of these debentures.

Immediately after the conversion of these debentures, TmarPart, AG Telecom, LF Tel, the AGSA Holding Companies, the Jereissati Telecom Holding Companies, Bratel Brasil and PTB2 are expected to carry out corporate reorganizations to simplify their organizational structure. We refer to these transactions as the “TmarPart Reorganization.”

We expect that the TmarPart Reorganization will consist of the following transactions:

•                  the merger of AG Telecom with and into PASA, the merger of LF Tel with and into EDSP, and mergers of PASA and EDSP with and into Bratel Brasil;

•                  a partial split-off of shares from TmarPart, with the split-off shares, representing 99.9% of Bratel Brasil’s shares of TmarPart, to merge into Bratel Brasil;

•                  a partial split-off of shares from Bratel Brasil and the merger of the split-off shares, representing the remainder of Bratel Brasil shares of TmarPart, into Marnaz Participações S.A., a wholly-owned subsidiary of Portugal Telecom, or “Marnaz”;

•                  the merger of Bratel Brasil with and into Oi; and

•                  the mergers of Marnaz, Venus, Sayed and PTB2 with and into TmarPart.

As a result of the recapitalization of TmarPart, the conversion of the debentures described above and the TmarPart Reorganization, we expect that Portugal Telecom will own 45.94% of the share capital of TmarPart and that each of Jereissati Telecom and AG Telecom will own 12.34% of the share capital of TmarPart.

Corporate Governance Matters of TmarPart

Prior to the merger of shares of Oi by TmarPart, and conditioned upon the merger of shares, a general meeting of shareholders of TmarPart will be held to consider amendments to its Bylaws to conform to the rules of the Novo Mercado segment of the BM&FBOVESPA, to approve a new name for TmarPart and to elect new members of the Board of Directors, Executive Board and the Fiscal Council of this company.

Zeinal Bava, Chief Executive Officer of Portugal Telecom from 2008 to 2013 and the current Chief Executive Officer of Oi and PT Portugal, will head TmarPart and its subsidiaries as its Chief Executive Officer.

Merger of Shares

In the merger of Oi’s shares, each common share issued by Oi will be replaced by one new common share issued by TmarPart, and each preferred share issued by Oi will be replaced by 0.9211 new common share issued by TmarPart. The exchange ratios were established based on the market quotations of Oi’s shares during the 30-day period prior to the announcement of the Business Combination, assuming that TmarPart will not have relevant assets or liabilities (or that it will have sufficient cash and cash equivalents to fully repay its liabilities), and the capital of TmarPart will reflect the number of shares issued by Oi and held directly or indirectly by TmarPart immediately prior to the merger of Oi’s shares.

Consideration to be Received in the Merger

Based on the value assigned to the PT Assets above, it is expected that in exchange for each Portugal Telecom share held, shareholders will receive a number of shares of TmarPart corresponding to the amount in Reais equivalent to €1.9979 (applying the Euro/Real conversion rate on February 20, 2014, the day preceding the date of first publication of the notice of the extraordinary general shareholders’ meeting of Oi), issued at the same price per share as in the Capital Increase, to which will be added 0.6330 shares of TmarPart.

In addition, on August 14, 2013, we announced a shareholder remuneration policy for 2013 consisting of a dividend of €0.10 per share, subject to the necessary shareholder approvals during our 2014 Annual Shareholders’ Meeting and other factors considered relevant by the Board of Directors at the time. The payment of this dividend is not expected to be conditioned upon the completion of the Business Combination.

Voting Cap in the Event the Merger Does Not Occur

If the Capital Increase occurs but the merger and the Business Combination are not completed because the conditions to the merger are not satisfied, then Portugal Telecom’s operating assets as of the date of this information statement, except for interests in Oi, Contax Holding and Bratel B.V., and its liabilities at the time of transfer, would be held by Oi, and Portugal Telecom’s only asset after the completion of the merger of shares would be a minority interest in TmarPart. In addition, in this event, pursuant to agreements executed by the parties to the Business Combination, Portugal Telecom would be limited to exercising 7.5% of the voting rights of TmarPart after the merger of shares, regardless of the percentage interest in TmarPart that Portugal Telecom holds. Portugal Telecom’s interest in TmarPart would also continue to be subject to the voting and transfer restrictions contained in the existing shareholders’ agreements, as amended, relating to TmarPart.

Conditions to the Business Combination

The steps of the Business Combination described above are subject to certain conditions described below.

The Capital Increase

As described above, we are expected to subscribe for common shares and preferred shares of Oi in the Capital Increase in exchange for the transfer by Portugal Telecom to Oi of all of the shares of PT Portugal, which will hold the assets and liabilities described above under “—Steps of the Business Combination.”

Our subscription to the Capital Increase of Oi is subject to a number of conditions, including, without limitation, the following:

•                  the approval of the PT Assets Valuation Report by the common shareholders of Oi;

•                  the minimum total amount to be subscribed in cash by investors must be at least equivalent to R$7.0 billion;

•                  certain current shareholders of TmarPart, and BTG Pactual S.A., directly or through an investment vehicle managed and administered through Banco BTG Pactual S.A., must participate in the offering by placing a subscription order for approximately R$2.0 billion;

•                  the authorization, or a decision of non-opposition by, ANATEL;

•                  the approval of the Portuguese Competition Authority; and

•                  the receipt of prior approvals of creditors and third parties, as well as the consent and waiver of our creditors for the execution of the Business Combination.

Oi’s obligation to issue shares to us in the Capital Increase is also subject to certain of the conditions set forth above and certain other conditions.  In addition, the sale by Oi of common and preferred shares for cash to investors in the Capital Increase is expected to be subject to customary conditions applicable to an offering of shares in a capital markets transaction.

Certain of the conditions to the consummation of our subscription to the Capital Increase are waivable by us or Oi, as the case may be, in our and their sole discretion.

We will not be obligated to complete the Business Combination if the percentage of our participation in TmarPart is less than 36.6% of the total capital stock of TmarPart on a fully diluted basis after giving effect to the Business Combination, and TmarPart will not be obligated to consummate the Business Combination if the percentage of our participation in TmarPart exceeds 39.6% of the total capital stock of TmarPart on a fully diluted basis after giving effect to the Business Combination.

For more information about the subscription agreement executed by Portugal Telecom and Oi, see “—Agreements Relating to the Business Combination—Agreement by Portugal Telecom to Subscribe for Shares of Oi” below.

The Merger of Shares

The boards of directors of each of TmarPart and Oi will have to approve a merger of shares in which, subject to the approvals of the holders of voting shares of TmarPart and Oi, all of the outstanding Oi shares not owned by TmarPart will be exchanged for TmarPart common shares and Oi will become a wholly-owned subsidiary of TmarPart.

The merger of shares must be approved at separate extraordinary general meetings of the shareholders of Oi and TmarPart. There are no conditions to the completion of the merger of shares other than:

•                  the approval of the merger of shares by (a) the affirmative vote of holders representing a majority of the number of issued and outstanding TmarPart common shares present or represented at a duly convened extraordinary general shareholders’ meeting, and (b) the affirmative vote of holders representing a majority of the total number of issued Oi common shares;

•                  the approval of the merger of shares by ANATEL; and

•                  that the relevant registration statement has been declared effective by the SEC.

The Merger

The merger will be subject to the approval of our board of directors and TmarPart’s board of directors in which, subject to the approvals of our shareholders and TmarPart’s shareholders, we will merge with and into TmarPart, with TmarPart as the surviving company.  As a result of the merger we will cease to exist.

The merger must be approved at separate extraordinary general meetings of our shareholders and TmarPart’s shareholders. There are no conditions to the completion of the merger other than:

•                  the approval of the merger by (1) the affirmative vote of holders representing a majority of the number of issued and outstanding TmarPart common shares present or represented at a duly convened extraordinary general shareholders’ meeting, and (2) the affirmative vote of holders representing two-thirds of the total number of outstanding Portugal Telecom ordinary shares and “A” shares present or represented at a duly convened extraordinary general shareholders’ meeting with a quorum of one-third on first call;

•                  the approval of the merger of shares by the shareholders of TmarPart and Oi entitled to vote with respect to the merger of shares;

•                  the approval of the merger of shares and the merger by ANATEL;

•                  the approval of the merger by the Portuguese Competition Authority; and

•                  that the relevant registration statement has been declared effective by the SEC.

We will not be obligated to complete the Business Combination if the percentage of our participation in TmarPart is less than 36.6% of the total capital stock of TmarPart on a fully diluted basis after giving effect to the merger shares.

Agreements Relating to the Business Combination

On February 19, 2014, the parties to the Business Combination executed a number of agreements to implement the Business Combination.  Certain provisions of those agreements are described below.  Copies of the agreements described in this subsection are attached as exhibits to the February 27 Schedule 13D, which is incorporated herein by reference.

Share Exchange Agreements

On February 19, 2014, Bratel Brasil executed separate share exchange agreements with AGSA and Jereissati Telecom, with respect to PASA and EDSP, respectively, and, as intervening parties, Jereissati Telecom and Andrade Gutierrez, respectively, and PASA, AG Telecom, EDSP, LF Tel and FASS, in order to undertake partial spin-offs of the shares of CTX (and, indirectly, Contax) held by them, to be held by newly formed entities, or “CTX Holdcos.”

Subject to the satisfaction of certain conditions precedent, including the completion of the spin-offs of the shares of CTX to be held by the CTX Holdcos and the completion of the Capital Increase (including the contribution of the PT Assets), Bratel Brasil, and AGSA and Jereissati Telecom, agreed to exchange all shares of the CTX Holdcos’ stock capital held by Bratel Brasil, as well as 50% (fifty percent) of the shares of CTX and Contax stock capital held by Bratel Brasil, for common shares of PASA and EDSP held by AGSA and Jereissati Telecom, respectively.

If all conditions precedent are not satisfied by October 1, 2014, the parties are not obligated to proceed with the exchange of shares described above and will have the right to rescind the share exchange agreements.

Reorganization of TmarPart

In connection with, and following, the spin-off of the shares of CTX (and, indirectly, Contax) and the completion of the share exchanges, the parties to the Business Combination will undertake a number of steps to implement the TmarPart Reorganization.  The TmarPart Reorganization is conditioned upon (1) the effective completion of the Capital Increase, (2) the settlement of the AG Telecom, LF Tel and TmarPart indebtedness, (3) the merger of shares and (4) the merger.

Amendments to Shareholders’ Agreements

As part of the TmarPart Reorganization described above, the Global Shareholders’ Agreement (described in “Item 4—Information on the Company—Our Businesses—Brazilian Operations (Oi)—Strategic Partnership with Oi—Global Shareholders’ Agreement” of the 2012 Portugal Telecom Annual Report), the Control Group Shareholders’ Agreement (described in “Item 4—Information on the Company—Our Businesses—Brazilian Operations (Oi)—Strategic Partnership with Oi—Control Group Shareholders’ Agreement” of the 2012 Portugal Telecom Annual Report), the PASA Shareholders’ Agreement and the EDSP Shareholders’ Agreement (both described in “Item 4—Information on the Company—Our Businesses—Brazilian Operations (Oi)—Strategic Partnership with Oi—PASA Participações S.A. and EDSP Participações S.A. Shareholders’ Agreements” of the 2012 Portugal Telecom Annual Report) were amended on February 19, 2014 by the shareholders parties thereto to provide that the parties agree to exercise their voting rights to approve each step of the Business Combination, including the steps described under “—Steps of the Business Combination—Corporate Reorganization of TmarPart” above.

The amendments to the shareholders’ agreements provide that, if the Capital Increase occurs and any of the subsequent steps of the Business Combination, including the merger of shares and the TmarPart Reorganization, does not occur by December 31, 2014, the shareholders will use their best efforts to implement the TmarPart Reorganization and Oi to achieve the same goals intended with the Business Combination, although without the obligation to implement the TmarPart Reorganization, the merger of shares and the merger.

In case the Business Combination is not completed by December 31, 2014, (1) any of the shareholders parties to the PASA Shareholders’ Agreement and the EDSP Shareholders’ Agreement may send a notification of non-occurrence of the TmarPart Reorganization and require the adoption of the necessary measures in order for Bratel Brasil, PTB2, AGSA and Jereissati Telecom receive shares of capital stock of Oi held by AG Telecom and LF Tel, in proportion to their respective direct and indirect capital interest in those entities, and (2) the qualified quorums provided in the Global Shareholders’ Agreement will be adjusted considering the percentage interests held by BNDESPar, PREVI, PETROS and FUNCEF, on December 31, 2014, in order to ensure that the voting rights of such shareholders are equal to those on February 19, 2014, and provided they have not reduced their respective capital interests before December 31, 2014 through the sale of shares to third parties that are not original signatories of the Global Shareholders’ Agreement or their related parties.  An amendment to the Global Shareholders’ Agreement would be executed on December 31, 2014 in order to reflect such adjustments.

Agreements to Terminate the Shareholders’ Agreements

On February 19, 2014, together with the amendments described above, the parties to each of the shareholders’ agreements described above entered into agreements to terminate each such shareholders’ agreement, subject to the satisfaction of the following conditions precedent in connection with the several steps of the Business Combination: (1) the incorporation of PASA into Bratel Brasil, for the PASA Shareholders’ Agreement, (2) the incorporation of EDSP into Bratel Brasil, for the EDSP Shareholders’ Agreement, and (3) the effective completion of the merger of shares and the merger, for the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement.

Temporary Voting Agreement of the Shareholders of Oi and TmarPart

On February 19, 2014, Portugal Telecom executed a temporary voting agreement with Caravelas Fundo de Investimento em Ações, or “Caravelas” (an investment vehicle managed by an affiliate of Banco BTG Pactual S.A.), Bratel Brasil, TmarPart, AGSA, Jereissati Telecom and, as intervening party, Oi, for the purpose of approving, among other things, the merger of shares and the merger.

The parties thereto agreed to (1) call a meeting of Oi shareholders to engage the valuation bank and to approve the corresponding valuation reports as part of the steps of the TmarPart Reorganization, (2) vote in favor of the merger of shares and (3) vote in favor of the merger.

The temporary voting agreement will remain in effect until the earlier of the merger and December 31, 2014.

Attached to the Temporary Voting Agreement of the Shareholders of Oi and TmarPart described above are the forms of the related (i) Protocol and Justification for the merger of Bratel Brasil into Oi, which sets forth the terms of the merger of Bratel Brasil with and into Oi (including that the shareholders of Bratel Brasil, which at that time will include Portugal Telecom, Venus (a company to be controlled by AGSA) and Sayed (a company to be controlled by Jereissati Telecom), will receive the common shares and preferred shares of Oi held by Bratel Brasil), as a step in the TmarPart Reorganization, and (ii) Protocol and Justification for the merger of shares of Oi into TmarPart, which sets forth the terms of the merger of shares of Oi with TmarPart (including that each common share of Oi will be exchanged for a common share of TmarPart and each 1.0857 preferred shares of Oi will be exchanged for a common share of TmarPart).

Agreement by Portugal Telecom to Subscribe for Shares of Oi

On February 19, 2014, Portugal Telecom executed an agreement, or the “PT Subscription Agreement,” to subscribe for shares of capital stock of Oi, in connection with the Capital Increase, by contributing the PT Assets. The Capital Increase is expected to have a total value of R$14.1 billion, with a minimum of R$7.0 billion to be subscribed in cash (and with a target of R$8.0 billion), and the remainder in PT Assets.

Subject to the satisfaction of certain conditions, Portugal Telecom agrees to subscribe for shares of Oi issued in connection with the Capital Increase, pursuant to subscription orders to be submitted by Portugal Telecom, through the contribution to Oi of the shares of PT Portugal to Oi.  The price per share will be equivalent to the price per share in the cash portion of the Capital Increase, which will be determined through a bookbuilding process in connection with a global offering.  The economic value of PT Portugal, and consequently of the PT Assets, was determined by the PT Assets Valuation Report prepared by Banco Santander (Brasil) S.A.  The valuation report has been submitted for the approval of the general shareholders’ meetings of Oi and Portugal Telecom, each scheduled to be held on March 27, 2014.  After the shares of PT Portugal have been transferred by Portugal Telecom to Oi, Oi has agreed to succeed to the rights and obligations of Portugal Telecom under contracts, so long as those contracts have been indicated in the documents for the global offering component of the Capital Increase.

Among the conditions precedent for Portugal Telecom to subscribe to the Capital Increase are: (1) the approval of the valuation report of the PT Assets by the shareholders of Oi, (2) the approval by ANATEL and the Portuguese Competition Authority of the Business Combination and (3) the approval of creditors of Portugal Telecom, where necessary to complete the Business Combination, including waivers of creditors of Portugal Telecom.

Among the conditions for Portugal Telecom to close are: (1) a successful global offering in Brazil and in the international markets of at least R$7.0 billion by Oi, (2) the submission of a subscription order in the global offering by Caravelas and by shareholders of TmarPart of at least R$2.0 billion and (3) the settlement of the Capital Increase on or prior to May 2, 2014.

If the conditions are not met or waived by October 1, 2014, Portugal Telecom may, in its sole discretion, rescind the PT Subscription Agreement.  The PT Subscription Agreement can be terminated (1) by either party, if the closing of the proposed transaction does not occur by October 1, 2014, (2) by Portugal Telecom, if, after the bookbuilding process, Portugal Telecom is expected to hold an interest of less than 36.6% of the total voting capital of TmarPart, the single entity to hold the business of Portugal Telecom, Oi and the Oi Holding Companies, assuming the consummation of the merger of shares, or (3) by Oi if, after the bookbuilding process, Portugal Telecom is expected to hold an interest of more than 39.6% of the total voting capital of TmarPart, assuming the consummation of the merger of shares.  Furthermore, if the PT Subscription Agreement is terminated for any reason other than due to a breach of contract by Portugal Telecom, Oi agrees to reimburse Portugal Telecom in an amount up to US$10.0 million for documented costs of Portugal Telecom’s obtaining third-party approvals in its liability management process.

Agreement to Assign Priority Subscription Rights

On February 19, 2014, Portugal Telecom executed a private undertaking with respect to the assignment of priority subscription rights for the capital stock of Oi, among TmarPart, Valverde Participações S.A., or “Valverde,” AG Telecom and LF Tel. Under the agreement, TmarPart, Valverde, AG Telecom and LF Tel agree to assign and transfer to Portugal Telecom their priority subscription rights corresponding to 448,243,246 shares of capital stock issued by Oi, representing 290,549,788 commons shares of capital stock and 157,693,458 preferred shares of capital stock.

The agreement is intended to provide the priority subscription rights to Portugal Telecom necessary for Portugal Telecom to subscribe for shares of Oi in the Capital Increase pursuant to the agreement described above.  The agreement to assign priority subscription rights will remain in effect until the agreement by Portugal Telecom to subscribe for shares of Oi is in effect or until definitive agreements are executed in order transfer the priority rights.

Debenture Subscription Agreements and Private Deeds

On February 19, 2014, Bratel Brasil executed separate debenture subscription agreements of PASA and EDSP, with the issuer companies and Venus and Sayed, respectively, or collectively, the “Bratel Debentures Subscription Agreements.”  On the same date, PTB2, a subsidiary of Bratel, also executed separate debenture subscription agreements of Venus and Sayed respectively, or collectively, the “PTB2 Debentures Subscription Agreements.”  On the same date, AG Telecom and LF Tel executed separate debenture subscription agreements with PASA and EDSP, respectively, or, collectively, the “PASA/EDSP Debentures Subscription Agreements,” and signed a debenture subscription agreement with TmarPart, the “TmarPart Debentures Subscription Agreement.”

The Bratel Debentures Subscription Agreements.  On February 19, 2014, Bratel Brasil agreed, subject to conditions, (1) together with Venus, to subscribe for one Series A debenture in an aggregate principal amount equal to R$938.5 million, convertible into 388,081,549 common shares, and one Series B debenture in an aggregate principal amount equal to R$1,455.5 million, convertible into 388,081,549 common shares and 213,739,263 preferred shares issued by PASA, and (2) together with Sayed, to subscribe for one Series A debenture in an aggregate principal amount equal to R$938.5 million, convertible into 762,969,285 common shares, and one Series B debenture in an aggregate principal amount equal to R$1,455.5 million, convertible into 762,969,285 common shares and 420,211,919 preferred shares issued by EDSP.  The debentures will be issued on the date of the General Shareholders’ Meeting of PASA and EDSP, respectively, that approves the issuance of the debentures and are expected to be paid for on the date of the settlement of the Capital Increase. The proceeds will be used by PASA and EDSP to subscribe for the debentures described in “—The PASA/EDSP Debentures Subscription Agreements” below.  The debentures will be mandatorily converted into common shares and preferred shares of PASA and EDSP on the date of the settlement of the Capital Increase.

The primary condition precedent to the settlement of the debentures is the settlement of the Capital Increase, under the terms of the agreement by Portugal Telecom to subscribe for shares of Oi described above.  If the conditions precedent are not satisfied by October 1, 2014, PASA and EDSP will, respectively, redeem and cancel their debentures, and Bratel Brasil, together with Venus and Sayed, will be, respectively, released from their obligations under the Bratel Debentures Subscription Agreements.

The PTB2 Debentures Subscription Agreements.  On the same date of the Bratel Debentures Subscription Agreements, PTB2 agreed, subject to conditions, to subscribe for (1) one debenture in an aggregate principal amount equal to R$938.5 million, convertible into 208,599,126 common shares and 179,482,423 preferred shares issued by Venus, and (2) one debenture in an aggregate principal amount equal to R$938.5 million, convertible into

410,106,399 common shares and 352,862,887 preferred shares issued by Sayed.  The debentures will be issued on the date of the General Shareholders’ Meeting of Venus and Sayed, respectively, that approves the issuance of the debentures and are expected to be paid for on the date of the settlement of the Capital Increase. The proceeds will be used by Venus and Sayed to subscribe for the debentures described under “—The Bratel Debentures Subscription Agreements” above. The debentures will be mandatorily converted into common shares and preferred shares of Venus and Sayed on the date of the settlement of the Capital Increase.

The PTB2 Debentures Subscription Agreements have similar conditions precedent to the settlement of the debentures, most importantly the settlement of the Capital Increase, under the terms of the agreement by Portugal Telecom to subscribe for shares of Oi described above.  If the conditions precedent are not satisfied by October 1, 2014, Venus and Sayed will, respectively, redeem and cancel their debentures, and PTB2 will be released from its obligations under the PTB2 Debentures Subscription Agreements.

The PASA/EDSP Debentures Subscription Agreements.  On February 19, 2014, PASA and EDSP agreed, subject to conditions, to subscribe for (1) one debenture in an aggregate principal amount equal to R$2,394.0 million, convertible into 691,446,091 common shares issued by AG Telecom, and (2) one debenture in an aggregate principal amount equal to R$2,394.0 million, convertible into 1,359,384,726 common shares issued by LF Tel.  The debentures will be issued on the date of the General Shareholders’ Meeting of AG Telecom and LF Tel, respectively, that approves the issuance of the debentures and are expected to be paid for on the date of the settlement of the Capital Increase. The proceeds will be used solely for the payment of all of the indebtedness of AG Telecom and LF Tel, respectively, and to subscribe for the debentures described under “—The TmarPart Debenture Subscription Agreements” below. The debentures will be mandatorily converted into common shares and preferred shares of PASA and EDSP on the date of the settlement of the Capital Increase.

The PASA/EDSP Debentures Subscription Agreements are also conditioned upon the settlement of the Capital Increase, under the terms of the agreement by Portugal Telecom to subscribe for shares of Oi described above.  If the conditions precedent are not satisfied by October 1, 2014, AG Telecom and LF Tel will, respectively, redeem and cancel their debentures, and PASA and EDSP will be, respectively, released from their obligations under the PASA/EDSP Debentures Subscription Agreements.

The TmarPart Debenture Subscription Agreements.  Also on February 19, 2014, AG Telecom and LF Tel agreed, subject to conditions, to subscribe for debentures in an aggregate principal amount equal to R$3,428.0 million, convertible into 2,212,047,712 common shares issued by TmarPart. The debentures will be issued on the date of the General Shareholders’ Meeting of TmarPart that approves the issuance of the debentures and are expected to be paid for on the date of the settlement of the Capital Increase. The debentures will be mandatorily converted into common shares of TmarPart on the date of the merger of shares of Oi by TmarPart.  The proceeds will be used solely for the payment of all of the indebtedness of TmarPart, and the early redemption, in local currency, of all preferred shares issued by TmarPart.

The primary condition precedent to the settlement of the debentures is the settlement of the Capital Increase, under the terms of the agreement by Portugal Telecom to subscribe for shares of Oi described above. If the conditions precedent are not satisfied by October 1, 2014, TmarPart will redeem and cancel its debentures, and AG Telecom and LF Tel will be released from their obligations under the TmarPart Debentures Subscription Agreements.

The Private Deeds.  Attached to each of the Debenture Subscription Agreements described above is the form of a related Private Deed that sets forth the necessary corporate authorizations, the legal requirements for the issuance of the debentures, the specific characteristics of the issuance (including number of the series, aggregate amount, unit principal amount, payment and use of proceeds) and the terms of the debentures (including issuance date, quantity to be issued, mandatory conversion into common shares, subscription and settlement processes, and settlement date). The Private Deed for each series of debentures is expected to be executed on the date of issuance of those debentures.

Shareholder Approval

Approval at this Meeting

The Board of Directors of Portugal Telecom has proposed to the shareholders of Portugal Telecom that they approve, at the extraordinary general shareholders’ meeting scheduled for March 27, 2014, the participation of Portugal Telecom in the Capital Increase through the contribution of the assets representing all of the operating assets held by Portugal Telecom and the related liabilities, with the exception of the shares of Oi, Contax Holding and Bratel B.V. held directly or indirectly by Portugal Telecom. The full proposal of the Board of Directors of Portugal Telecom for the extraordinary general shareholders’ meeting is attached to this information statement as Annex A.

Portugal Telecom’s subscription of shares of Oi in the Capital Increase is subject to the conditions described above in “—Conditions to the Business Combination—The Capital Increase.”

Approvals of Future Transaction Steps

Holders of ordinary shares and ADSs of Portugal Telecom are not being asked to vote at this time on the merger of Portugal Telecom with and into TmarPart or any aspect of the Business Combination other than the matter described under “—Approval at this Meeting” above.  In this information statement, we provide information regarding the Business Combination because the PT Asset Transfer is a step in that transaction.

With respect to the merger of Portugal Telecom with and into TmarPart, a further approval of the shareholders of Portugal Telecom will be necessary, and an extraordinary general meeting of the shareholders will be convened at the appropriate time.  In connection with that stage of the transction, TmarPart is expected to file with the SEC a registration statement on Form F-4 and to deliver a prospectus to holders of ADSs and holders of ordinary shares of Portugal Telecom (other than non-U.S. persons as defined in the applicable rules of the SEC) with respect to the ADSs and common shares of TmarPart that would be received by holders of Portugal Telecom ADSs and ordinary shares, respectively, in the merger.

You should review the registration statement on Form F-4 to be filed by TmarPart, when it is available, because it will contain important information about the merger and the Business Combination.  See “Important Notice” and “Available Information.”

Shareholder Meeting Logistics, Quorum and Voting

Voting Procedures for Holders of ADSs

In accordance with the provisions of the Deposit Agreement governing the ADSs, registered holders of ADSs, or the “ADS Holders,” at the close of business (New York time) on March 3, 2014, or the “ADS Record Date,” will be entitled, subject to any applicable provisions of Portuguese law and the provisions of the Deposit Agreement and Portugal Telecom’s Articles of Association, to instruct Deutsche Bank Trust Company Americas, as depositary, or the “Depositary,” as to the exercise of the voting rights pertaining to the ordinary shares represented by such Holder’s ADSs.  A voting instruction form for ADS Holders accompanies this information statement for that purpose.

Upon the timely receipt of a properly completed voting instruction form on or prior to March 18, 2014, or the “Voting Instruction Deadline,” the Depositary shall endeavor, insofar as practicable and permitted under the provisions of the Deposit Agreement, and under the provisions of applicable law and of Portugal Telecom’s Articles of Association governing the ordinary shares, to vote or cause to be voted (in person or by proxy) the amount of ordinary shares represented by ADSs for which voting instructions are properly received in accordance with such voting instructions, including by aggregating, insofar as practicable, in blocks of 500, ADSs of various ADS Holders who have instructed the Depositary in identical manner as to the exercise of rights with respect to the matter to be voted upon.  Each ADS Holder is entitled under the Deposit Agreement to instruct the Depositary as to the exercise of one vote for each 500 ADSs held by such ADS Holder.

If you are an ADS Holder, we urge you to read the Depositary’s notice and the voting instruction form accompanying this information statement.

The Depositary shall not be liable for any failure to carry out any instructions to vote any of the ordinary shares, or for the manner in which such vote is cast, provided that such action or inaction is in good faith, or the effect of any such vote.

Discretionary Proxy Procedures Apply to the ADSs

If no voting instructions are not received by the Depositary from an ADS Holder with respect to an amount of ordinary shares represented by such ADS Holder’s ADSs on or before the Voting Instruction Deadline, the Depositary shall deem that ADS Holder to have instructed the Depositary vote or cause to be voted such ordinary shares in favor of any proposals supported by the Board of Directors of Portugal Telecom, or, when practicable and permitted, to give a discretionary proxy to a person designated by Portugal Telecom to vote that amount of shares represented by such ADSs for which timely instructions were not received, except that such instruction shall not be deemed to have been given and the Depositary shall not vote in favor of proposals supported by the Board of Directors nor give a discretionary proxy with respect to any matter as to which Portugal Telecom informs the Depositary that (1) Portugal Telecom does not wish to receive a discretionary proxy, (2) Portugal Telecom has determined that substantial opposition exists with respect to the action to be taken at the meeting or (3) the matter materially and adversely affects the rights of ADS Holders.

Voting Procedures for Ordinary Shareholders

Only those ordinary shareholders who, at 00:00 a.m. (GMT) on March 20, 2014, the “Ordinary Shareholder Record Date,” hold shares attributing them at least one vote shall be entitled to participate and vote at the extraordinary general shareholders’ meeting.  The right to participate and to vote at the extraordinary general shareholders’ meeting does not depend on any blocking of shares between the record date and the date of the meeting.

Shareholders intending to take part in the extraordinary general shareholders’ meeting must declare that intent to the Chairman of the Board of the extraordinary general shareholders’ meeting, at Avenida Fontes Pereira de Melo, nº 40-10º piso, 1069-300 Lisbon, Portugal, and to the financial intermediary(ies) with whom they have opened an individual securities account by no later than 11:59 p.m. (GMT) on March 19, 2014. For such purpose, shareholders may use the declaration forms made available to them at our registered office and on our website www.telecom.pt.

The declaration to the Chairman of the Board of the extraordinary general shareholders’ meeting referred to in the previous paragraph may be transmitted by e-mail to the following address: assembleia-ptsgps@telecom.pt.  Financial intermediaries who are informed of the intent of their clients to take part in the extraordinary general shareholders’ meeting shall send to the Chairman of the Board of the extraordinary general shareholders’ meeting, at Avenida Fontes Pereira de Melo, nº 40-10º piso, 1069-300 Lisbon, Portugal, by 11:59 p.m. (GMT) on March 20, 2014, the information on the number of shares registered in the name of each client (in accordance with Article 74 of the Portuguese Securities Code) as of the Ordinary Shareholder Record Date, or the “declaration of the financial intermediary,” and for such purpose they may use the e-mail address assembleia-ptsgps@telecom.pt.

Shareholders will be admitted to participate and vote only if the declarations of their financial intermediaries have been received by the Chairman of the Board of the extraordinary general shareholders’ meeting by 11:59 p.m. (GMT) on March 20, 2014.

Any shareholder who, as a professional, holds shares in his own name but on behalf of his clients, or a “professional shareholder,” may vote in different directions with his shares, provided that, in addition to the participation declaration and to his financial intermediary sending all information as referred to above, he submits to the Chairman of the Board of the extraordinary general shareholders’ meeting, by 11:59 p.m. (GMT) on March 19, 2014, by using any sufficient and proportional means of proof: (i) the identification of each client and the number of shares entitled to vote on such client’s behalf and (ii) the voting instructions given by each relevant client specifically for each item on the agenda. For these purposes, it is considered a “sufficient and proportional mean of proof” a statement of responsibility sent by the professional shareholder confirming that he has received from his clients voting instructions to each item on the agenda and indicating the other information referred to in clauses (i) and (ii) above.

Professional shareholders are admitted to participate and vote only if (i) the information mentioned in the preceding paragraph has been received by the Chairman of the Board of the extraordinary general shareholders’ meeting by 11:59 p.m. (GMT) on March 19, 2014 and (ii) the declarations of their respective financial intermediaries have been received by the Chairman of the Board of the extraordinary general shareholders’ meeting by 11:59 p.m. (GMT) on March 20, 2014.

Shareholders having declared their intent to take part in the extraordinary general shareholders’ meeting as mentioned above who transfer any shares between the Ordinary Shareholder Record Date and the closure of the extraordinary general shareholders’ meeting must immediately give notice thereof to the Chairman of the Board of the extraordinary general shareholders’ meeting and the Portuguese Securities Commission.

Ordinary Shareholders’ Rights

Right to Information at a General Meeting of Shareholders.  Shareholders may, in the course of an extraordinary general shareholders’ meeting, request for true, detailed and clear information so as to permit them to form a grounded opinion on the matters submitted to resolution.  Any information requested is given by the corporate body qualified therefor, but shall be withheld in the event its disclosure might cause serious harm to Portugal Telecom or to a related company, or a violation of secrecy as imposed by law.

Right to request the insertion of new items on the agenda.  Shareholders who, individually or jointly with other shareholders, hold shares corresponding to at least 2% of our share capital are entitled to request the insertion of new items on the agenda, by means of written application addressed to the Chairman of the Board of the extraordinary general shareholders’ meeting, at Avenida Fontes Pereira de Melo, nº 40-10º piso, 1069-300 Lisbon, Portugal. This application must be duly justified and submitted in the five days following the date of the publication of the notice convening the extraordinary general shareholders’ meeting and accompanied by a resolution proposal for each requested item, as well as by proof of ownership of the required share capital.

Right to submit resolution proposals. Shareholders who, individually or jointly with other shareholders, hold shares corresponding to at least 2% of our share capital, are entitled to request the insertion of resolution proposals on the items mentioned on or added to the agenda. For this purpose, shareholders must address a duly justified written application to the Chairman of the Board of the extraordinary general shareholders’ meeting, together with any information accompanying such proposal and proof of ownership of the required share capital, in the five days following the date of the publication of the notice convening the extraordinary general shareholders’ meeting.

Representation of Ordinary Shareholders

Shareholders may arrange to be represented at the extraordinary general shareholders’ meeting pursuant to the provisions of Article 380 of the Portuguese Companies Code. A signed letter addressed to the Chairman of the Board of the extraordinary general shareholders’ meeting at Avenida Fontes Pereira de Melo, nº 40-10º piso, 1069-300 Lisbon, Portugal, is sufficient as instrument of representation. For this purpose, shareholders may use the form available as from the publication of the notice convening the extraordinary general shareholders’ meeting at our registered office and on the website www.telecom.pt. Any shareholder may appoint different representatives as to shares held in different securities accounts.

The shareholders’ letters of representation referred to in the foregoing paragraphs, as well as the letters of shareholders who are corporations conveying the name of the person who represents them and the instruments of shareholder groupings, must be addressed to the Chairman of the Board of the extraordinary general shareholders’ meeting at Avenida Fontes Pereira de Melo, nº 40-10º piso, 1069-300 Lisbon, Portugal, so that they are received no later than 11:59 p.m. (GMT) on March 19, 2014.

Voting by Correspondence by Ordinary Shareholders

Shareholders with voting rights as referred to above may exercise such rights by correspondence, provided that, no later than 5:00 p.m. (GMT) on March 11, 2014, the Chairman of the Board of the extraordinary general shareholders’ meeting receives, at Avenida Fontes Pereira de Melo, nº 40-10º piso, 1069-300 Lisbon, Portugal, a communication, with a certified signature confirming that the signing person has powers to bind the relevant company or, in the case of individuals, with a simple signature accompanied by a photocopy of the relevant identity card. This communication shall include the address to which voting papers and other documentation shall be sent. Shareholders must send to the Chairman of the Board of the extraordinary general shareholders’ meeting, at Avenida Fontes Pereira de Melo, nº 40-10º piso, 1069-300 Lisbon, Portugal, a closed envelope containing another envelope with the duly completed voting papers, so that the Chairman receives it no later than 5:00 p.m. (GMT) on March 21, 2014.

As an alternative, shareholders may also download the voting papers from the website www.telecom.pt (such papers being available thereon as from publication of the notice convening the extraordinary general shareholders’ meeting), and send the same to Portugal Telecom, addressed to the Chairman of the Board of the extraordinary general shareholders’ meeting at Avenida Fontes Pereira de Melo, nº 40-10º piso, 1069-300 Lisbon, Portugal, duly completed and in a closed envelope, so that they are received, together with an envelope containing the declaration with a signature certified so as to confirm that the signing person has powers to bind the relevant company or, in the case of individuals, with a simple signature accompanied by a photocopy of the relevant identity card, no later than 5:00 p.m. (GMT) on March 21, 2014.

The votes of shareholders cast by correspondence are only considered if the declaration of the financial intermediary in respect of their shares is received by the Chairman of the Board of the extraordinary general shareholders’ meeting by 11:59 p.m. (GMT) on March 20, 2014.

Voting by Electronic Means by Ordinary Shareholders

Shareholders with voting rights may also vote through the website www.telecom.pt, in accordance with the requirements established thereon, provided that, no later than 5:00 p.m. (GMT) on March 11, 2014, the Chairman of the Board of the extraordinary general shareholders’ meeting at Avenida Fontes Pereira de Melo, nº 40-10º piso, 1069-300 Lisbon, Portugal, receives a communication, prepared in accordance with the form made available on that same website, with a certified signature so as to confirm that the signing person has powers to bind the relevant company or, in the case of individuals, with a simple signature accompanied by a photocopy of the relevant identity card. This communication shall include the mailing address to which the Shareholder intends that the password provided by Portugal Telecom for this purpose is sent.

Such shareholders may cast their votes between 00:00 a.m. (GMT) on March 18, 2014 and 5:00 p.m. (GMT) on March 21, 2014.  The votes of shareholders cast by electronic means are only considered if the declaration of the financial intermediary in respect of their shares has been received by the Chairman of the Board of the extraordinary general shareholders’ meeting by 11:59 p.m. (GMT) on March 20, 2014.

Counting of Ordinary Shareholders’ Votes

Votes cast either by correspondence or by electronic means are considered at the time of the counting of votes, by adding the same to those cast in the course of the extraordinary general shareholders’ meeting.

Valuation Report

In connection with the Capital Increase, Banco Santander (Brasil), S.A., or “Santander,” was engaged to prepare a valuation report with respect to the PT Assets, or the “PT Assets Valuation Report,” in order to determine the value of the shares of PT Portugal (and consequently of the assets and liabilities to be transferred to PT Portugal). According to the PT Assets Valuation Report, the PT Assets were valued at an amount between €1,623.3 million (R$5,296.4 million) and €1,794.1 million (R$5.853.9 million). For purposes of the subscription in the Capital Increase, the Board of Directors of Oi has determined a value for the PT Assets of €1,750 million (R$5,709.9 million), based on the Euro-Real exchange rate on February 20, 2014, the day before the first publication of the notice for the extraordinary general meeting of the shareholders of Oi, in accordance with the subscription agreement signed by Portugal Telecom and Oi. The PT Assets Valuation Report will be submitted for the approval of the shareholders of Oi at the extraordinary general shareholders’ meeting scheduled to take place on March 27, 2014.

The PT Assets Valuation Report is incorporated herein by reference to the February 26 Form 6-K.

You should be aware that Santander did not and does not render any recommendation, or express any opinion, either explicitly or implicitly, regarding the terms and conditions of the Business Combination.

Moreover, the PT Assets were valued as a stand-alone valuation and the potential success or failure of any transaction, including the Business Combination regarding Portugal Telecom, or any of its controlled or affiliates entities, were not considered in the PT Assets Valuation Report’s results. Santander did not express any opinion regarding the effects that potentially may be generated to Portugal Telecom upon the consummation of any transactions regarding Portugal Telecom or any of its controlled or affiliate entities. In drawing up the PT Assets Valuation Report, Santander performed an exclusively economic and financial valuation of Portugal Telecom, considering, for the purposes of its analysis, solely the contingencies and accruals indicated in the Financial Statements (as defined in the PT Assets Valuation Report), and due to this, all other contingencies of any nature, including, without limitation, contingencies of corporate or judicial natures, were not analyzed, reviewed or considered for the purposes of the PT Assets Valuation Report.

Management of TmarPart Upon the Completion of the Business Combination

We expect that TmarPart will modify its bylaws to provide that its Board of Directors will be composed of eleven (11) members and eleven (11) alternate members. Members of the Board of Directors of TmarPart will be elected in preparation for its listing on the Novo Mercado segment and the merger of shares of Oi and TmarPart, will serve for three (3) years from their election or until the General Meeting to examine TmarPart’s financial statements for the third fiscal year to end after the end of the year in which the merger of shares of Oi and TmarPart occurs, whichever occurs last, or the “New Board of TmarPart.” The New Board of TmarPart will be composed of the following members: Alexandre Jereissati Legey, Amilcar Morais Pires, Fernando Magalhães Portella, Fernando Marques dos Santos, Henrique Manuel Fusco Granadeiro, José Maria Ricciardi, José Mauro Mettrau Carneiro da Cunha, Nuno Rocha dos Santos de Almeida, Rafael Luís Mora Funes, Renato Torres de Faria and Sergio Franklin Quintella. Mr. José Mauro Mettrau Carneiro da Cunha and Mr. Henrique Manuel Fusco Granadeiro will assume the positions of President and Vice-President, respectively, of the New Board of TmarPart.  Mr. Zeinal Bava, current Chief Executive Officer of Oi and PT Portugal, will be the Chief Executive Officer of TmarPart. The Board of Directors of TmarPart will meet immediately after its own election and confirm Mr. Zeinal Bava as Chief Executive Officer of TmarPart after the consummation of the Business Combination.

For summaries of the business experience, areas of expertise and principal outside business interests of the members of TmarPart’s board of directors that are expected to hold office upon the completion of the Business Combination see “Description of the Business Combination—Management of TmarPart Upon the Completion of the Business Combination—Board of Directors” of the February 7 6-K, which is incorporated herein by reference.

Interests of Certain Persons in the Business Combination

You should be aware that certain members of the boards of directors and the management of Portugal Telecom, TmarPart and Oi may have interests in the Business Combination that differ from yours.

Fifteen of the sixteen members of the board of directors of Oi are nominees of TmarPart. In addition, TmarPart’s shareholders (AG Telecom, LF Tel, Bratel Brasil, BNDESPar, FASS, PREVI, PETROS and FUNCEF) have the power, pursuant to certain shareholders’ agreements, to select the chief executive officer of Oi. The chief executive officer of Oi, who is selected by TmarPart’s shareholders, has the power to select the other executive officers of Oi. For a description of the terms of these shareholders’ agreements, see “Item 7: Major Shareholders and Related Party Transactions—Major Shareholders—TmarPart Shareholders’ Agreements” in the 2012 Oi Annual Report.

Portugal Telecom Directors and Officers

Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos and Mr. Rafael Luís Mora Funes, who are members of the board of directors of Portugal Telecom and are expected to become members of the board of directors of TmarPart in connection with the business combination, are affiliated with RS Holding, SGPS, S.A., or “RS Holding,” which holds approximately 10.05% of the outstanding ordinary shares of Portugal Telecom as of February 28, 2014 through RS Holding’s indirect subsidiary Nivalis Holding B.V.  Mr. dos Santos de Almeida e Vasconcellos is the chairman of the board of directors and chief executive officer of RS Holding, and is the son of Mrs. Isabel Maria Alves Rocha dos Santos, who is the majority shareholder of RS Holding.  Mr. Rocha dos Santos de Almeida e Vasconcellos disclaims beneficial ownership of the Portugal Telecom ordinary shares held indirectly by RS Holding. In addition, Mr. Mora Funes is the Vice Chairman of the board of directors and a managing director of RS Holding.  Mr. Mora Funes disclaims beneficial ownership of the Portugal Telecom ordinary shares held indirectly by RS Holding.

Mr. Amilcar Carlos Ferreira de Morais Pires and Mr. Joaquim Aníbal Freixial de Goes, who are members of the board of directors of Portugal Telecom, are affiliated with BES, which directly or indirectly held approximately 10.07% of the outstanding ordinary shares of Portugal Telecom as of February 28, 2014.  Mr. Pires and Mr. José Maria Espírito Santo Silva Ricciardi, both of whom are members of the board of directors of Banco Espírito Santo, are expected to become members of the board of directors of TmarPart in connection with the business combination.  Mr. Pires, Mr. Freixial de Goes and Mr. Ricciardi disclaim beneficial ownership of the Portugal Telecom ordinary shares held directly or indirectly by BES.

TmarPart Directors and Officers

Mr. Otávio Marques de Azevedo, who is a member of the board of directors of TmarPart, Mr. Renato Torres de Faria, who is a member of the board of directors of TmarPart and is expected to become a member of the board of directors of TmarPart in connection with the business combination, and Mr. Armando Galhardo Nunes Guerra Junior, who is an executive officer of TmarPart, are affiliated with AGSA and its subsidiaries.  As of February 27, 2014, the date that AGSA, PASA and AG Telecom filed with the SEC an amendment to its Statement on Schedule 13D with respect to the common shares of Oi, or the “February 27 AGSA Schedule 13D,” AGSA held approximately 65.0% of the outstanding common shares of PASA, which owns all of the common shares of AG Telecom, which held approximately 19.4% of the issued and outstanding common shares of TmarPart.  Mr. Otávio Marques de Azevedo is the chief executive officer of AGSA, PASA and AG Telecom and a non-executive director of Portugal Telecom.  Mr. Otávio Marques de Azevedo disclaims beneficial ownership of the TmarPart common shares held directly or indirectly by AGSA, PASA and AG Telecom.  Mr. Renato Torres de Faria is vice president of AGSA and officer and investor relations officer of Andrade Gutierrez Concessões S.A. and Andrade Gutierrez Participações S.A. Mr. Renato Torres de Faria is also a member of Oi’s board of directors.  Mr. Renato Torres de Faria disclaims beneficial ownership of the TmarPart common shares held directly or indirectly by AGSA, PASA and AG Telecom.  Mr. Armando Galhardo Nunes Guerra Junior is also a member of Oi’s board of directors.  Mr. Armando Galhardo Nunes Guerra Junior disclaims beneficial ownership of the TmarPart common shares held directly or indirectly by AGSA, PASA and AG Telecom.

Mr. Carlos Francisco Ribeiro Jereissati, who is a member of the board of directors of TmarPart, and Mr. Pedro Jereissati, who is a member of the board of directors of TmarPart and TmarPart’s chief executive officer and investor relations officer, are affiliated with Jereissati Telecom and its subsidiaries.  As of February, 27, 2014, the date that Jereissati Telecom, EDSP and LF Tel filed with the SEC an amendment to its Statement on Schedule 13D with respect to the common shares of Oi, or the “February 27 Jereissati Schedule 13D,” Jereissati Telecom held approximately 65.0% of the outstanding common shares of EDSP, which owns all of the common shares of LF Tel, which held approximately 19.4% of the issued and outstanding common shares of TmarPart.  Mr. Carlos Francisco Ribeiro Jereissati is the chairman of the board of directors of Jereissati Telecom and LF Tel, and is also chairman of the board of directors of Jereissati Participações S.A. In addition, Mr. Carlos Francisco Ribeiro Jereissati is the father of Pedro Jereissati, who holds the positions described in this paragraph. Mr. Carlos Francisco Ribeiro Jereissati disclaims beneficial ownership of the TmarPart common shares held directly or indirectly by Jereissati Telecom, EDSP and LF Tel.  Mr. Pedro Jereissati is the chief executive officer of Jereissati Telecom, EDSP and LF Tel, is a member of the board of directors of LF Tel. Mr. Pedro Jereissati is also a member of Oi’s board of directors.  Mr. Pedro Jereissati is the son of Carlos Francisco Ribeiro Jereissati, who holds the positions described above.  Mr. Pedro Jereissati disclaims beneficial ownership of the TmarPart common shares held directly or indirectly by Jereissati Telecom, EDSP and LF Tel.

Mr. Shakhaf Wine, who is a member of the board of directors of TmarPart, Mr. Pedro Guimarães e Melo de Oliveira Guterres, who is an executive officer of TmarPart, and Mr. Zeinal Abedin Mahomed Bava, who is expected to become the chief executive officer of TmarPart in connection with the business combination, are affiliated with Portugal Telecom and its subsidiaries.  As of the date of this information statement, Portugal Telecom, through its subsidiaries, including PT Portugal, PT Comunicações, S.A., MEO — Serviços de Comunicações e Multimédia, S.A. (previously known as TMN Telecomunicações Móveis Nacionais, S.A.), PT Móveis, SGPS, S.A., Bratel B.V. and Bratel Brasil, held (1) approximately 12.1% of the issued and outstanding common shares of TmarPart, (2) an approximate 35% stake in AG Telecom, which owns approximately 19.4% of the issued and outstanding common shares of TmarPart, and (3) an approximate 35% stake in LF Tel, which owns approximately 19.4% of the issued and outstanding common shares of TmarPart.  Mr. Shakhaf Wine is a member of the board of directors of Portugal Telecom, chief executive officer of Bratel Brasil and chairman of the board of directors and chief executive officer of Portugal Telecom Brasil S.A.  In addition, Mr. Shakhaf Wine is an executive officer of PASA, EDSP and AG Telecom Participações, which also own interests in the common shares of TmarPart, as described above.  Mr. Shakhaf Wine is a member of Oi’s board of directors.  Mr. Shakhaf Wine disclaims beneficial ownership of the TmarPart common shares held directly or indirectly by Portugal Telecom and its subsidiaries, PASA and AG Telecom.  Mr. Pedro Guimarães e Melo de Oliveira Guterres is an executive officer of Bratel Brasil, an executive officer and member of the board of directors of Portugal Telecom Brasil S.A., an executive officer of Portugal Telecom Investimentos Internacionais and the control and planning officer at PT Portugal.  Mr. Pedro Guimarães e Melo de Oliveira Guterres disclaims beneficial ownership of the TmarPart common shares held directly or indirectly by Portugal Telecom and its subsidiaries.  Mr. Zeinal Abedin Mahomed Bava is the chief executive officer and chairman of the board of directors of PT Portugal, chief executive officer and chairman of the board of directors of PT Comunicações and MEO and chief executive officer of Oi.  Mr. Zeinal Abedin Mahomed Bava disclaims beneficial ownership of the TmarPart common shares held directly or indirectly by Portugal Telecom and its subsidiaries.

Mr. José Augusto de Gama Figueira, who is a member of the board of directors of TmarPart, and Mr. José Mauro Mettrau Carneiro da Cunha, who is a member of the board of directors of TmarPart and is expected to become chairman of the board of directors of TmarPart in connection with the business combination, are affiliated with FASS, which, as of February 19, 2014, held approximately 11.51% of the issued and outstanding common shares of TmarPart.  Mr. José Augusto de Gama Figueira disclaims beneficial ownership of the TmarPart common shares held directly or indirectly by FASS. Mr. José Mauro Mettrau Carneiro da Cunha is also the chairman of the board of directors of Oi.  Mr. José Mauro Mettrau Carneiro da Cunha disclaims beneficial ownership of the TmarPart common shares held directly or indirectly by FASS.

Mr. Maurício Marcellini Pereira, who is a member of the board of directors of TmarPart, is affiliated with FUNCEF, which, as of February 19, 2014, held approximately 7.48% of the issued and outstanding common shares of TmarPart.  Mr. Maurício Marcellini Pereira is an investment manager for FUNCEF.  Mr. Maurício Marcellini Pereira disclaims beneficial ownership of the TmarPart common shares held directly or indirectly by FUNCEF.

Mr. Luis Carlos Fernandes Afonso, who is a member of the board of directors of TmarPart, is affiliated with PETROS, which, as of February 19, 2014, held approximately 7.48% of the issued and outstanding common shares of TmarPart.  Mr. Luis Carlos Fernandes Afonso is the president of PETROS.  Mr. Luis Carlos Fernandes Afonso disclaims beneficial ownership of the TmarPart common shares held directly or indirectly by PETROS.

Oi Directors and Officers

Mr. Armando Galhardo Nunes Guerra Jr. and Mr. Rafael Cardoso Cordeiro, who are members of the board of directors of Oi, Mr. Renato Torres de Faria, who is a member of the board of directors of Oi and TmarPart and is expected to become a member of the board of directors of TmarPart in connection with the business combination, and Mr. Sergio Franklin Quintella, who is a member of the board of directors of Oi and is expected to become a member of the board of directors of TmarPart in connection with the business combination, are affiliated with AGSA and its subsidiaries.  As of February 27, 2014, AGSA held approximately 65.0% of the outstanding common shares of PASA, which owns all of the common shares of AG Telecom, which held approximately 19.4% of the issued and outstanding common shares of TmarPart.  As of February 27, 2014, TmarPart beneficially owned approximately 56.4% of the issued and outstanding common shares of Oi, approximately 43.5% directly and approximately 7.9% indirectly through its wholly-owned subsidiary, Valverde. Pursuant to the shareholders’ agreements described in “Item 4—Information on the Company—Our Businesses—Brazilian Operations (Oi)—Strategic Partnership with Oi—Overview of TmarPart Shareholders’ Agreements” of the 2012 Portugal Telecom Annual Report, AG Telecom may be deemed to beneficially own all of the common shares beneficially owned by TmarPart.  Mr. Armando Galhardo Nunes Guerra Jr is an executive officer of TmarPart.  Mr. Armando Galhardo Nunes Guerra Jr disclaims beneficial ownership of the Oi common shares held directly or indirectly by AGSA, PASA, AG Telecom and TmarPart.  Mr. Rafael Cardoso Cordeiro is the financial director of Andrade Gutierrez Concessões S.A., a member of the board of directors of TmarPart and an executive officer of Valverde.  Mr Rafael Cardoso Cordeiro disclaims beneficial ownership of the Oi common shares held directly or indirectly by AGSA, PASA, AG Telecom and TmarPart.  Mr. Renato Torres de Faria is vice president of AGSA and officer and investor relations officer of Andrade Gutierrez Concessões S.A. and Andrade Gutierrez Participações S.A.  Mr. Renato

Torres de Faria disclaims beneficial ownership of the Oi common shares held directly or indirectly by AGSA, PASA, AG Telecom and TmarPart.  Mr. Sergio Franklin Quintella is affiliated to the AGSA group. Mr. Sergio Franklin Quintella disclaims beneficial ownership of the Oi common shares held directly or indirectly by AGSA, PASA, AG Telecom and TmarPart.

Mr. Pedro Jereissati, who is a member of the board of directors of Oi and TmarPart and TmarPart’s chief executive officer and investor relations officer, Mr. Fernando Magalhães Portella and Mr. Alexandre Jereissati Legey, who are members of the board of directors of Oi and are expected to become members of the board of directors of TmarPart in connection with the business combination, and Mr. Cristiano Yazbek Pereira, who is a member of the board of directors of Oi, are affiliated with Jereissati Telecom and its subsidiaries.  As of February 27, 2014, Jereissati Telecom held approximately 65.0% of the outstanding common shares of EDSP, which owns all of the common shares of LF Tel, which held approximately 19.4% of the issued and outstanding common shares of TmarPart.  As of February 19, 2014, TmarPart beneficially owned approximately 56.4% of the issued and outstanding common shares of Oi, approximately 43.5% directly and approximately 7.9% indirectly through its wholly-owned subsidiary, Valverde. Pursuant to the shareholders’ agreements described in “Item 4—Information on the Company—Our Businesses—Brazilian Operations (Oi)—Strategic Partnership with Oi—Overview of TmarPart Shareholders’ Agreements” of the 2012 Portugal Telecom Annual Report, LF Tel may be deemed to beneficially own all of the common shares beneficially owned by TmarPart.  Mr. Pedro Jereissati is the chief executive officer of Jereissati Telecom, EDSP and LF Tel and is a member of the Board of Directors of LF Tel.  Mr. Pedro Jereissati is also the cousin of Mr. Alexandre Jereissati Legey, who holds the positions described below, and the son of Mr. Carlos Francisco Ribeiro Jereissati, who holds the positions described above under “—TmarPart Directors and Officers.”  Mr. Pedro Jereissati disclaims beneficial ownership of the Oi common shares held directly or indirectly by Jereissati Telecom, EDSP, LF Tel and TmarPart.  Mr. Fernando Magalhães Portella is the chief executive officer and a member of the board of directors of Jereissati Participacões S.A., a member of the board of directors and vice president of Jereissati Telecom, vice president of LF Tel and alternate member of board of directors of TmarPart.  Mr. Fernando Magalhães Portella disclaims beneficial ownership of the Oi common shares held directly or indirectly by Jereissati Telecom, EDSP, LF Tel and TmarPart. Mr. Alexandre Jereissati Legey serves as managing officer and investor relations officer of Jereissati Telecom, vice president of EDSP, chief financial officer and investor relations officer of LF Tel, executive officer of Valverde Participações S.A. and alternate member of board of directors of TmarPart.  Mr. Alexandre Jereissati Legey is also the cousin of Pedro Jereissati, who holds the positions described above, and the nephew of Mr. Carlos Francisco Ribeiro Jereissati, who holds the positions described above under “—TmarPart Directors and Officers.”  Mr. Alexandre Jereissati Legey disclaims beneficial ownership of the Oi common shares held directly or indirectly by Jereissati Telecom, EDSP, LF Tel and TmarPart.  Mr. Cristiano Yazbek Pereira is manager of corporate strategy of LF Tel.  Mr. Cristiano Yazbek Pereira disclaims beneficial ownership of the Oi common shares held directly or indirectly by Jereissati Telecom, EDSP, LF Tel and TmarPart.

Mr. Luís Miguel da Fonseca Pacheco de Melo, who is a member of the board of directors of Oi, Mr. Shakhaf Wine, who is a member of the board of directors of Oi and TmarPart, and Mr. Zeinal Abedin Mahomed Bava, who is the chief executive officer of Oi and is expected to become the chief executive officer of TmarPart in connection with the business combination, are affiliated with Portugal Telecom and its subsidiaries.  As of the date of this information statement, Portugal Telecom, through its subsidiaries, including PT Portugal, PT Comunicações, S.A., MEO — Serviços de Comunicações e Multimédia, S.A. (previously known as TMN Telecomunicações Móveis Nacionais, S.A.), PT Móveis, SGPS, S.A., Bratel B.V. and Bratel Brasil, held (1) approximately 7.1% of the issued and outstanding common shares of Oi, (2) approximately 12.1%, directly, of the issued and outstanding common shares of TmarPart, which owns common shares of Oi, (3) an approximate 35% stake in AG Telecom, which owns approximately 19.4% of the issued and outstanding common shares of TmarPart, and (4) an approximate 35% stake in LF Tel, which owns approximately 19.4% of the issued and outstanding common shares of TmarPart.  As of February 19, 2014, TmarPart beneficially owned approximately 56.4% of the issued and outstanding common shares of Oi, approximately 43.5% directly and approximately 7.9% indirectly through its wholly-owned subsidiary, Valverde. Pursuant to the shareholders’ agreements described in “Item 4—Information on the Company—Our Businesses—Brazilian Operations (Oi)—Strategic Partnership with Oi—Overview of TmarPart Shareholders’ Agreements” of the 2012 Portugal Telecom Annual Report, Portugal Telecom and Bratel Brasil may be deemed to be members of a group that shares the power to vote and the power to dispose of all the common shares of Oi that are beneficially owned TmarPart.  Mr. Luís Miguel da Fonseca Pacheco de Melo is the chief financial officer and a member of the board of directors of Portugal Telecom.  Mr. Luís Miguel da Fonseca Pacheco de Melo disclaims beneficial ownership of the Oi common shares held directly or indirectly by Portugal Telecom and its subsidiaries and TmarPart.  Mr. Shakhaf Wine is a member of the board of directors of Portugal Telecom, chief executive officer of Bratel Brasil and chairman of the board of directors and chief executive officer of Portugal Telecom Brasil S.A.  In addition, Mr. Shakhaf Wine is an excutive officer of PASA, EDSP and AG Telecom Participações, which also own interests in the common shares of TmarPart, as described above.  Mr. Shakhaf Wine disclaims beneficial ownership of the Oi common shares held directly or indirectly by Portugal Telecom and its subsidiaries, PASA, AG Telecom and TmarPart.  Mr. Zeinal Abedin Mahomed Bava is the chief executive officer and chairman of the board of directors of PT Portugal and chief executive officer and chairman of the board of directors of PT Comunicações and MEO. Mr. Zeinal Abedin Mahomed Bava disclaims beneficial ownership of the Oi common shares held directly or indirectly by Portugal Telecom and its subsidiaries and TmarPart.

Mr. José Mauro Mettrau Carneiro da Cunha, who is chairman of the board of directors of Oi and TmarPart and is expected to become chairman of the board of directors of TmarPart in connection with the business combination, is affiliated with FASS, which, as of February 19, 2014, held approximately 11.51% of the issued and outstanding common shares of TmarPart, which beneficially owned approximately 56.4% of the issued and outstanding common shares of Oi, approximately 43.5% directly and approximately 7.9% indirectly through its wholly-owned subsidiary, Valverde. Mr. José Mauro Mettrau Carneiro da Cunha disclaims beneficial ownership of the Oi common shares held directly or indirectly by FASS and TmarPart.

Mr. Fernando Marques dos Santos, who is a member of the board of directors of Oi and is expected to become a member of the board of directors of TmarPart in connection with the business combination, is affiliated with BNDESPar, which, as of February 19, 2014, held approximately 13.1% of the issued and outstanding common shares of TmarPart, which beneficially owned approximately 56.4% of the issued and outstanding common shares of Oi, approximately 43.5% directly and approximately 7.9% indirectly through its wholly-owned subsidiary, Valverde.  Mr. Fernando Marques dos Santos is an executive officer of BNDES.  Mr. Fernando Marques dos Santos disclaims beneficial ownership of the Oi common shares held directly or indirectly by BNDESPar and TmarPart.

Mr. Carlos Fernando Costa, who is a member of the board of directors of Oi, is affiliated with PETROS, which, as of February 19, 2014, held approximately 7.48% of the issued and outstanding common shares of TmarPart, which beneficially owned approximately 56.4% of the issued and outstanding common shares of Oi, approximately 43.5% directly and approximately 7.9% indirectly through its wholly-owned subsidiary, Valverde.  Mr. Carlos Fernando Costa is the chief financial and investment officer of PETROS.  Mr. Carlos Fernando Costa disclaims beneficial ownership of the Oi common shares held directly or indirectly by PETROS and TmarPart.

Mr. José Valdir Ribeiro dos Reis, who is a member of the board of directors of Oi, is affiliated with PREVI, which, as of February 19, 2014, held approximately 9.4% of the issued and outstanding common shares of TmarPart, which beneficially owned approximately 56.4% of the issued and outstanding common shares of Oi, approximately 43.5% directly and approximately 7.9% indirectly through its wholly-owned subsidiary, Valverde.  Mr. José Valdir Ribeiro dos Reis disclaims beneficial ownership of the Oi common shares held directly or indirectly by PREVI and TmarPart.

Mr. Carlos Augusto Borges who is a member of the board of directors of Oi, is affiliated with FUNCEF, which, as of February 19, 2014, held approximately 7.48% of the issued and outstanding common shares of TmarPart, which beneficially owned approximately 56.4% of the issued and outstanding common shares of Oi, approximately 43.5% directly and approximately 7.9% indirectly through its wholly-owned subsidiary, Valverde.  Mr. Carlos Augusto Borges is director of corporate and real estate holdings at FUNCEF.  Mr. Carlos Augusto Borges disclaims beneficial ownership of the Oi common shares held directly or indirectly by FUNCEF and TmarPart.

ADDITIONAL INFORMATION FOR SHAREHOLDERS

Enforceability of Civil Liabilities Under U.S. Securities Laws

Portugal Telecom is a limited liability holding company, organized as a Sociedade Gestora de Participações Sociais under the laws of the Portuguese Republic. All of the directors and executive officers of Portugal Telecom and some of the experts named in this information statement reside in Portugal or elsewhere outside the United States. The vast majority of Portugal Telecom’s assets are located outside the United States and all or a substantial portion of the assets of these other persons may be located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon Portugal Telecom or such other persons with respect to matters arising under the Securities Act or to enforce against them judgments of courts of the United States predicated upon the civil liability provisions of the Securities Act.

Therefore, you may need to enforce U.S. courts’ judgments in the Portuguese courts. In such an event, Portuguese law subjects the enforceability of foreign sentences to a High Court revision procedure, which is merely formal and aims exclusively to ensure respect for due process of law. Based on the opinion of Garrigues Portugal—Sucursal SL, our Portuguese counsel, there is doubt as to the enforceability in Portugal, whether in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the U.S. federal securities laws.

Regulatory Approvals for the Business Combination

The Capital Increase, the merger of shares and the merger are conditioned upon the regulatory approvals described below and in “The Shareholder Meeting and the Business Combination.”  Neither the merger of shares nor the merger is conditioned upon the approval of the CVM or the BM&FBOVESPA.

Under Portuguese law, the merger agreement relating to the merger of Portugal Telecom with TmarPart must include information that the CMVM considers to be equivalent to that of a public offer and admission to trading prospectus, which we refer to as the “Portuguese prospectus.” The information to be included in the Portuguese prospectus is described in the Portuguese Securities Code, Portuguese Securities Commission Regulation No. 3/2006 and Regulation No. 809/2004/EC of the Commission of April 29, as amended. The Portuguese prospectus will be subject to review and comment by the CMVM, but will not be formally approved by the CMVM.

Each of the merger of shares and the merger is conditioned on the applicable SEC registration statement having been declared effective by the SEC. The approval by the NYSE of the listing of the TmarPart ADSs to be delivered in connection with the merger of shares and the merger must be obtained for these ADSs to be traded by their holders. The admission to trading of the TmarPart common shares to be delivered in connection with the merger of shares and the merger by the NYSE Euronext Lisbon and the delisting of the Portugal Telecom ordinary shares must be obtained for the TmarPart common shares to be traded by their holders on the regulated market of the NYSE Euronext Lisbon.

We are unable to predict whether it may be necessary to delay the completion of the Business Combination pending the outcome of any approval or other action. We cannot assure you that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions. In addition, we cannot assure you that if the approvals were not obtained or other actions were not taken, adverse consequences might not result to our business or the businesses of our subsidiaries.

ANATEL Review

Under Brazilian regulations, the merger must be submitted to ANATEL to assess its effects on the Brazilian telecommunications services market and to confirm whether the applicable requirements will be met. TmarPart must obtain the approval of ANATEL prior to the effectiveness of the merger. TmarPart has submitted the merger to ANATEL. If ANATEL takes any action to impose conditions or performance commitments on us as a part of the approval process for the merger, including conditions that would require TmarPart to undertake significant capital expenditures or would require Oi to divest any significant part of its assets, that action could materially and adversely affect TmarPart’s business, financial condition and results of operations and prevent TmarPart from achieving the anticipated benefits of the Business Combination.

Brazilian Antitrust Review

Under Brazilian antitrust regulations, the merger of shares and the merger were subject to review by CADE to assess the effects on competition of the merger of shares and the merger. Brazilian law does not permit us to consummate the merger of shares or the merger prior to receiving the final approval from CADE, and the parties must keep their current competitive status until final approval is granted.  TmarPart submitted the merger of shares and the merger to CADE for approval on December 12, 2013, and CADE granted its unconditional final approval to the merger of shares and the merger on January 14, 2014.

Portuguese Antitrust Review

The merger is subject to clearance by the Portuguese Competition Authority, and may only be completed after such clearance is obtained following a non-opposition decision (express or tacit). Portugal Telecom submitted a draft notification to the Portuguese Competition Authority on January 20, 2014. Subsequently, the Portuguese Competition Authority may request additional information prior to making a formal filing. The Portuguese Competition Authority may prohibit the merger if it determines that the merger is capable of significantly impeding effective competition in the Portuguese market.

In connection with the Portuguese antitrust review, the Portuguese Competition Authority may ask ANACOM to issue a non-binding opinion on the possible impact of the merger on the Portuguese electronic communications markets in which Portugal Telecom operates. In response to this request, ANACOM may suggest remedies to be adopted by the Portuguese Competition Authority to address effects that ANACOM considers may adversely affect consumers or competition in the Portuguese electronic communications markets.

Additionally, as Portugal Telecom is an active participant in the Portuguese television distribution market, the Portuguese Competition Authority may request an opinion from the Portuguese Media Regulation Authority (Entidade Reguladora para a Comunicação Social), or “ERC,” in connection with the Portuguese antitrust review.

There is no assurance that the Portuguese Competition Authority will not prohibit the merger or will not impose additional conditions to the approval of the merger.

INDEPENDENT ACCOUNTANTS

The consolidated financial statements of Portugal Telecom as of December 31, 2013 and 2012 and January 1, 2012 and for the years ended December 31, 2013 and 2012, incorporated in this information statement by reference from the February 21 6-K, have been audited by Deloitte & Associados, SROC S.A., an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein.

The consolidated financial statements of Portugal Telecom as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, incorporated in this information statement by reference from the 2012 Portugal Telecom Annual Report, have been audited by Deloitte & Associados, SROC S.A., an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein.

The consolidated financial statements of Oi as of and for the year ended December 31, 2012, incorporated in this information statement by reference from the 2012 Oi Annual Report, have been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein.

The consolidated financial statements of Oi as of December 31, 2011 and for the years ended December 31, 2011 and 2010, incorporated in this information statement by reference from the 2012 Oi Annual Report, have been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein.

ANNEX A: PROPOSAL OF THE BOARD OF DIRECTORS

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

27 March 2014

PROPOSAL OF THE BOARD OF DIRECTORS

SOLE ITEM ON THE AGENDA:

(To deliberate on the participation in the Capital Increase of Oi, S.A. through the contribution of assets representing all of the operating assets held by the Portugal Telecom Group and the related liabilities, with the exception of the shares of Oi, the shares of Contax Participações, S.A. and the shares of Bratel BV held directly or indirectly by PT)

Whereas:

a.              Pursuant to the memorandum of understanding appropriately disclosed to the market on 2 October 2013 (“MoU”), PT, Oi, S.A. (“Oi”) and certain other companies related to them announced the intention of combining the two businesses of PT and Oi (the “Business Combination”), integrating them into a single Brazilian listed entity, it having been established that such company will be Telemar Participações, S.A. (“CorpCo”);

b.              With the Business Combination, the activities and business of PT and Oi will come to be under the control and management of one single entity, allowing synergies to be crystalized, either through PT’s achieving economies of scale which would otherwise be difficult to obtain or through Oi’s having more direct access to the resources and innovation capabilities of PT;

c.               CorpCo will have its headquarters in Brazil, will integrate, among others, the direct and indirect shareholders of PT and Oi and is expected to be listed on the Bovespa, S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&FBovespa”), on the NYSE Euronext Lisbon regulated market and on the New York Stock Exchange (in the form of American Depositary Receipts), with admission to the Novo Mercado segment of BM&FBovespa and the adoption of the related corporate governance practices, dispersion of the shareholder base of PT and Oi, creation of greater liquidity and obtaining of a greater growth potential for the shares traded;

d.              The implementation of the Business Combination is subject to several conditions, including a series of corporate transactions and their approval by the corporate bodies of each of the companies involved, obtaining the necessary legal and regulatory authorizations and applicable consents from creditors and third parties. The definitive agreements governing the necessary steps for the implementation of the Business Combination have already been agreed and signed (the “Definitive Agreements”), as announced on 20 February 2014;

e.               Within the scope of the process leading to said Business Combination, it is intended in particular that a share capital increase of Oi (the “Oi Capital Increase”) will be undertaken, in which a portion of the new shares to be issued will be subscribed through a contribution in kind corresponding to the shares held by PT in a company holding or to hold all of the operating assets relating to its business (except for the shares directly or indirectly held in Oi, Contax Participações, S.A. (“Contax”) and Bratel B.V.) and the liabilities of PT on the date of the contribution, as considered in the Valuation Report, a copy of which is attached hereto (Schedule 1) (“PT Assets”);

f.                So as to guarantee the conditions suitable for PT to make the aforementioned contribution in kind, prior to the Oi Capital Increase PT will implement a reorganization of its assets. As a result, all the shares of the companies holding the assets and liabilities corresponding to PT’s business have been or will be transferred so that they are owned directly or indirectly by PT Portugal, SGPS, S.A. (“PT Portugal”). The shares of capital stock of PT Portugal will transferred in the contribution in kind mentioned above;

g.               Under applicable Brazilian law, the PT Assets corresponding to the contribution in kind were valued by an independent valuation firm, as per the Valuation Report attached hereto;

h.              For purposes of the subscription in the Oi Capital Increase, the Board of Directors of Oi has determined a value for the PT Assets of €1,750 million. On the execution date of the Definitive Agreements, such amount was consistent with the range set forth in the MoU signed on 1 October 2013, corresponding to €1,900 million, when the dividends to be paid by PT before the completion of the Business Combination under its previously announced dividend policy and other costs associated with the transaction, as foreseen in the MoU, are taken into account, both of which have been considered in the Valuation Report;

i.                  As established in the MoU and in the Definitive Agreements, the value in Euros of the PT Assets was converted into 5,709.9 million Reais on 20 February 2014 (the day preceding the date of first publication of the notice for the Extraordinary General Meeting of the shareholders of Oi). The value in Reais which will apply for purposes of the subscription and contribution in kind by PT in the Oi Capital Increase was fixed as from that date;

j.                 The Report and the value of the PT Assets in Reais to be contributed by PT for purposes of the subscription in the Oi Capital Increase will be submitted, in accordance with Brazilian law, to the Oi General Meeting of Shareholders to be called for such purpose;

k.              As consideration for the contribution of PT Portugal within the Oi Capital Increase, PT will subscribe for ordinary and preferential shares. For such purpose, PT will benefit from the assignment of the priority rights to be assigned to it by Telemar Participações, S.A., AG Tel and LF Tel, with the shares being subscribed at a price per share equal to that established for the portion of the Oi Capital Increase to be made in cash and to be determined through the bookbuilding process;

l.                  After completion of the Oi Capital Increase, it is specifically envisaged that, subject to approval in a general meeting of the respective shareholders, (i) the control structure of CorpCo will be simplified through a corporate reorganization of the various holding companies which are direct and indirect shareholders of CorpCo, whereby, among other effects, PT will directly hold Oi shares corresponding to its indirect stake in CorpCo (the “Corporate Reorganization”); (ii) all the shares representing the share capital of Oi will be incorporated into CorpCo, with the Oi ordinary and preferential shares to be exchanged for ordinary shares of CorpCo and with Oi becoming a wholly owned subsidiary of CorpCo (the “Incorporation of Oi”); and (iii) PT will be incorporated into CorpCo through a merger transaction through which PT will cease to exist, with the shares of PT being exchanged for shares representing the share capital of CorpCo (the “PT Merger”);

m.          With the completion of the Oi Capital Increase, certain agreements will come into force binding the votes of PT and other parties involved, the shareholders of CorpCo and Oi, with a view to carrying out the Corporate Reorganization and the Incorporation of Oi. Should these events not occur, for whatever reason, the stake of PT in CorpCo and, indirectly, in Oi, will remain bound to the current shareholders’ agreements and to the voting and transfer restrictions established therein, duly adapted, notably to maintain the rights of the parties now in effect and to provide for continuing efforts toward the completion of the Business Combination, in accordance with the principles originally established. Still in this case, PT will not be able to trade its shares in Oi (neither those already currently held nor those acquired under the Oi Capital Increase) until 31 December 2014, without prejudice to the lock-up agreement described below;

n.              Pursuant to the documentation of the Oi Capital Increase, it is expected that PT will enter into an agreement with the placement banks not to dispose of the Oi shares subscribed by PT in the Oi Capital Increase, and subsequently the CorpCo shares for which the former will be exchanged under the Incorporation of Oi (lock-up), for a period to be established, estimated from 90 to 180 days as from the completion of the Oi Capital Increase. Such lock-up will not be applicable to the shareholders of PT after the completion of the PT Merger, where the shares they hold in PT’s share capital will be exchanged for CorpCo shares;

o.              The PT Merger Agreement to be prepared jointly by the management bodies of PT and CorpCo will be submitted at the appropriate time for the approval of the Shareholders at a General Meeting to be called to such purpose after the completion of the Oi Capital Increase. Pursuant to such General Meeting, and should the transaction be approved by the Shareholders, the final terms of the transaction to be undertaken will be determined, including the final exchange ratio for the merger (which depends on the number and price of the shares to be subscribed for by PT in the Oi Capital Increase);

p.              Therefore, and notwithstanding PT’s contribution of the PT Assets within the Oi Capital Increase, it is possible that the PT Merger will not be completed, namely if it is not approved by the Shareholders. In such case, PT will exclusively hold a stake in CorpCo (after the completion of the Incorporation of Oi) with the Shareholders maintaining a direct stake in PT, which will remain listed on the NYSE Euronext. In such an event, under the agreements executed in connection with the Business Combination, it was established as a condition that PT will be limited to exercising 7.5% of the voting rights of CorpCo, after the Incorporation of Oi, regardless of the stake effectively held;

q.              The stake of PT in the Oi Capital Increase is subject to the satisfaction of various conditions (without prejudice to the ability of PT or Oi, as applicable, to waive any such condition, to the extent legally permitted), including the approval by the shareholders’ General Meeting of PT and Oi, the obtaining of any legal and regulatory authorizations, notably the authorization/non-opposition for all steps of the Business Combination by the Brazilian telecom regulator  (Agência Nacional de Telecomunicações) (“Anatel”) and by the Portuguese Antitrust Authorities (Autoridade da Concorrência Portuguesa) (“AdC”), the obtaining of consents from lenders and third parties and the final and valid consummation of the Oi Capital Increase, including the subscription of the cash portion in a minimum amount of 7 billion Reais;

r.                 PT may opt not to carry out the subscription of the Oi Capital Increase in the event its corporate stake in CorpCo, as a result of the subscription orders of the Oi Capital Increase, on a fully diluted basis after the Incorporation of Oi, is equal to or lower than 36.6% of the shares representing the share capital of CorpCo. Similarly, Oi may opt not to allow PT to participate in the Oi Capital Increase should it be verified up to the end of the bookbuilding process that, as a result of the transaction, PT would hold a stake, on a fully diluted basis, greater than 39.6% of the shares representing the share capital of CorpCo;

s.                Given the material nature of the transaction at hand, the Board of Directors decided to request, under article 373, number 3, of the Portuguese Companies Code, the convening of a General Meeting of Shareholders to deliberate on PT’s contribution of the PT Assets within the Oi Capital Increase;

t.                 All the documents relating to the Oi Capital Increase, aside from all the other documents already disclosed by Oi related to the Transaction, will be available to the respective shareholders of Oi and the market in general, and may be consulted on Oi’s Investor Relations website (http://ri.oi.com.br), on the IPE system on the website of the CVM (Comissão de Valores Mobiliários, the Brazilian Securities Commission) (www.cvm.gov.br), and on the BM&FBOVESPA website (www.bmfbovespa.com.br).

We propose that the following be approved:

The participation of PT in the Oi Capital Increase, through the contribution of the PT Assets comprising all of the operating assets held by PT (except for the stakes directly or indirectly held in Oi, Contax and Bratel B.V.), and the liabilities of PT on the date of the contribution, as considered in the Valuation Report, a copy of which is attached hereto.

That such contribution be undertaken for the amount of 5,709.9 million Reais, corresponding to the equivalent of 1,750 million Euros, applying the Euro/Real conversion rate on 20 February 2014 (i.e., 3.2628 Reais per Euro), as established in the MoU and the Definitive Agreements and which, considering the dividends to be paid by PT before the completion of the Business Combination under its previously announced dividend policy, subject to the approval of the annual General Meeting, and other costs associated with the transaction, as foreseen in the MoU — both already considered in the Valuation Report — corresponded on that date to €1,900 million.

Lisbon, 24 February 2014

The Board of Directors